     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 2000

                                                      REGISTRATION NO. 333-34864
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                            STRATOS LIGHTWAVE, INC.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                              3674                             36-4360035
 (State or other jurisdiction of       (Primary Standard Industrial      (I.R.S. Employer Identification
  incorporation or organization)       Classification Code number)                     No.)

                            7444 WEST WILSON AVENUE
                            CHICAGO, ILLINOIS 60706
                                 (708) 867-9600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               JAMES W. MCGINLEY
                                   PRESIDENT
                            STRATOS LIGHTWAVE, INC.
                            7444 WEST WILSON AVENUE
                            CHICAGO, ILLINOIS 60706
                                 (708) 867-9600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

           JAMES W. ASHLEY, JR.                                MORTON A. PIERCE
            DAVID M. SEGHETTI                                 MICHELLE B. RUTTA
          Lord, Bissell & Brook                              Dewey Ballantine LLP
         115 South LaSalle Street                        1301 Avenue of the Americas
         Chicago, Illinois 60603                           New York, New York 10019
              (312) 443-0700                                    (212) 259-8000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO
SECTION 8(a) MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 22, 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                8,750,000 SHARES

                                     [LOGO]

                            STRATOS LIGHTWAVE, INC.

                                  COMMON STOCK

        ----------------------------------------------------------------

This is our initial public offering of shares of common stock. We are offering 8,750,000 shares. No public market currently exists for our shares.

We have applied to list the shares on the Nasdaq National Market under the symbol "STLW." We expect the public offering price to be between $16.00 and $18.00 per share.

    INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 8.

                                                                      PER SHARE                    TOTAL
                                                              -------------------------  -------------------------
Public offering price.......................................              $                          $
Underwriting discount.......................................              $                          $
Proceeds to Stratos Lightwave...............................              $                          $

We have granted the underwriters a 30-day option to purchase up to 1,312,500 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about             , 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

      CIBC WORLD MARKETS

            U.S. BANCORP PIPER JAFFRAY

                   ROBERT W. BAIRD & CO.

                         TUCKER ANTHONY CLEARY GULL

                                                        FIDELITY CAPITAL MARKETS

                                                A DIVISION OF NATIONAL FINANCIAL
                                                            SERVICES CORPORATION

            , 2000

Description of Inside Cover Art:


The inside front cover contains images of various Stratos Lightwave optical subsystem and component products, a stylized diagram of a long-distance network which shows the location of Stratos Lightwave optical products in this network, and a stylized diagram of a local area network attached to a storage area network, which includes elements found in most applications such as communication lines, servers, switches, workstations and storage devices, and which shows a close-up of a Stratos Lightwave subsystem and the location of Stratos Lightwave optical products in these networks.

                               TABLE OF CONTENTS

                                         PAGE
                                       --------
Prospectus Summary...................       4
Risk Factors.........................       8
Forward-Looking Statements...........      20
Our Separation From Methode
  Electronics........................      21
Use of Proceeds......................      22
Dividend Policy......................      22
Capitalization.......................      23
Dilution.............................      24
Selected Combined Financial Data.....      25
Unaudited Pro Forma Combined
  Financial Statements...............      27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      30

                                         PAGE
                                       --------
Business.............................      39
Management...........................      53
Arrangements Between Methode
  Electronics and Stratos
  Lightwave..........................      63
Principal Stockholder................      72
Description of Capital Stock.........      73
Shares Eligible for Future Sale......      77
Underwriting.........................      78
Legal Matters........................      80
Experts..............................      80
Where You Can Find More Information..      81
Index to Financial Statements........     F-1

                             ABOUT THIS PROSPECTUS

    You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

    Until             , 2000, all dealers selling shares of the common stock,
whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR COMBINED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THEIR OVER-ALLOTMENT OPTION.

                                  OUR COMPANY


    We develop, manufacture and sell optical subsystems and components for high data rate networking, data storage and telecommunication applications. Our optical subsystems convert electronic signals into optical signals and back into electronic signals, thereby facilitating the transmission of information over optical communication networks. These optical subsystems are designed for use in local area networks, storage area networks, metropolitan area networks, wide area networks and central office networking in telecommunication markets. Our optical subsystems are compatible with the transmission protocols used in these networks, including Gigabit Ethernet, Fast Ethernet, Fibre Channel and asynchronous transfer mode (ATM). We also design, manufacture, and sell a full line of optical components and cable assemblies for use in these networks. Our net sales increased to $71.8 million in the fiscal year ended April 30, 2000 from $46.5 million in the fiscal year ended April 30, 1999.


    Over the last several years, the number of communication networks and the amount of data transmitted over networks has increased substantially due to the rapid growth of data intensive applications. In addition, the expansion of data and storage networks over a geographically dispersed user base has increased the amount of data transmitted over communication networks. This rapid growth has exposed the transmission speed and physical space limitations of existing networks which traditionally have relied primarily on the transmission of electronic signals. To address the expanding bandwidth and transmission distance requirements, new communication equipment has been developed using optical technology for high data rate networking, data storage and telecommunication applications.


    Optical communication original equipment manufacturers increasingly rely on highly integrated subsystem suppliers to rapidly develop major elements of their systems. These suppliers allow OEMs to better focus on their core competencies in overall product systems, specific differentiating product benefits, marketing and distribution. In order to meet the rapidly evolving needs of OEMs, subsystem suppliers must address a number of significant technical challenges, including the following:


    - Attaining higher data rates over extended distances while complying with Federal Communication Commission standards requires advanced optoelectronic technologies and more precise packaging and connections;

    - Delivering products that address the demand for increasingly higher port density and smaller packages requires greater component miniaturization, more precise packaging and optical alignment;

    - Responding to demands for shorter lead times requires that manufacturers design products and scale production more rapidly;

    - Producing increasingly integrated products requires a broad expertise in optical technologies to achieve component compatibility; and


    - Supporting a wide range of data rates, transmission distance requirements, network protocols, optical interfaces and packaging options requires that suppliers to original equipment manufacturers offer a broad range of products.

    We believe our company possesses the following key competitive advantages:


    - HIGH PERFORMANCE. We design, manufacture and test our products to provide industry leading optical line transmission performance with special attention to standards compliance and interoperability. We believe that we are uniquely positioned with our advanced engineering and manufacturing capabilities and optical expertise to provide high performance optical subsystems and components.

    - INTEGRATED DESIGN AND MANUFACTURING. Our diverse in-house capabilities in electronics, optical systems and electro-mechanical packaging enable us to produce optical subsystems and components with faster times to market and the latest in miniaturization technology. In addition, our integrated design and manufacturing capabilities enable us to increase production efficiencies and rapidly scale our production to deliver high volumes in a cost effective manner.


    - BROAD SUBSYSTEM AND COMPONENT PRODUCT LINE. Our broad line of optical subsystems and components are available in a variety of fiber optic interfaces, or form factors, support a wide range of data rates, protocols, wavelengths, modes and transmission distances, and have applications in the enterprise, metropolitan area network, wide area network and telecommunication markets.


    - RELIABILITY. We design, manufacture and test in-house and take a multi-tiered approach to assure the reliability of our optical subsystems. During the design phase, our optical subsystems undergo rigorous verification and qualification testing before designs are released to production. We believe our control over testing throughout the design and manufacturing process results in greater reliability and higher performance in our products.


    Our objective is to be a leading developer, manufacturer and seller of high-performance optical subsystems and components to optical communication original equipment manufacturers. Key elements of our strategy include the following:


    - Invest in the development of new technologies that lead to new products with increased bandwidth capabilities, higher port density and greater reliability;


    - Target high-growth optical communication markets such as the enterprise, metropolitan area network, wide area network and telecommunication markets;


    - Continue to expand our product offerings of optical transceivers to encompass a broader spectrum of data rates and form factors;

    - Continue to design and build increasingly integrated subsystems and components;

    - Utilize our extensive customer service and technical support throughout the qualification and sale process to respond quickly to our customers and align our product development efforts with our customers' evolving needs; and

    - Pursue acquisitions or investments which complement our current products, enhance our technical capabilities, lower our manufacturing costs, expand the breadth of our market, or otherwise offer growth opportunities.

                   OUR RELATIONSHIP WITH METHODE ELECTRONICS

    Prior to this offering, we were a wholly-owned subsidiary of Methode Electronics. After the completion of this offering, Methode will own approximately 86.1% of the outstanding shares of our common stock, or approximately 84.3% if the underwriters exercise their over-allotment option in full.

    Methode has announced that it currently plans to divest its remaining equity interest in us by means of a distribution to its stockholders in a transaction intended to be tax-free to Methode and those stockholders. This transaction is sometimes referred to in this prospectus as the spin-off. While Methode expects the spin-off to occur six to twelve months after this offering, Methode is not obligated to complete the divestiture of its remaining equity interest in us, and the spin-off may not occur by the contemplated time or at all. Methode will determine the timing, structure and all of the terms of its distribution of our common stock.

    Methode and our company will enter into various agreements which provide for the separation of our business from Methode and govern our interim and ongoing relationships. For a description of these agreements, see "Arrangements Between Methode Electronics and Stratos Lightwave."

                             CORPORATE INFORMATION

    Our principal executive offices are located at 7444 West Wilson Avenue, Chicago, Illinois 60706. Our telephone number is (708) 867-9600. As part of our separation from Methode Electronics, we were incorporated in Delaware in April 2000.

                                  THE OFFERING


Common stock offered by Stratos Lightwave.......  8,750,000 shares

Common stock to be outstanding after the
  offering......................................  62,779,807 shares, or 64,092,307 shares if the underwriters' over-allotment option is exercised in
                                                  full.

Common stock to be held by Methode immediately
  after the offering............................  54,029,807 shares

Use of proceeds.................................  We estimate that our net proceeds from this offering will be approximately $136.8 million based
                                                  on an assumed initial public offering price of
                                                  $17.00 per share. We intend to use these net
                                                  proceeds for general corporate purposes, to repay
                                                  an estimated $2.0 million in advances from a
                                                  Methode subsidiary, to pay $3.0 million of
                                                  additional purchase price in connection with our
                                                  previously completed Polycore Technologies
                                                  acquisition and to pay $1.2 million of capital to
                                                  our MP Optical China subsidiary. See "Use of
                                                  Proceeds."

Proposed Nasdaq National Market symbol..........  "STLW"



    The number of shares of our common stock to be outstanding after this offering does not include 4,500,000 shares of our common stock reserved for issuance under our 2000 Stock Plan. We have granted options to purchase 3,793,850 shares of our common stock effective as of the date of this offering with an exercise price equal to the public offering price. See "Management--Employee Benefit Plans--Stratos Lightwave 2000 Stock Plan."

                        SUMMARY COMBINED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                FISCAL YEAR ENDED APRIL 30,
                                                  --------------------------------------------------------
                                                     1996         1997       1998       1999       2000
                                                  -----------   --------   --------   --------   ---------
                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.......................................    $14,485     $20,966    $24,158    $46,458     $71,785
License fees and royalties......................         --          --        188         50       1,459
Income (loss) before income taxes...............        293        (882)    (1,428)     5,632       6,050
Net income (loss)...............................    $   176     $  (507)   $  (858)   $ 3,502     $ 3,790
Net income (loss) per share, basic and
  diluted.......................................    $  0.00     $ (0.01)   $ (0.02)   $  0.06     $  0.07
                                                    =======     =======    =======    =======     =======
Shares outstanding, basic and diluted...........     54,030      54,030     54,030     54,030      54,030
                                                    =======     =======    =======    =======     =======



    Methode transferred and contributed our business to us as of May 28, 2000. As a result of this transaction, our issued and outstanding capital stock was increased to 54,029,807. Shares outstanding and net income (loss) per share amounts have been adjusted for all prior periods.



                                                        AS OF APRIL 30,                   AS OF APRIL 30, 2000
                                          --------------------------------------------   ----------------------
                                             1996         1997       1998       1999      ACTUAL    AS ADJUSTED
                                          -----------   --------   --------   --------   --------   -----------
                                          (UNAUDITED)                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...............    $    --     $    --    $    --    $   550    $   537     $132,373
Working capital.........................      5,544       4,444      5,749     11,994     17,747      151,083
Total assets............................     11,761      14,619     17,110     31,523     61,137      197,973
Long-term obligations, less current
  portion...............................         --          --         --         --         --           --
Stockholders' equity....................     10,886      12,939     14,596     26,169     52,962      189,798



    The as adjusted column gives effect to the receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed offering price of $17.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, the repayment of an estimated $2.0 million in advances from a Methode subsidiary, $1.5 million of which was used to fund working capital, and the payment of $3.0 million as additional purchase price with respect to our previous acquisition of Polycore Technologies. The
$1.2 million of capital being paid from the proceeds of this offering to our MP Optical China subsidiary does not require any adjustment since its financial statements are consolidated with our financial statements.


                               OTHER INFORMATION

    Our financial records have been maintained on the basis of a fiscal year ending on the Saturday closest to April 30, with fiscal quarters ending on the Saturday closest to the end of each thirteen week period. For ease of comparison, all references to period end dates in this prospectus have been presented as though the period ended on the last day of the calendar month.

    In this prospectus, "Stratos Lightwave," "Stratos," the "company," "we," "us" and "our" each refers to Stratos Lightwave, Inc., and "Methode Electronics" and "Methode" refers to Methode Electronics, Inc.


    We have filed U.S. trademark applications for "Stratos," "Stratos Lightwave" and our Stratos logo. All other product names, trade names and trademarks appearing in this prospectus are the property of their holders.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATING TO OUR BUSINESS

OUR NET SALES AND OPERATING RESULTS VARY SIGNIFICANTLY FROM QUARTER TO QUARTER, AND OUR STOCK PRICE MAY FALL IF OUR QUARTERLY PERFORMANCE DOES NOT MEET ANALYSTS' OR INVESTORS' EXPECTATIONS.

    Our quarterly net sales and operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult to predict our future operating results. Although our annual net sales have generally improved over the last five years, we believe that quarter-to-quarter comparisons of our net sales and operating results are not meaningful and should not be relied upon as an indicator of our future performance. Some of the factors which cause our net sales and operating results to vary include:

    - the timing of customer orders, particularly from our largest customers;

    - our ability to manufacture and ship our products on a timely basis;

    - changes in our product mix;

    - competitive pressures resulting in lower prices;

    - the introduction of new products or technologies by us or our competitors; and

    - the timing of our receipt of license fees and royalty payments relating to our intellectual property.

    In one or more future quarters, our net sales or operating results will likely be below the expectations of public market analysts and investors. If this occurs, the price of our common stock would likely decline.

OUR SUCCESS DEPENDS ON THE GROWTH OF COMMUNICATION NETWORKS AND THEIR USE OF OPTICAL COMMUNICATION TECHNOLOGIES. IF THESE EVENTS DO NOT OCCUR, THE GROWTH IN OUR NET SALES IS NOT LIKELY TO CONTINUE AND OUR BUSINESS WOULD LIKELY BE SIGNIFICANTLY HARMED.

    Our optical subsystems and components are used primarily in enterprise, metropolitan area, wide area and telecommunication networks. These markets are rapidly evolving and it is difficult to predict their potential size or future growth rate. In addition, there is uncertainty as to the extent to which optical communication technologies will be used throughout these markets. Our success in generating revenue in these markets will depend on the growth of these markets and their use of optical communication technologies. If these markets grow more slowly than expected, or if the use of optical communication technologies in these markets does not expand, the growth in our net sales is not likely to continue and our business would likely be significantly harmed.

WE MUST DEVELOP NEW PRODUCTS AND TECHNOLOGY AS WELL AS ENHANCEMENTS TO EXISTING PRODUCTS AND TECHNOLOGY IN ORDER TO REMAIN COMPETITIVE. IF WE FAIL TO DO SO, OUR PRODUCTS WILL NO LONGER BE COMPETITIVE AND OUR NET SALES WILL DECLINE.

    The market for our products and technology is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support new products and technology on a successful and timely basis. If we fail to develop and deploy new products and technologies or enhancements of existing products on a successful and timely basis or we experience delays in the development, introduction or enhancement of our products and technologies, our products will no longer be competitive and our net sales will decline.

    The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

OUR PRODUCTS ARE INCORPORATED INTO LARGER SYSTEMS WHICH MUST COMPLY WITH VARIOUS DOMESTIC AND INTERNATIONAL GOVERNMENT REGULATIONS. IF THE PERFORMANCE OF OUR PRODUCTS CONTRIBUTES TO OUR CUSTOMERS' INABILITY TO COMPLY WITH THESE REQUIREMENTS, WE MAY LOSE THESE CUSTOMERS AND OUR NET SALES WILL DECLINE.

    In the United States, our products are incorporated into larger systems which must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, our products are incorporated into larger systems which must also comply with standards established by local authorities in various countries which may vary considerably. If the performance of our products contributes to our customers' inability to comply with existing or evolving standards established by regulatory authorities or to obtain timely domestic or foreign regulatory approvals we may lose these customers and our net sales will decline.

IF OUR PRODUCTS FAIL TO COMPLY WITH EVOLVING INDUSTRY STANDARDS OR ALTERNATIVE TECHNOLOGIES IN OUR MARKETS, WE MAY BE REQUIRED TO MAKE SIGNIFICANT EXPENDITURES TO REDESIGN OUR PRODUCTS.

    Our products comprise only a part of an entire networking system and must comply with evolving industry standards in order to gain market acceptance. In many cases, we introduce a product before an industry standard has become widely accepted. Because industry standards do not exist in some cases at the time we are developing new products, we may develop products that do not comply with the eventual industry standard. If this occurs, we would need to redesign our products to comply with adopted industry standards. In addition, if alternative technologies are adopted as an industry standard within our target markets, we would have to dedicate significant time and resources to redesign our products to meet this new industry standard. If we are required to redesign our products, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. If we are not successful in redesigning our products or developing new products to meet new standards or any other standard that may emerge, our net sales will decline.

WE DERIVE A SIGNIFICANT PORTION OF OUR NET SALES FROM A FEW LARGE CUSTOMERS, AND OUR NET SALES MAY DECLINE SIGNIFICANTLY IF ANY OF THESE CUSTOMERS CANCELS, REDUCES OR DELAYS PURCHASES OF OUR PRODUCTS.

    Our success will depend on our continued ability to develop and manage relationships with significant customers. For the 2000 fiscal year, our three largest customers and their respective contract manufacturers accounted for 44% of our net sales, with Cisco, Nortel and Alcatel accounting for 26%, 10% and 8% of our net sales, respectively. For the 1999 fiscal year, our three largest customers and their respective contract manufacturers accounted for 43% of our net sales, with Nortel, Cisco and Alcatel accounting for 27%, 10% and 6% of our net sales, respectively. We expect our dependence on sales to a small number of large customers to continue.

    The markets in which we sell our products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. As a result, our relationships with these customers are critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products which incorporate our products. Our customers have in the past sought price concessions from us and will continue to do so in the future. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of one or more of our largest customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could cause our net sales to significantly decline.

    Our sales to other business units within Methode have also represented a significant portion of our net sales. Sales to Methode represented 8.2% of our net sales in fiscal 2000 and 8.6% of our net sales in fiscal 1999. Although we are attempting to retain this business, Methode is not obligated to continue to purchase products from us and we expect future purchases to be made pursuant to individual purchase orders. We cannot assure you that purchases of our products by Methode will not significantly decline.

OUR SALES CYCLE RUNS FROM OUR CUSTOMERS' INITIAL DESIGN TO PRODUCTION FOR COMMERCIAL SALE. THIS CYCLE IS LONG AND UNPREDICTABLE AND MAY CAUSE OUR NET SALES TO DECLINE OR INCREASE OUR OPERATING EXPENSES.

    We cannot predict the timing of our sales accurately because of the length of our sales cycles. As a result, if sales forecasts from specific customers are not realized, we may be unable to compensate for the sales shortfall and our net sales may decline. The period of time between our initial contact with a customer and the receipt of a purchase order may span up to a year or more, and varies by product and customer. During this time, customers may perform, or require us to perform, extensive evaluation and qualification testing of our products. Generally, they consider a wide range of issues before committing to purchase our products, including ability to interoperate with other subsystems and components, product performance and reliability. We may incur substantial sales and marketing expenses and expend significant management effort while our potential customers are qualifying our products. Even after incurring these costs, we ultimately may not sell any or only small amounts of our products to these potential customers. Consequently, if new sales do not result from our efforts to qualify our products, our operating expenses will increase.

OUR CUSTOMERS MAY CEASE PURCHASING OUR PRODUCTS AT ANY TIME AND MAY CANCEL OR DEFER PURCHASES ON SHORT NOTICE, WHICH MAY CAUSE OUR NET SALES TO DECLINE OR INCREASE OUR OPERATING EXPENSES.

    We generally do not have long-term contracts with our customers. Sales are typically made pursuant to individual purchase orders, often with extremely short lead times, that may be canceled or deferred by customers on short notice without significant penalty. Our customers base their orders for our products on the forecasted sales and manufacturing schedules for their own products. Our customers have in the past significantly accelerated, canceled or delayed orders for our products in response to unanticipated changes in the manufacturing schedules for their own products, and will likely do so again in the future. The reduction, cancellation or delay of individual customer purchase orders could cause our net sales to decline. Moreover, these uncertainties complicate our ability to accurately plan our manufacturing schedule and may increase our operating expenses.

IF WE DO NOT DECREASE OUR MANUFACTURING COSTS OR INCREASE SALES OF HIGHER MARGIN PRODUCTS AS THE AVERAGE UNIT PRICE OF OUR EXISTING PRODUCTS DECREASES, OUR GROSS MARGINS WILL DECLINE.

    The average unit price of our products generally decrease as the products mature in response to increased competition, the introduction of new products and increased unit volumes. Substantially all of our products are designed and manufactured in our own facilities. Accordingly, a significant portion of our cost of sales is fixed over the near term. In order to remain competitive, we must continually reduce our manufacturing costs through design and engineering changes and increases in manufacturing efficiencies. We must also continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Our inability to reduce manufacturing costs or introduce new products will cause our gross margins to decline, which would significantly harm our operating results.

THE MARKET FOR OPTICAL SUBSYSTEMS AND COMPONENTS IS HIGHLY COMPETITIVE, WHICH MAY RESULT IN LOST SALES OR LOWER GROSS MARGINS.

    The markets for optical subsystems and components are highly competitive and are expected to intensify in the future. For optical subsystems, we compete primarily with Agilent Technologies, Inc., Finisar Corporation, Infineon Technologies Corp., International Business Machines Corporation and Optical Communications Products, Inc. For optical components, we compete primarily with Infineon Technologies Corp, Lucent Technologies Inc., Molex, Inc. and Tyco International, Ltd. and numerous other smaller companies. Many of these companies have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. We expect that more companies, including some of our customers, will enter the markets for our products. We may not be able to compete successfully against either current or future competitors. Our competitors continue to introduce improved products with lower prices, and we will have to do the same to remain competitive. In addition, some of our current and potential customers are attempting to integrate their operations by producing their own optical subsystems or components or acquiring one or more of our competitors which may eliminate the need to purchase our products. Furthermore, larger companies in other related industries are developing and acquiring technologies and applying their significant resources, including their distribution channels and brand name recognition, in an effort to capture significant market share. While this trend has not historically impacted our competitive position, it may result in future decreases in our net sales.

WE DEPEND ON SUPPLIERS FOR SEVERAL KEY COMPONENTS AND IF THESE SUPPLIERS ARE UNABLE TO MEET OUR NEEDS, WE MAY EXPERIENCE DELAYS IN SHIPMENTS AND INCREASED COSTS.

    We purchase several key components that are incorporated into our products, such as semiconductor devices, from a limited number of suppliers. We have experienced shortages and delays in obtaining key components in the past and expect to experience shortages and delays in the future. These shortages and delays have typically occurred when demand within the industry has increased rapidly and exceeds the capacity of suppliers of key components in the short term. Delays and shortages also often occur in the early stages of a product's life cycle. The length of shortages and delays in the past has varied from several days to a month. We are unable to predict the length of any future shortages or delays.

    We currently have two or more sources for all key components. Although we enter into long-term agreements for the purchase of key components from time to time, our purchases of key components are generally made on a purchase order basis. We may also maintain an inventory of limited source components to limit the potential impact of a component shortage.

    The inability to obtain sufficient quantities of these components that meet our quality requirements may interrupt and delay the manufacturing of our products or result in the cancellation of orders for our products. In addition, our suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion, or at all. Any transition to alternative suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we may have to redesign or modify our products, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY, WE WILL INCUR ADDITIONAL OPERATING EXPENSES AND OUR OPERATING RESULTS WILL SUFFER.

    We have significantly expanded our operations over the last several years and expect to continue to increase the scope of our operations in the future. For example, the number of our employees has increased from approximately 200 as of April 30, 1997 to 499 as of April 30, 2000. This growth has placed, and will continue to place, a strain on our management systems and operational resources. As demand for our products grows, we will need to expand our design and manufacturing capabilities, as well as our sales, marketing and technical support. We will also need to improve our financial and managerial controls, reporting systems and procedures. The technical complexities of our products and the rapidly evolving markets we serve will require a high level of management effectiveness in managing the expansion of our operations. Our key management personnel have limited experience in managing this type of growth. If we are unable to manage our growth effectively, we will incur additional expenses which will cause our operating results to suffer.

OUR SUCCESS DEPENDS ON OUR ABILITY TO HIRE AND RETAIN QUALIFIED TECHNICAL PERSONNEL, AND IF WE ARE UNABLE TO DO SO, OUR PRODUCT DEVELOPMENT EFFORTS AND CUSTOMER RELATIONS WILL SUFFER.

    Our products require sophisticated manufacturing, research and development, marketing and sales, and technical support. Our success depends on our ability to attract, train and retain qualified technical personnel in each of these areas. We intend to increase the number of our employees who perform these functions. Competition for personnel in all of these areas is intense and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to hire and retain qualified personnel, our product development efforts and customer relations will suffer.

OUR PRODUCTS MAY CONTAIN DEFECTS WHICH MAY CAUSE US TO INCUR SIGNIFICANT COSTS, DIVERT OUR ATTENTION FROM PRODUCT DEVELOPMENT EFFORTS AND RESULT IN A LOSS OF CUSTOMERS.


    Our products are complex and may contain defects, particularly when first introduced or as new versions are released. For example, we experienced a two-month manufacturing delay in connection with one of our products as a result of a defective component supplied by a third party. Our customers integrate our subsystems and components into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or a system into which our products have been incorporated, it may be difficult to identify the source of the problem. We may be subject to liability claims for damages related to product defects or experience manufacturing delays as a result of these defects in the future, any or all of which could be substantial. The length of any future manufacturing delays in connection with a product defect will depend on the nature of the defect and whether we or one of our component suppliers was the source of the defect. Moreover, the occurrence of defects, whether caused by our products or technology or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products and technology.


WE ARE SUBJECT TO ENVIRONMENTAL LAWS AND OTHER LEGAL REQUIREMENTS THAT HAVE THE POTENTIAL TO SUBJECT US TO SUBSTANTIAL LIABILITY AND INCREASE OUR COSTS OF DOING BUSINESS.

    Our properties and business operations are subject to a wide variety of federal, state, and local environmental, health and safety laws and other legal requirements, including those relating to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous substances used in our manufacturing processes. We cannot assure you that these legal requirements will not impose on us the need for additional capital expenditures or other requirements. If we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities. Although we believe that we are in compliance and have complied with all applicable legal requirements, we may also be required to incur additional costs to comply with current or future legal requirements.

ECONOMIC, POLITICAL AND REGULATORY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS MAY LIMIT OUR SALES AND INCREASE OUR COSTS OF DOING BUSINESS ABROAD.

    A portion of our sales are generated from customers located outside the United States, principally in Europe. We also operate manufacturing facilities in China and the United Kingdom. Sales to customers located outside of the United States, excluding sales to Methode and its affiliates, were approximately 15.2% of our net sales in fiscal 2000 and approximately 9.7% of our net sales in fiscal 1999. Our international operations are subject to a number of risks and uncertainties, including:

    - difficulties in managing operations in different locations;

    - changes in foreign currency rates;

    - longer accounts receivable collection cycles;

    - difficulties associated with enforcing agreements through foreign legal systems;

    - seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

    - trade protection measures and import and export licensing requirements;

    - changes in a specific country's or region's political or economic conditions;

    - potentially adverse tax consequences; and

    - the potential difficulty in enforcing intellectual property rights in some foreign countries.

    These factors could adversely impact our international sales or increase our costs of doing business abroad or impair our ability to expand into international markets, and therefore could significantly harm our business.

FUTURE ACQUISITIONS WE UNDERTAKE COULD HARM OUR BUSINESS BY DIVERTING OUR RESOURCES AND INCREASING OUR COSTS.

    We expect to actively pursue opportunities to buy other businesses or technologies that would complement our current products, expand our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. Any future acquisitions may result in the use of significant amounts of cash, the incurrence of debt, and amortization expenses related to goodwill and other intangible assets. Our experience in acquiring other businesses and technologies is limited. Acquisitions involve numerous risks, including:

    - difficulties in integrating operations, products, technologies and personnel;

    - unanticipated costs or write-offs associated with the acquisition;

    - diversion of management's attention from other business concerns;

    - diversion of capital and other resources from our existing businesses; and

    - potential loss of key employees of purchased organizations.

OUR RECENT ACQUISITIONS HAVE NOT GENERATED SIGNIFICANT SALES, AND IF THESE BUSINESSES DO NOT BECOME PROFITABLE OUR OPERATING RESULTS COULD BE SERIOUSLY HARMED.

    In April 1999, Methode acquired Polycore Technologies, Inc., which we operate as our Stratos Micro Systems subsidiary. In December 1999, Methode acquired the optoelectronics business of Spire Corporation, which we operate as our Bandwidth Semiconductor subsidiary. The integration of these businesses into our company is not complete. Since their acquisition by us, these businesses have focused on the introduction of new products and the expansion of their manufacturing capabilities and have not generated significant revenues. In addition, these businesses have required significant amounts of capital to support their development activities, and we expect to continue to invest substantial amounts of capital in these businesses for up to two years after this offering. If these businesses do not become profitable, our operating results could be seriously harmed.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS WOULD SIGNIFICANTLY IMPAIR THEIR VALUE AND OUR COMPETITIVE POSITION.

    We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Although we have numerous issued patents and pending patent applications, we cannot assure you that any patents will issue as a result of our pending patent applications or, if issued, that any patent claim allowed will be sufficiently broad to protect our technology. In addition, we cannot assure you that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide us with meaningful protection of our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. We may be unable to detect the unauthorized use of our intellectual property or to take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Further, enforcing our intellectual property rights could result in the expenditure of significant financial and managerial resources and the success of these efforts cannot be predicted with certainty. Litigation may be necessary in the future to enforce our intellectual property rights. This litigation could be costly and its outcome cannot be predicted with certainty. Our inability to adequately protect against unauthorized use of our intellectual property would significantly impair its value and our competitive position.

WE ARE CURRENTLY INVOLVED IN PENDING LITIGATION WHICH, IF DECIDED AGAINST US, COULD IMPAIR OUR ABILITY TO PREVENT OTHERS FROM USING OUR TECHNOLOGY, RESULT IN THE LOSS OF FUTURE ROYALTY INCOME AND REQUIRE US TO PAY SIGNIFICANT MONETARY DAMAGES.


    Methode is a plaintiff in two lawsuits relating to our intellectual property rights. The first lawsuit was filed by Methode in April 1999 and is against Agilent Technologies, Inc., Finisar Corporation and Hewlett-Packard Company, Inc. The second lawsuit was filed by Methode in October 1999 and is against Infineon Technologies Corp. and Optical Communications Products, Inc. In these actions, Methode alleges that optoelectronic products sold by the defendants infringe upon between two and five Methode patents. The defendants in these lawsuits have filed various affirmative defenses. In addition, Finisar has filed counterclaims. For a description of these lawsuits, see "Business--Litigation."



    As part of our separation from Methode, the Methode patents which are the subject of these lawsuits and Methode's rights in these lawsuits will be contributed to us and we will agree to indemnify Methode against all costs, expenses and liabilities associated with these lawsuits. These lawsuits are in the preliminary stage, and we cannot predict their outcome with certainty. We use the technologies covered by the patents that are the subject of this litigation in the manufacture of optical subsystems which represented approximately 58% of our net sales in the 2000 fiscal year. If one or more of these patents were found to be invalid or unenforceable, we would lose the ability to prevent others from using the technologies covered by the invalidated patents. This could result in significant decreases in our sales and gross margins for our products that use these technologies. In addition, we would lose the future royalty payments from our current licensees of these patents. We could also be required to pay significant monetary damages to one or more of the defendants or be required to reimburse them for their legal fees. Accordingly, if one or more of these patents were found to be invalid or unenforceable, our business would be significantly harmed.


CLAIMS THAT WE INFRINGE THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS COULD RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO SELL OUR PRODUCTS.

    In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies used in our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, and divert the efforts of our technical and management personnel. If we are unsuccessful in defending ourselves against these types of claims, we may be required to do one or more of the following:

    - stop selling our products that use or incorporate the challenged intellectual property;

    - attempt to obtain a license to sell or use the relevant technology or substitute technology, which license may not be available on reasonable terms or at all; or

    - redesign those products that use the relevant technology.

    In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

           RISKS RELATING TO OUR SEPARATION FROM METHODE ELECTRONICS

WE HAVE NEVER OPERATED AS A STAND-ALONE COMPANY AND OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO IMPLEMENT THE SYSTEMS AND CONTROLS NECESSARY TO SUPPORT OUR BUSINESS.

    Our business was contributed and transferred to us by Methode as of May 28, 2000. Prior to that date, Methode conducted our business through various divisions and subsidiaries and has historically provided us with operational, financial and other support. Following this offering, we will operate as a stand-alone company and, accordingly, must develop and implement the financial, management, information and reporting systems and controls necessary to support our business. Furthermore, we will need to continually improve our systems and controls as the size of our company increases. Although Methode has agreed to provide us with various interim services, these arrangements will generally terminate within one year of the proposed spin-off. See "Agreements between Methode Electronics and Stratos Lightwave--Master Transition Services Agreement." After the expiration of these arrangements, we may not be able to replace these interim services on terms, including cost, as favorable as those we will receive from Methode. We also cannot give any assurance that we will be able to develop the necessary systems, resources and controls to support our business.

OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

    The historical financial information we have included in this prospectus may not reflect what our results of operation, financial position and cash flows would have been had we been a stand-alone company during the periods presented. Methode did not account for us as, and we were not operated as, a stand-alone company during these periods. In addition, the historical financial information included in this prospectus is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Methode, including changes in our management structure and employee benefit plans and the increased costs associated with being a public, stand-alone company.

    For additional information, see "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and related notes.

METHODE WILL CONTROL THE OUTCOME OF STOCKHOLDER VOTING AS LONG AS IT OWNS A MAJORITY OF OUR COMMON STOCK AND MAY EXERCISE ITS VOTING POWER IN A MANNER ADVERSE TO YOU.

    After the completion of this offering, Methode will own approximately 86.1% of our outstanding shares of common stock, or approximately 84.3% if the underwriters exercise their over-allotment option in full. As long as Methode owns a majority of our outstanding common stock, it will continue to be able to elect our entire board of directors and generally be able to determine the outcome of all corporate actions requiring stockholder approval. As a result, Methode will be in a position to continue to control all matters affecting our company, including:

    - a change of control of our company, including a merger;

    - the acquisition or disposition of assets by our company;

    - future issuances of common stock or other securities of our company;

    - the incurrence of debt by our company;

    - the payment of dividends on our common stock; and

    - some determinations with respect to the treatment of items in our tax returns which are consolidated or combined with Methode's tax returns.


    Methode's ability to control our company may result in the market price of our common stock trading at a price lower than the price at which it would trade if Methode did not own a controlling interest in our company.



    Methode has indicated that it currently intends to divest its remaining equity interest in our company six to twelve months after this offering, although it is not obligated to do so. We cannot give any assurance that Methode will complete the divestiture of its equity interest in our company in this time frame or at all. There are no restrictions on Methode's ability to sell a controlling interest in our company to a third party.


TWO OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE THEY ARE ALSO DIRECTORS OF METHODE OR OWN SIGNIFICANT AMOUNTS OF METHODE'S STOCK.

    Two members of our board of directors are also directors of Methode. These directors will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions and other corporate opportunities that may be suitable for both Methode and us. In addition, after this offering and the proposed spin-off, these directors will continue to own significant amounts of Methode's stock and options on Methode's stock they acquired as directors or employees of Methode. This ownership could create, or appear to create, potential conflicts of interest when these directors are faced with decisions that could have different implications for Methode and us.

OUR CHARTER CONTAINS PROVISIONS WHICH GENERALLY PERMIT METHODE TO ENGAGE IN BUSINESS ACTIVITIES SIMILAR TO OUR BUSINESS WITHOUT OUR PARTICIPATION AND LIMIT METHODE'S DUTY TO ADVISE US OF CORPORATE OPPORTUNITIES, WHICH MAY RESULT IN OUR LOSS OF CORPORATE OPPORTUNITIES WHICH COULD BENEFIT US.

    Our restated certificate of incorporation provides that Methode and its officers, directors, agents, stockholders and affiliates will have the right, except as otherwise agreed by Methode and us, to engage or invest in any business activity, including business activities similar to our business, and we will not have the right to participate with Methode in these business opportunities. Our restated certificate of incorporation also contains provisions which limit the duty of Methode and its directors, officers and employees to advise us of business and investment opportunities which may be of interest to our company. These provisions may result in our loss of business and investment opportunities which could benefit us. See "Description of Capital Stock--Corporate Opportunities."

    Methode and its affiliates have agreed not to engage anywhere in the world in the manufacture or sale, other than to its current customers as of the contribution date, of specified optoelectronic products and processes, or the manufacture of standard fiber optic connector products and/or accessories. These non-compete restrictions will terminate one year after the spin-off date. For a more detailed description of these restrictions, see "Arrangements Between Methode Electronics and Stratos Lightwave--Master Separation Agreement."

WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH METHODE WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS, THE RESOLUTION OF WHICH MAY NOT BE AS FAVORABLE TO US AS IF WE WERE DEALING WITH AN UNAFFILIATED PARTY.

    We currently have and, after this offering and the proposed spin-off, will continue to have, various interim and ongoing agreements with Methode. As a result, conflicts of interest may arise between Methode and us in a number of areas relating to our past and ongoing relationships, including:

    - the nature, quality and pricing of the interim services Methode has agreed to provide to us;

    - litigation, labor, tax, employee benefits and other matters arising from our separation from Methode;

    - major business combinations involving us; and

    - sales or distributions by Methode of all or any portion of its ownership interest in us.

    We cannot assure you that we will be able to resolve any conflicts we may have with Methode or, if we are able to do so, that the resolution will be as favorable as if we were dealing with an unaffiliated party. The agreements we have entered into with Methode may be amended by mutual agreement of the parties. While we are controlled by Methode, it may be able to require us to agree to amendments to these agreements that may be less favorable to us than the current terms of these agreements. See "Arrangements between Methode Electronics and Stratos Lightwave."

WE HAVE AGREED TO CONTRACTUAL LIMITATIONS UNDER OUR SEPARATION AGREEMENTS WITH METHODE WHICH COULD LIMIT THE CONDUCT OF OUR BUSINESS AND OUR ABILITY TO PURSUE OUR BUSINESS OBJECTIVES.

    We have agreed to contractual limitations under our separation agreements with Methode which place restrictions on our ability to conduct our business. Under our tax sharing and indemnification agreement with Methode, we have agreed to limit our ability to complete acquisitions and divestitures and issue capital stock. The purpose of these provisions is to preserve Methode's ability to distribute its shares in our company to its stockholders on a tax-free basis. These restrictions in the tax sharing and indemnification agreement generally expire two years after Methode completes its proposed spin-off of its equity interest in us.

    Under our initial public offering and distribution agreement with Methode, we have agreed not to take any action which would limit Methode's ability to sell our shares or its rights as a stockholder of our company in a manner which is not applicable to our stockholders generally. In addition, we have agreed not to issue, prior to the proposed spin-off, any shares of common stock or rights, warrants or options to acquire our stock, if such issuance would result in Methode owning less than 80.5% of our common stock. These restrictions in the initial public offering and distribution agreement will be binding on us as long as Methode owns at least 50% of our outstanding common stock or until Methode notifies us that it no longer intends to proceed with the proposed spin-off.

    Under our master separation agreement with Methode, we and our affiliates have agreed not to engage in:

    - the manufacture or sale, other than to our current customers as of the contribution date, of standard cable assemblies and specified cable management cabinets and value-added cable assemblies for local area networks, data centre, telecom and other project installation driven applications in Europe;

    - the manufacture or sale of electronic interconnect devices anywhere in the world; and/or

    - the sale of standard cable assembly or cable management cabinets in combination with system integration or system installation services to end-user clients in the United States and Europe.

    Any of these restrictions could materially limit the way in which we conduct our business and our ability to pursue our business objectives. For a more detailed description of these restrictions, see "Arrangements Between Methode Electronics and Stratos Lightwave--Master Separation Agreement," "Arrangements Between Methode Electronics and Stratos Lightwave--Initial Public Offering and Distribution Agreement" and "Arrangements Between Methode Electronics and Stratos Lightwave--Tax Sharing and Indemnification Agreement."

IF THE PROPOSED SPIN-OFF IS NOT TAX-FREE, WE COULD BE LIABLE TO METHODE FOR THE RESULTING TAXES, WHICH WOULD SIGNIFICANTLY HARM OUR BUSINESS.

    Methode has indicated that, following this offering, it intends to divest its remaining equity interest in us by means of a tax-free spin-off. We have agreed to indemnify Methode in the event the spin-off is not tax-free to Methode for reasons including actions taken by or with respect to us or our failure to take various actions, all as set forth in our tax sharing agreement with Methode. We may not be able to control some of the events that could trigger this liability. In particular, any acquisition of us by a third party within two years of the spin-off could result in the spin-off becoming a taxable transaction and give rise to our obligation to indemnify Methode for any resulting tax or other liability. If we were to become obligated to indemnify Methode for this liability, our financial condition and business would be significantly harmed. See "Arrangements Between Methode Electronics and Stratos Lightwave--Tax Sharing and Indemnification Agreement."

OUR SEPARATION FROM METHODE MAY RESULT IN OUR LOSS OF THE RIGHT TO USE SOME LICENSED INTELLECTUAL PROPERTY RIGHTS USED IN OUR BUSINESS, WHICH MAY RESULT IN LOSS OF SALES OR AN INCREASE IN OUR COSTS.

    We benefit from various license agreements for intellectual property rights related to our business which were entered into by Methode prior to the contribution and transfer of our business to us. Under the general assignment and assumption agreement between Methode and our Stratos Lightwave, LLC subsidiary, Methode has agreed to use its commercially reasonable efforts to obtain any necessary consents or approvals in connection with the transfer of these licenses to us. If Methode is unable to obtain these consents and transfer these licenses to us, we would be required to discontinue using the licensed technology, attempt to obtain a similar license which may not be available on reasonable terms or at all, or redesign our products, which may result in loss of sales or an increase in our costs.

                        RISKS RELATING TO THIS OFFERING

OUR COMMON STOCK HAS NOT TRADED PUBLICLY, AND THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE AFTER THIS OFFERING.

    Prior to this offering, there has not been a public market for our common stock. The public offering price of our common stock was determined by negotiations among representatives of the underwriters and us, and may not be indicative of the market price of our common stock after this offering. For a discussion of the factors to be considered in determining the public offering price, see "Underwriting." We cannot assure you that an active public market will develop or be sustained after this offering or that the market price of our common stock will not decline below the public offering price.

THE MARKET PRICES FOR SECURITIES OF TECHNOLOGY RELATED COMPANIES HAVE BEEN VOLATILE IN RECENT YEARS AND OUR STOCK PRICE COULD FLUCTUATE SIGNIFICANTLY AFTER THIS OFFERING.

    The market price of our common stock could fluctuate significantly after the offering. Factors that could affect our stock price include:

    - economic and stock market conditions generally and specifically as they may impact participants in the communication industry;

    - earnings and other announcements by, and changes in market evaluations of, participants in the optical communication industry;

    - changes in financial estimates and recommendations by securities analysts following our stock;

    - announcements or implementation by us or our competitors of technical innovations or new products;

    - strategic moves by us or our competitors, such as acquisitions; and

    - actions by Methode prior to the proposed spin-off of our common stock.

    In addition, the securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performance. Specifically, market prices for securities of technology related companies have frequently reached elevated levels, often following their initial public offerings. These levels may not be sustainable and may not bear any relationship to these companies' operating performances.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE OPEN MARKET COULD CAUSE OUR STOCK PRICE TO DECLINE.

    After this offering, we will have 62,779,807 shares of common stock outstanding. This includes the 8,750,000 shares of common stock we are selling in this offering, which may be resold in the public market immediately after this offering. The remaining 54,029,807 shares, representing approximately 86.1% of our total outstanding shares of common stock following this offering, will be owned by Methode. If Methode distributes these shares to the holders of its Class A and Class B common stock through the proposed spin-off, they would be eligible for immediate resale in the public market, other than shares held by our affiliates. We are unable to predict whether significant amounts of our common stock will be sold in the open market in anticipation of, or following, this spin-off. Methode has the sole discretion to determine the timing, structure and the terms of the spin-off, all of which may affect the trading levels of our common stock. In addition, if Methode does not proceed with the spin-off, it will have the right to require us to register its shares of our common stock under the U.S. federal securities laws for sale into the public market. Any sales of substantial amounts of our common stock in the open market, or the perception that these sales might occur, whether as a result of the spin-off or otherwise, could cause the market price for our common stock to decline. See "Shares Eligible for Future Sale."

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY, WHICH COULD DECREASE THE VALUE OF YOUR SHARES.

    Our restated certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions apply even if the offer may be considered beneficial by some stockholders. For a more detailed discussion of these provisions, see "Description of Capital Stock--Anti-Takeover Effects of Our Charter, Bylaws and Delaware Law."

OUR MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE NET PROCEEDS OF THIS OFFERING, AND IF THESE FUNDS ARE NOT USED EFFECTIVELY, OUR LIQUIDITY AND CAPITAL RESOURCES WILL BE ADVERSELY AFFECTED.


    We intend to use part of the net proceeds of this offering to repay an estimated $2.0 million of advances received from a Methode subsidiary, to pay $3.0 million of additional purchase price in connection with our prior acquisition of Polycore Technologies, Inc. and to pay $1.2 million of capital to our MP Optical China subsidiary. See "Use of Proceeds." The remaining
$130.6 million of the net proceeds of this offering will be used for general corporate purposes and are not allocated for a specific purpose, and, therefore, our management will have broad discretion in determining how to use these funds. If our use of these funds does not increase our cash flows from operations, our liquidity and capital resources will be adversely affected.


                           FORWARD-LOOKING STATEMENTS

    Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should," or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

                    OUR SEPARATION FROM METHODE ELECTRONICS

    On February 23, 2000, Methode announced plans to create a separate company comprised of its optical products businesses. Accordingly, we were incorporated in Delaware in April 2000 as a wholly-owned subsidiary of Methode. The effective date of Methode's contribution and transfer to us of our business was May 28, 2000 and is sometimes referred to in this prospectus as the contribution date. Prior to the contribution date, Methode conducted our business through various divisions and subsidiaries.

SEPARATION AND TRANSITIONAL ARRANGEMENTS

    Methode and our company have entered into various agreements which govern the separation of our business from Methode. These agreements consist of a master separation agreement, a general assignment and assumption agreement, a master transition services agreement and an employee matters agreement. In addition, prior to completion of this offering, Methode and our company will enter into a tax sharing and indemnification agreement to allocate tax liabilities between the parties. Prior to the completion of this offering, we will also enter into an initial public offering and distribution agreement and a registration rights agreement which govern our relationship with Methode between the closing of this offering and the completion of the proposed spin-off.

    The agreements relating to our separation from Methode were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Methode. For more information regarding the separation arrangements, see "Arrangements between Methode Electronics and Stratos Lightwave."

DISTRIBUTION BY METHODE ELECTRONICS OF OUR COMMON STOCK

    After the completion of this offering, Methode will own approximately 86.1% of the outstanding shares of our common stock, or approximately 84.3% if the underwriters exercise their over-allotment option in full. As long as Methode owns a majority of our outstanding common stock, it will be able to elect our entire board of directors and generally be able to determine the outcome of all corporate actions requiring stockholder approval.

    Methode has announced that it currently plans to divest its remaining equity interest in us by means of a distribution to Methode's stockholders in a transaction intended to be tax-free to Methode and those stockholders. Methode currently expects the proposed spin-off to occur six to twelve months after this offering. However, Methode is not obligated to complete its divestiture of its remaining equity interest in us, and the spin-off may not occur by the contemplated time or at all.

    Methode will determine the timing, structure and all of the terms of its distribution of our common stock. Methode's final determination to proceed will require a declaration of the spin-off by the Methode board of directors. This declaration is not expected to be made until certain conditions, many of which are outside the control of Methode, are satisfied, including:

    - receipt by Methode of a ruling from the Internal Revenue Service as to the tax-free nature of the spin-off; and

    - the absence of any future change in market or economic conditions or in Methode or our business and financial condition that causes the Methode board of directors to conclude that the spin-off is not in the best interest of Methode's stockholders.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from this offering will be approximately $136.8 million based on an assumed initial public offering price of $17.00 per share and after deducting the estimated underwriting discount and offering expenses. If the underwriters exercise their over-allotment option in full, the net proceeds are estimated to be approximately $157.6 million.

    We intend to use the net proceeds of this offering:

    - to repay an estimated $2.0 million in advances received from a Methode subsidiary after May 28, 2000;


    - to pay $3.0 million of additional purchase price in connection with our prior acquisition of Polycore Technologies, Inc.;



    - to pay $1.2 million of capital to our MP Optical China subsidiary; and



    - for general corporate purposes, including working capital, capital expenditures, research and development and payments to Methode for transition services. See "Arrangements Between Methode Electronics and Stratos Lightwave--Master Transitional Services Agreement."


    In addition, we may use a portion of the net proceeds of this offering to acquire or invest in complementary technologies or businesses. We are not currently a party to any agreements or understandings with respect to any future acquisitions or investments. Pending the foregoing uses, we intend to invest the net proceeds from this offering in short-term, interest bearing, investment grade marketable securities.


    The advances from the Methode subsidiary were made pursuant to a promissory note in the amount of up to $6 million dollars which bears interest at the prime rate of Bank of America and is payable on the earlier to occur of 5 days after the closing of this offering or 30 days after receipt of a written demand from the Methode subsidiary.


    The principal purposes of our separation from Methode and this offering are to increase our capitalization and to provide us with direct access to public equity markets. We cannot currently identify all of the specific uses for a substantial portion of the net proceeds from this offering. Accordingly, our management will have broad discretion in applying the net proceeds from this offering.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings to fund the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of April 30, 2000 and our capitalization on an as adjusted basis to reflect our receipt of the net proceeds from the sale of 8,750,000 shares of common stock in this offering at an assumed public offering price of $17.00 per share, after deducting the estimated underwriting discount and offering expenses payable by us.



                                                           AS OF APRIL 30, 2000
                                                          -----------------------
                                                           ACTUAL     AS ADJUSTED
                                                          ---------   -----------
                                                              (IN THOUSANDS)
                                                                      (UNAUDITED)
Stockholders' equity:
  Preferred stock; $.01 par value; 5,000,000 shares
    authorized; none issued and outstanding.............   $    --     $     --
  Common stock; $.01 par value; 200,000,000 shares
    authorized; 54,029,807 issued and outstanding,
    actual; 62,779,807, as adjusted.....................       540          628
  Additional paid-in capital............................    52,422      189,170
                                                           -------     --------
    Total stockholders' equity..........................    52,962      189,798
                                                           -------     --------
      Total capitalization..............................   $52,962     $189,798
                                                           =======     ========



    Methode transferred and contributed our business to us as of May 28, 2000. As a result of this transaction, our issued and outstanding capital stock was increased to 54,029,807 and the actual shares outstanding have been adjusted as of April 30, 2000.



    The number of shares of our common stock to be outstanding after this offering does not include 4,500,000 shares of our common stock reserved for issuance under our Stratos 2000 Stock Plan. In May 2000 we granted options to purchase 3,793,850 shares of our common stock effective as of the date of this offering with an exercise price equal to the public offering price.


    See "Selected Combined Financial Data," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management--Employee Benefit Plans--Stratos Lightwave 2000 Stock Plan" and the combined financial statements and related notes included in this prospectus.

                                    DILUTION


    The net tangible book value of our common stock as of April 30, 2000 was approximately $42.4 million, or $0.78 per share. After giving effect to the sale of our common stock in this offering, at an assumed public offering price of $17.00 per share, assuming that the underwriters' over-allotment option is not exercised, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, the net tangible book value of our common stock would have been $179.2 million, or $2.85 per share.


    Net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the number of shares of common stock outstanding prior to the offering. This offering will result in an increase in the net tangible book value per share of $2.07 to Methode and dilution in net book value per share of $14.15 to new investors who purchased in the offering. Dilution per share to new investors is determined by subtracting net tangible book value per share after the offering from the assumed public offering price of $17.00 per share. The following table illustrates this per share dilution.

Assumed public offering price per share.....................              $17.00

  Net tangible book value per share as of April 30, 2000....   $0.78

  Increase attributable to sale of common stock in the
    offering................................................    2.07
                                                               -----

Net tangible book value per share after this offering.......                2.85
                                                                          ------

Dilution per share to new investors.........................              $14.15
                                                                          ======

    If the underwriters' over-allotment option were exercised in full, the net tangible book value per share after the offering would be $3.12 per share, the increase in net tangible book value per share to existing stockholders would be $2.34 per share and the dilution in net tangible book value to new investors would be $13.88 per share.

    The following table summarizes as of April 30, 2000, the differences between the total consideration paid and the average price per share paid by Methode and the new investors with respect to the number of shares of common stock purchased from us based on an assumed public offering price of $17.00 per share:

                                     SHARES PURCHASED       TOTAL CONSIDERATION
                                   ---------------------   ----------------------   AVERAGE PRICE
                                     NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                   ----------   --------   -----------   --------   -------------
Methode Electronics..............  54,029,807     86.1%     52,962,000     26.3%       $ 0.98
New investors....................   8,750,000     13.9%    148,750,000     73.7%       $17.00
                                   ----------     ----     -----------     ----        ------
Total............................  62,779,807      100%    201,712,000      100%       $ 3.21
                                   ==========     ====     ===========     ====        ======

                        SELECTED COMBINED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    You should read the following selected combined financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the related notes included elsewhere in this prospectus.

    The combined statement of operations data set forth below for the fiscal years ended April 30, 1998, 1999 and 2000 and the combined balance sheet data as of April 30, 1999 and 2000 are derived from, and are qualified by reference to, our audited combined financial statements included elsewhere in this prospectus. The combined statement of operations data set forth below for the fiscal year ended April 30, 1997 and the combined balance sheet data as of April 30, 1997 and 1998 are derived from combined audited financial statements not included in this prospectus. The combined statement of operations data set forth below for the fiscal year ended April 30, 1996 and the combined balance sheet data as of April 30, 1996 are derived from unaudited combined financial statements not included in this prospectus.


    The as adjusted column gives effect to the receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed offering price of $17.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, the repayment of an estimated $2.0 million in advances from a Methode subsidiary, $1.5 million of which was used to fund working capital, and the payment of $3.0 million in additional purchase price with respect to our previous acquisition of Polycore Technologies. The
$1.2 million of capital being paid from the proceeds of this offering to our MP Optical subsidiary does not require any adjustment since its financial statements are consolidated with our financial statements.


    The combined financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The following financial information does not reflect what our combined financial position and combined results of operations would have been had we operated as a separate, stand-alone entity for the periods presented. Our net sales presented below differ from the net sales of our business previously reported by Methode primarily because intercompany sales to Methode are accounted for as third-party transactions in the financial statements below, but have been eliminated in information previously reported by Methode.


    Methode transferred and contributed our business to us as of May 28, 2000. As a result of this transaction, our issued and outstanding capital stock was increased to 54,029,807. Shares outstanding and net income (loss) per share amounts have been adjusted for all prior periods.



                                                               FISCAL YEAR ENDED APRIL 30,
                                                   ----------------------------------------------------
                                                     1996       1997       1998       1999       2000
                                                   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenue:
  Net sales......................................  $14,485    $20,966    $24,158    $46,458    $71,785
  License fees and royalties.....................       --         --        188         50      1,459
                                                   -------    -------    -------    -------    -------
                                                    14,485     20,966     24,346     46,508     73,244
Costs and expenses:
  Cost of sales..................................    8,905     14,121     17,656     29,543     48,064
  Research and development.......................    1,441      2,294      2,353      3,301      7,045
  Sales and marketing............................    1,777      2,524      2,945      4,514      6,724
  General and administrative.....................    2,069      2,909      2,820      3,518      5,361
                                                   -------    -------    -------    -------    -------
    Total costs and expenses.....................   14,192     21,848     25,774     40,876     67,194
                                                   -------    -------    -------    -------    -------
Income (loss) before income taxes................      293       (882)    (1,428)     5,632      6,050
Income taxes (benefit)...........................      117       (375)      (570)     2,130      2,260
                                                   -------    -------    -------    -------    -------
Net income (loss)................................  $   176    $  (507)   $  (858)   $ 3,502    $ 3,790
                                                   -------    -------    -------    -------    -------
Net income (loss) per share, basic and diluted...  $  0.00    $ (0.01)   $ (0.02)   $  0.06    $  0.07
                                                   =======    =======    =======    =======    =======
Shares outstanding, basic and diluted............   54,030     54,030     54,030     54,030     54,030
                                                   =======    =======    =======    =======    =======

                        SELECTED COMBINED FINANCIAL DATA
                                 (IN THOUSANDS)


                                                         AS OF APRIL 30,                 AS OF APRIL 30, 2000
                                            -----------------------------------------   -----------------------
                                              1996       1997       1998       1999      ACTUAL     AS ADJUSTED
                                            --------   --------   --------   --------   ---------   -----------
                                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.................  $    --    $    --    $    --    $   550     $   537     $132,373
Working capital...........................    5,544      4,444      5,749     11,994      17,747      151,083
Total assets..............................   11,761     14,619     17,110     31,523      61,137      197,973
Long-term obligations, less current
  portion.................................       --         --         --         --          --           --
Stockholders' equity......................   10,886     12,939     14,596     26,169      52,962      189,798

                            STRATOS LIGHTWAVE, INC.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT

                           YEAR ENDED APRIL 30, 2000

    On December 29, 1999 Methode purchased substantially all the assets of the Optoelectronics division of Spire Corporation, referred to as Bandwidth Semiconductor. The acquisition is being accounted for by the purchase method of accounting. See Note 2 to our combined financial statements included elsewhere in the prospectus for a description of the acquisition.

    The unaudited pro forma combined statement of operations for the fiscal year ended April 30, 2000 was prepared as if the acquisition was made on May 1, 1999 using the unaudited statement of operation of Bandwidth Semiconductor for the eight months ended October 31, 1999, and our audited combined statement of operations for the fiscal year ended April 30, 2000 which includes the results of operations of Bandwidth Semiconductor for the four months ended April 30, 2000.

    The unaudited pro forma combined financial information does not purport to present our combined results of operations had the acquisition actually occurred on the date indicated; nor does it purport to be indicative of results that will be attained in the future.

    The pro forma financial information has not been adjusted to reflect the estimated expenses under our company's transitional service arrangements with Methode because these expenses do not differ significantly from the costs historically allocated to us by Methode for similar arrangements and reflected in our historical financial statements. The transitional services between Methode and our company will generally be in effect for one year following the spin-off. Our expenses in connection with effecting our separation from Methode are not expected to be material.


    Methode transferred and contributed our business to us as of May 28, 2000. As a result of this transaction, our issued and outstanding capital stock was increased to 54,029,807. Shares outstanding and net income (loss) per share amounts have been adjusted for all prior periods.


    The pro forma financial information should be read in conjunction with our historical combined financial statements and the related notes included elsewhere in the prospectus.

                            STRATOS LIGHTWAVE, INC.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                BANDWIDTH                        STRATOS
                                                  STRATOS     SEMICONDUCTOR                     PRO FORMA
                                                FISCAL YEAR   EIGHT MONTHS                     FISCAL YEAR
                                                   ENDED          ENDED                           ENDED
                                                 APRIL 30,     OCTOBER 31,     PRO FORMA        APRIL 30,
                                                   2000           1999        ADJUSTMENTS         2000
                                                -----------   -------------   -----------      -----------
PRO FORMA STATEMENT OF OPERATIONS DATA:
Revenue:
  Net sales...................................    $71,785         $2,885                         $74,670
  License fees and royalties..................      1,459              8                           1,467
                                                ---------------------------                    -----------
                                                   73,244          2,893                          76,137
Costs and expenses:
  Cost of sales...............................     48,064          2,586         $ 129 (a)        50,779
  Research and development....................      7,045             55                           7,100
  Sales and marketing.........................      6,724            792                           7,516
  General and administrative..................      5,361            271           248 (b)         5,880
                                                                                   118 (c)           118
                                                  -------         ------         -----           -------
    Total costs and expenses..................     67,194          3,704           495            71,393
                                                  -------         ------         -----           -------
Income (loss) before income taxes.............      6,050           (811)         (495)            4,744
Income taxes (benefit)........................      2,260             --          (510)(d)         1,750
                                                  -------         ------         -----           -------
Net income (loss).............................    $ 3,790         $ (811)        $  15           $ 2,994
                                                  =======         ======         =====           =======
Net income per share, basic and diluted.......                                                   $  0.06
                                                                                                 =======
Shares outstanding, basic and diluted.........                                                    54,030
                                                                                                 =======

                            STRATOS LIGHTWAVE, INC.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                           YEAR ENDED APRIL 30, 2000

    The pro forma adjustments to the unaudited pro forma combined statement of operations for the year ended April 30, 2000 include adjustments for Bandwidth Semiconductor as well as adjustments related to account for the allocation of the purchase price and the pro forma combination of the companies.

(a) Represents additional depreciation over five years on the fixed assets of Bandwidth Semiconductor written up to fair value at the date of acquisition.

(b) Represents the amortization over twenty-five years of the excess of purchase price over net assets acquired of Bandwidth Semiconductor.

(c) Represents the amortization over twenty-five years of additional purchase price related to the contingent payment to the former shareholders of Polycore Technologies, Inc., payable in the event of an initial public offering of the company. See Note 2 to our combined financial statements included elsewhere in the prospectus for a description of the acquisition.

(d) Represents the tax benefit at statutory rates applied to the loss attributable to Bandwidth Semiconductor and the total of the pro forma adjustments.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE COMBINED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER SUBSTANTIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF SEVERAL FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    We develop, manufacture and sell optical subsystems and components for high data rate networking, data storage and telecommunication applications. These optical subsystems are designed for use in local area networks (LANs), storage area networks (SANs), metropolitan area networks (MANs), wide area networks
(WANs) and central office networking in the telecommunication markets. Our optical subsystems are compatible with the advanced transmission protocols used in these networks, including Gigabit Ethernet, Fast Ethernet, Fibre Channel, and asynchronous transfer mode (ATM). We also design, manufacture and sell a full line of optical components and cable assemblies for use in enterprise, metropolitan area, wide area and telecommunication networks.


    On February 23, 2000, Methode announced plans to create a separate company comprised of its optical products businesses. Accordingly, we were incorporated in Delaware in April 2000 as a wholly-owned subsidiary of Methode. The effective date of Methode's contribution and transfer to us of our business was May 28, 2000. Prior to the that date, Methode conducted our business through various divisions and subsidiaries.

    After the completion of this offering, Methode will own approximately 86.1% of the outstanding shares of our common stock, or approximately 84.3% if the underwriters exercise their over-allotment option in full. Methode currently intends to divest its remaining equity interest in us six to twelve months after this offering by distributing all of its shares of our common stock to the holders of Methode Class A and Class B common stock, although it is not obligated to do so.


    Our net sales are derived principally from the sale of optical subsystems and components to optical communication original equipment manufacturers (OEMs). Sales are generally recognized upon product shipment. Returns are recognized immediately upon receipt and are recorded as soon as they are determined to be due. Our net sales have fluctuated from period to period based on the size and timing of customer orders, particularly from our largest customers, and based on any canceled, delayed or rescheduled orders in the relevant period. Historically, product obsolescence relating to customer cancellations, delays and rescheduling has not been material and therefore, we do not currently maintain reserves for these matters. We determine reserves for rapid technological change on a product by product basis. While it is likely that obsolescence due to rapid technological change will continue, the timing and amount of this obsolescence cannot be predicted with certainty.



    We market and sell our products domestically and internationally through our direct sales force, local resellers and manufacturers' representatives. Specifically, we have established relationships with resellers and manufacturers' representatives in Australia, Europe, India, Israel and the Pacific Rim. For the fiscal year ended April 30, 2000, sales to customers in the United States accounted for approximately 79% of our net sales and sales to customers in the United Kingdom accounted for approximately 10% of our net sales. No other geographic region accounted for a material portion of our net sales. We expect sales to customers in the United States to continue to account for the majority of our future net sales, although we expect sales to foreign customers to increase in the future.



    For the fiscal year ended April 30, 2000, our three largest customers and their respective contract manufacturers accounted for 44% of our net sales, with Cisco, Nortel and Alcatel accounting for 26%, 10% and 8% of our net sales, respectively. For the fiscal year ended April 30, 1999, our three largest customers together with their respective contract manufacturers accounted for 43% of our net sales, with Nortel, Cisco and Alcatel accounting for 27%, 10% and 6% of our net sales, respectively. We expect our dependence on sales to a small number of large customers to continue.


    The average unit prices of our products generally decrease as the products mature in response to factors such as increased competition, the introduction of new products and increased unit volumes. We anticipate that average selling prices will continue to decline in future periods although the timing and degree of the declines cannot be predicted with any certainty. We must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices.


    License fees and royalties represent payments received from four parties pursuant to license agreements for patented technology which is also used by us in our optical subsystems. The license agreement for two of these parties provided for fixed upfront payments and future fixed payments based on the occurrence of specified contingent events, but do not provide for any continuing royalties. The license agreements for the other two parties provided for fixed upfront payments and ongoing royalties of 4% of sales of licensed products, subject to specified minimum payments. The timing and amounts of these payments is beyond our control. Accordingly, the amount received in any given period is expected to vary significantly. The duration of all of these license agreements extends until the expiration of the licensed patents, which is currently in 2017. We will consider entering into similar agreements in the future, however, we are not able to predict whether we will enter into any additional licenses in the future and, if so, the amount of any license fees or royalties.


    Our cost of sales consists of materials, salaries and related expenses for manufacturing personnel and manufacturing overhead. We purchase several key components used in the manufacture of our products from a limited number of suppliers. We have periodically experienced shortages and delivery delays for these materials. In some circumstances, we maintain an inventory of limited source components to decrease the risk of shortage. If we overestimate our requirements, we may have excess inventory of these components. Substantially all of our products are designed and manufactured in our own facilities. Accordingly, a portion of our cost of sales is fixed over the near term. In order to remain competitive, we must continually reduce our manufacturing costs through design and engineering innovations and increases in manufacturing efficiencies. There can be no assurance that we will be able to reduce our manufacturing costs or introduce new products to offset anticipated decreases in the average selling prices of our products.

    Research and development expenses consist primarily of salaries and related expenses for design engineers, scientists and other technical personnel, depreciation of test and prototyping equipment, and tooling. Research and development expenses also consist of materials and overhead costs related to major product development projects. Historically, research and development expenses have included allocations from Methode of expenses for salaries and related expenses for research and development personnel. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our long-term business success and we intend to increase investment in research and development programs in future periods for the purpose of enhancing or reducing the cost of current optical subsystems and components, and developing new optical subsystems and components.

    Sales and marketing expenses consist primarily of personnel costs, including sales commissions and product marketing and promotion costs. Historically, expenses have included allocations from Methode of expenses for the salaries and related expenses for sales and marketing personnel. We expect to continue to make significant expenditures for sales and marketing services.


    General and administrative expenses consist primarily of personnel costs for our administrative and financial groups, as well as legal, accounting and other professional fees. General and administrative expenses also consist of the amortization of goodwill resulting from the excess of the purchase price over net assets of the acquired companies, which is amortized on a straight-line basis over twenty-five years. Historically, expenses have included allocations from Methode for the salaries and related expenses for administrative, finance and human resources personnel, professional fees, information technology, and other corporate expenses. In support of our continued growth and our operations as an independent public company, we expect to continue to make significant expenditures for general and administrative services.


    We have entered into a master transitional service agreement governing the provision of transition services by Methode and us on an interim basis after the contribution date. This agreement provides for transitional services and mutual support by each party to the other in one or more of the following areas: accounting; tax; payroll; information technology; employee benefits administration; human resources; sales and marketing; legal; investor relations; quality assurance; and other administrative functions. Specified charges for transitional services are generally at cost plus 20%. The transition period varies depending on the services but is generally for one year after the proposed spin-off. We believe that purchasing these services from, and providing them to, Methode provides both Methode and us with an efficient means of obtaining these services during the transition period.

    In December 1998, Methode acquired all of the outstanding shares of Stratos Limited for $1.7 million in cash. This transaction was treated as a purchase for accounting purposes. Stratos Limited's operations are located in Haverhill, England. Stratos Limited designs, develops and manufactures optical components for harsh environments, such as military applications.


    In February 1999, Methode formed MP Optical Communications LLC together with one Chinese national. Methode holds a 60% interest and the Chinese national owns a 40% interest in the equity of the venture. In September 1999, MP Optical Communications LLC formed MP Optical Communications (Shenzhen) Co. Ltd. (MP Optical China) as a wholly-owned subsidiary and as its principal operating unit. We have agreed to contribute a total of $1,700,000 in capital to MP Optical China by October 2001. As of April 30, 2000, we had contributed $300,000 in capital to MP Optical China. On May 31, 2000, we contributed an additional $171,000 to MP Optical China. The MP Optical China facility is located in Shenzhen, China where its operations involve the development and production of optical connectors.


    In April 1999, Methode acquired substantially all of the assets of Polycore Technologies, Inc. for approximately $795,500 in cash plus additional contingent consideration. We have agreed to pay $3.0 million within thirty days of the completion of this offering as additional purchase price. This transaction was treated as a purchase for accounting purposes. This business, located in Palm Bay, Florida, designs, develops and manufactures optical subsystems for LANs. We operate this business as our Stratos Micro Systems subsidiary.

    In December 1999, Methode acquired substantially all of the assets of the Optoelectronics division of Spire Corporation for $13.0 million in cash. This transaction was treated as a purchase for accounting purposes. This business, located in Bedford, Massachusetts, conducts research and development and produces compound semiconductor devices. We operate this business as our Bandwidth Semiconductor subsidiary.

BASIS OF PRESENTATION

    Our combined financial statements have been carved out from the consolidated financial statements of Methode using the historical results of operations and cash flows and historical basis of the assets and liabilities of our business. The combined financial statements also include allocations to us of Methode's corporate expenses, including centralized accounting, treasury, information technology, human resources, sales and marketing, legal, real estate and other corporate services and infrastructure costs. We and Methode both consider the expense allocations to be reasonable reflections of the utilization of the services provided to us or the benefits received by us.

    The combined financial information in this prospectus is not indicative of our financial position, results of operation or cash flows in the future, nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been were we a separate, stand-alone entity for the periods presented. The financial information presented in this prospectus does not reflect additional expenses which we may incur as a result of being a stand-alone, public company.

RESULTS OF OPERATIONS

    The following table sets forth certain statement of operations data as a percentage of net sales for the periods indicated:


                                                          FISCAL YEAR ENDED APRIL 30,
                                                      ------------------------------------
                                                        1998          1999          2000
                                                      --------      --------      --------
Revenue:
  Net sales.....................................       100.0 %       100.0 %       100.0 %
  License fees and royalties....................         0.8           0.1           2.0
                                                       -----         -----         -----
                                                       100.8         100.1         102.0
Costs and expenses:
  Cost of sales.................................        73.1          63.6          67.0
  Research and development......................         9.7           7.1           9.8
  Sales and marketing...........................        12.2           9.7           9.4
  General and administrative....................        11.7           7.6           7.4
                                                       -----         -----         -----
    Total costs and expenses....................       106.7          88.0          93.6
                                                       -----         -----         -----
Income (loss) before income taxes...............        (5.9)         12.1           8.4
Income taxes (benefit)..........................        (2.4)          4.6           3.1
                                                       -----         -----         -----
Net income (loss)...............................        (3.5)%         7.5 %         5.3 %
                                                       =====         =====         =====


FISCAL YEARS ENDED APRIL 30, 2000 AND 1999

    NET SALES. Net sales increased to $71.8 million in the fiscal year ended April 30, 2000 from $46.5 million in the fiscal year ended April 30, 1999. Of this $25.3 million increase, $19.2 million is from an increase in net sales of optical subsystems and $6.1 million is from an increase in net sales of optical components. The increase in net sales of our optical subsystems was primarily due to an increase in sales of our line of internal removable transceivers.


    LICENSE FEES AND ROYALTIES. License fees increased to $1.5 million in the fiscal year ended April 30, 2000 from $50,000 in the fiscal year ended
April 30, 1999. License fees consist of both fixed schedule payments and contingent payments based on sales volumes of licensed products.



    COST OF SALES. Cost of sales increased to $48.1 million in the fiscal year ended April 30, 2000 from $29.5 million in the fiscal year ended April 30, 1999. This increase was due primarily to an increase in the production of our internal removable transceivers. Gross profit as a percentage of net sales, or gross margin, decreased to 33.0% in the fiscal year ended April 30, 2000 from 36.4% in the fiscal year ended April 30, 1999. Approximately 1.7% of the 3.4% decrease in gross margin was the result of additional start-up and unusual expenses incurred during the fiscal year ended April 30, 2000 related to our recently acquired Stratos Micro Systems and Bandwidth Semiconductor subsidiaries and approximately 1.2% resulting from obsolete inventory. The balance of the decrease was due to declines in average unit prices for our products.


    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $7.0 million in the fiscal year ended April 30, 2000 from $3.3 million in the fiscal year ended April 30, 1999. This increase of $3.7 million was due primarily to $1.8 million in material and overhead costs related to major product development projects, $1.7 million of additional personnel costs dedicated to research and development, and $200,000 for new and expanded research and development facilities in Chicago, Illinois and Bedford, Massachusetts.

    SALES AND MARKETING. Sales and marketing expenses increased to $6.7 million in the fiscal year ended April 30, 2000 from $4.5 million in the fiscal year ended April 30, 1999. This $2.2 million increase was due both to an increase of $1.3 million in sales and marketing salaries, fringe benefits, bonuses and commissions, $700,000 in field sales operating costs supporting our sales volume, and $200,000 in advertising and promotional costs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $5.4 million in the fiscal year ended April 30, 2000 from $3.5 million in the fiscal year ended April 30, 1999. This $1.9 million increase was primarily due to $1.2 million of additional costs for expanded plant facilities and staff, $500,000 of additional corporate management and legal costs, as well as $200,000 for the amortization of goodwill resulting from our three acquisitions.


    INCOME TAXES (BENEFIT). The provision for income taxes increased to $2.3 million in the fiscal year ended April 30, 2000 based on an effective tax rate of 37.4% from $2.1 million in the fiscal year ended April 30, 1999 based on an effective tax rate of 37.8%. No separate tax returns have been filed for our business because our operating results have been fully consolidated for tax purposes with the results of Methode.


FISCAL YEARS ENDED APRIL 30, 1999 AND 1998


    NET SALES. Net sales increased to $46.5 million in the fiscal year ended April 30, 1999 from $24.2 million in the fiscal year ended April 30, 1998. This $22.3 million increase is the result of a $23.2 million increase in net sales of optical subsystems, offset by a $900,000 decrease in net sales of optical components. This increase in net sales of optical subsystems was primarily due to an increase in net sales of our embedded transceivers. The decrease in net sales of our optical components was due primarily to price and volume erosion.



    LICENSE FEES AND ROYALTIES. License fees decreased to $50,000 in the fiscal year ended April 30, 1999 from $188,000 in the fiscal year ended April 30, 1998. License fees consist of both fixed schedule payments and contingent payments based on sales volumes of licensed products.


    COST OF SALES. Cost of sales increased to $29.5 million in the fiscal year ended April 30, 1999 from $17.7 million in the fiscal year ended April 30, 1998. This increase was due primarily to an increase in the production of our embedded transceivers. Gross margin increased to 36.4% in the fiscal year ended
April 30, 1999 from 26.9% in the fiscal year ended April 30, 1998. This increase in gross margin was due primarily to a positive shift in product mix between higher margin optical subsystems and lower margin optical components.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $3.3 million in the fiscal year ended April 30, 1999 from $2.4 million in the fiscal year ended April 30, 1998. This increase of $900,000 was due to $700,000 in personnel costs related to research and development and $200,000 in project related material and overhead costs.

    SALES AND MARKETING. Sales and marketing expenses increased to $4.5 million in the fiscal year ended April 30, 1999 from $2.9 million in the fiscal year ended April 30, 1998. This increase was due to a $1.1 million increase in sales and marketing salaries, fringe benefits, bonuses and commissions, and $500,000 in advertising and promotional costs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $3.5 million in the fiscal year ended April 30, 1999 from $2.8 million in the fiscal year ended April 30, 1998. This increase was primarily the result of increased management staff and expenses to support growth.


    INCOME TAXES (BENEFIT). The provision for income taxes increased to $2.1 million in the fiscal year ended April 30, 1999 from a benefit of $570,000 in the fiscal year ended April 30, 1998.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present unaudited quarterly results of operations data for each of the eight quarters ended April 30, 2000 and these results expressed as a percentage of net sales. You should read the following tables in conjunction with the combined financial statements and related notes in this prospectus. In our opinion, this information reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of this information in accordance with generally accepted accounting principles for interim financial information. The results for any quarter are not necessarily indicative of results that may be expected for any future period.


    Methode transferred and contributed our business to us as of May 28, 2000. As a result of this transaction, our issued and outstanding capital stock was increased to 54,029,807. Shares outstanding and net income (loss) per share amounts have been adjusted for all prior periods.


                                                  QUARTER ENDED
                               ----------------------------------------------------
                               JULY 31,    OCTOBER 31,    JANUARY 31,    APRIL 30,
                                 1998          1998           1999          1999
                               ---------   ------------   ------------   ----------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue:
  Net sales..................   $9,179       $11,558        $10,180        $15,541
  License fees and
    royalties................       --            --             --             50
                                ------       -------        -------        -------
                                 9,179        11,558         10,180         15,591
Costs and expenses:
  Cost of sales..............    6,123         7,626          6,687          9,107
  Research and development...      657           776            884            984
  Sales and marketing........      871         1,190          1,059          1,394
  General and
    administrative...........      713           903            741          1,161
                                ------       -------        -------        -------
    Total costs and
      expenses...............    8,364        10,495          9,371         12,646
Income before income taxes...      815         1,063            809          2,945
Income taxes.................      300           400            300          1,130
                                ------       -------        -------        -------
Net income...................   $  515       $   663        $   509        $ 1,815
                                ======       =======        =======        =======
Net income per share, basic
  and diluted................   $ 0.01       $  0.01        $  0.01        $  0.03
                                ======       =======        =======        =======
Shares outstanding, basic and
  diluted....................   54,030        54,030         54,030         54,030
                                ======       =======        =======        =======

                                                  QUARTER ENDED
                               ----------------------------------------------------
                               JULY 31,    OCTOBER 31,    JANUARY 31,    APRIL 30,
                                 1999          1999           2000          2000
                               ---------   ------------   ------------   ----------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue:
  Net sales..................   $14,567      $16,023        $17,963        $23,232
  License fees and
    royalties................       800          323            164            172
                                -------      -------        -------        -------
                                 15,367       16,346         18,127         23,404
Costs and expenses:
  Cost of sales..............     9,049       11,325         12,220         15,470
  Research and development...     1,466        1,399          1,825          2,355
  Sales and marketing........     1,377        1,589          1,530          2,228
  General and
    administrative...........     1,081        1,330          1,355          1,595
                                -------      -------        -------        -------
    Total costs and
      expenses...............    12,973       15,643         16,930         21,648
Income before income taxes...     2,394          703          1,197          1,756
Income taxes.................       913          283            404            660
                                -------      -------        -------        -------
Net income...................   $ 1,481      $   420        $   793        $ 1,096
                                =======      =======        =======        =======
Net income per share, basic
  and diluted................   $  0.03      $  0.01        $  0.01        $  0.02
                                =======      =======        =======        =======
Shares outstanding, basic and
  diluted....................    54,030       54,030         54,030         54,030
                                =======      =======        =======        =======


                                                                QUARTER ENDED
                               -------------------------------------------------------------------------------
                               JULY 31,    OCTOBER 31,    JANUARY 31,    APRIL 30,    JULY 31,    OCTOBER 31,
                                 1998          1998           1999          1999        1999          1999
                               ---------   ------------   ------------   ----------   ---------   ------------
Revenue:
  Net sales..................    100.0%      100.0  %       100.0  %       100.0 %      100.0%      100.0  %
  License fees and
    royalties................      0.0         0.0            0.0            0.3          5.5         2.0
                                ------        ------         ------        ------      ------        ------
                                 100.0       100.0          100.0          100.3        105.5       102.0
Costs and expenses:
  Cost of sales..............     66.7        66.0           65.7           58.6         62.1        70.7
  Research and development...      7.2         6.7            8.7            6.3         10.1         8.7
  Sales and marketing........      9.5        10.3           10.4            9.0          9.5         9.9
  General and
    administrative...........      7.8         7.8            7.3            7.5          7.4         8.3
                                ------        ------         ------        ------      ------        ------
    Total costs and
      expenses...............     91.1        90.8           92.1           81.4         89.1        97.6
Income before income taxes...      8.9         9.2            7.9           18.9         16.4         4.4
Income taxes.................      3.3         3.5            2.9            7.2          6.3         1.8
                                ------        ------         ------        ------      ------        ------
Net income...................      5.6%        5.7  %         5.0  %        11.7 %       10.2%        2.6  %
                                ======        ======         ======        ======      ======        ======

                                     QUARTER ENDED
                               -------------------------
                               JANUARY 31,    APRIL 30,
                                   2000          2000
                               ------------   ----------
Revenue:
  Net sales..................    100.0  %       100.0 %
  License fees and
    royalties................      0.9            0.7
                                  ------        ------
                                 100.9          100.7
Costs and expenses:
  Cost of sales..............     68.0           66.6
  Research and development...     10.2           10.1
  Sales and marketing........      8.5            9.6
  General and
    administrative...........      7.5            6.9
                                  ------        ------
    Total costs and
      expenses...............     94.3           93.2
Income before income taxes...      6.6            7.5
Income taxes.................      2.2            2.8
                                  ------        ------
Net income...................      4.4  %         4.7 %
                                  ======        ======


    Net sales generally increased over the last eight quarters as a result of increased unit sales to an expanding customer base offset in part by declining unit prices. Our net sales are impacted by seasonality in the ordering patterns of major customers. Net sales in the first quarter of our fiscal year and in the last month of the calendar year tend to reflect the lower manufacturing activities of our major customers during those periods.


    Gross margins fluctuated over the eight quarter period as a result of variations in product mix and expenses associated with ramping up production capacity for newly introduced products and for technical enhancements to our existing products. For example, a significant increase in sales volume of a new line of embedded transceivers for the quarters ended April 30, 1999 and July 31, 1999 raised gross margins due to higher pricing on the product in its early stages. Gross margins benefitted from a substantial increase in shipments of our new internal removable transceivers, offset by price and volume erosion caused by competition on embedded transceivers during the quarters ended
October 31, 1999 and January 31, 2000. In the second and third quarters, we provided $513,000 and $500,000, respectively, for estimated product obsolescence due to the rapid technology changes in our markets. These provisions were established in a manner consistent with our policy on obsolescence review. During the quarter ended January 31, 2000, we charged $178,000 of scrap against the reserve. In the quarter ended April 30, 2000, we charged $551,000 of scrap against the reserve and $110,500 of the inventory previously reserved was utilized in other products.


    Research and development expenses generally increased on an absolute basis over the past eight quarters reflecting increasing investments in research and development programs for the purpose of enhancing current products, reducing the costs of current products and developing new products.

    Sales and marketing expenses generally increased on an absolute basis over the past eight quarters reflecting increasing commissions and costs related to customer support, travel, trade-shows, advertising and promotions and outside services. In the quarters ended January 31, 1999 and 2000, sales and marketing expenses declined on an absolute basis due to seasonality.

    General and administrative expenses generally increased on an absolute basis over the past eight quarters reflecting corporate allocations tied to an increase in net sales, as well as costs incurred by us in defense of our patent portfolio.

FACTORS THAT MAY AFFECT FUTURE RESULTS

    Most of our expenses, such as employee compensation and depreciation on facilities and equipment, are relatively fixed in the near term. In addition, our expense levels are based in part on our forecast of future net sales. As a result, any shortfall in net sales relative to our expectations could cause significant changes in our operating results from quarter to quarter. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due a variety of factors not all of which are within our control. We will incur additional expenses once we are operated as a stand alone public company. Due to the foregoing factors, you should not rely on our quarterly net sales and operating results to predict our future performance.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, Methode has been our source of funds for financing our operations and other financial requirements. A Methode subsidiary will fund our working capital needs with interest bearing loans through the closing of this offering. Following this offering, Methode will no longer be obligated to provide us with any additional funds.

    Net cash provided by operating activities was $1.9 million for the fiscal year ended April 30, 2000 and $48,000 in the fiscal year ended April 30, 1999 and net cash used in operating activities was $933,000 in the fiscal year ended April 30, 1998. Cash provided by operating activities in the fiscal years ended April 30, 2000 and 1999 resulted primarily from growth in net income and increases in accounts payable and accrued expenses which were offset in part by increases in accounts receivable and inventories. Cash used in operating activities in the fiscal year ended April 30, 1998 resulted primarily from increases in accounts receivable and inventories, which more than offset net income adjusted for non-cash charges for depreciation and amortization.

    Net cash used in investing activities was $24.8 million in the fiscal year ended April 30, 2000, $7.0 million in the fiscal year ended April 30, 1999 and $1.6 million in the fiscal year ended April 30, 1998. Net cash used in investing activities during these periods consisted primarily of acquisitions and purchases of equipment and facilities. We expended $1.7 million for the acquisition of Stratos Limited in December 1998, $795,500 for the acquisition of Polycore Technologies, Inc. in April 1999 and $13.0 million for the acquisition of the Optoelectronics division of Spire Corporation in December 1999. We are committed to pay $3.0 million in additional purchase price for our Polycore Technologies acquisition within thirty days following the completion of this offering and to repay an estimated $2.0 in advances from a Methode subsidiary. We intend to use a portion of the net proceeds of this offering to make these payments.

    We had no material commitments for capital expenses as of April 30, 2000, but we expect these expenditures to total $13.0 million in fiscal 2001 primarily for equipment, furniture and leasehold and facility improvements. Our future capital requirements will depend on a number of factors, including our future net sales and the timing and rate of expansion of our business. We believe that the net proceeds of this offering together with the cash flow expected to be generated from our future operations will be sufficient to meet our cash needs for working capital and capital expenditures for the next 12 months. However, we cannot assure you that our projections with respect to our operating expenses and capital expenditure requirements are accurate. Therefore, we may require additional funds to support our working capital and operating expenses or for other purposes sooner than expected. Additional financing may not be available when needed, or if available, financing may not be on terms favorable to us or our stockholders. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our business. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could significantly harm our business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

    Many computer systems and software programs were written to accept only two digit entry codes for the year when storing dates. Entry codes are now required to accept four digit entries to distinguish between the year 1900 and the year 2000. While most computer systems and software programs have been upgraded, some still may need to be upgraded or replaced to solve this problem and avoid incorrect or lost data. We have upgraded and modified our computer systems to address year 2000 disruptions.

    We have not experienced any material problems related to the inability to recognize dates beginning with the year 2000 in any of our products or internal systems. None of our customers or suppliers have reported to us any year 2000 related disruptions in the functioning of their computer systems or products. Likewise, none of our customers have reported to us any complaints related to any alleged non-compliance of any of our products. We intend to continue to monitor our year 2000 compliance and the year 2000 compliance of our suppliers and customers.

    Although it is now past January 1, 2000, we, our customers or our suppliers may encounter year 2000 disruptions which have not yet been detected. The failure of other products used by our customers may adversely affect the performance of our products. If we, our customers or our suppliers experience year 2000 disruptions in the future, our business could be interrupted and we may experience a material loss of sales. In addition, our customers or other third parties may seek indemnification from us for damages related to year 2000 disruptions caused by our products.

RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We adopted SAB 101 effective February 1, 2000. This adoption did not have an effect on our revenue recognition policies.

    Effective May 1, 1999, we adopted the American Institute of Certified Public Accountants Statement of Position (SOP), No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. This statement did not have a significant impact on our financial results.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS), No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for our fiscal year ending April 30, 2001. We believe that this statement will not have a significant impact on our financial results.

                                    BUSINESS


    We develop, manufacture and sell optical subsystems and components for high data rate networking, data storage and telecommunication applications. Our optical subsystems convert electronic signals into optical signals and back to electronic signals, thereby facilitating the transmission of information over optical communication networks. These optical subsystems are designed for use in local area networks (LANs), storage area networks (SANs), metropolitan area networks (MANs), wide area networks (WANs), and central office networking in the telecommunication markets. Our optical subsystems are compatible with the advanced transmission protocols used in these networks, including Gigabit Ethernet, Fast Ethernet, Fibre Channel, and asynchronous transfer mode (ATM). We also design, manufacture and sell a full line of optical components and cable assemblies for use in enterprise network markets, as well as MAN, WAN and telecommunication markets. We believe that our integrated design and manufacturing capabilities enable us to produce high-performance optical subsystems and components with shortened product design cycles and enhanced price and performance characteristics compared to our competitors.


INDUSTRY BACKGROUND

    INCREASING DEMAND FOR HIGHER BANDWIDTH

    Over the last several years, the number of communication networks and the amount of data transmitted over networks has increased substantially due to the rapid growth of data intensive applications, such as Internet access, e-commerce, e-mail, video conferencing, multimedia file transfers and the movement of large blocks of stored data across networks. In addition, the expansion of data and storage networks for business over a geographically dispersed user base has increased the amount of data transmitted over communication networks. This rapid growth has exposed the transmission speed and physical space limitations of existing networks which traditionally have relied primarily on the transmission of electronic signals.

    USE OF OPTICAL TECHNOLOGY IN COMMUNICATION NETWORKS

    To address expanding bandwidth and transmission distance requirements, new communication equipment has been developed using optical technology for high data rate networking, data storage and telecommunication applications. Optical technology uses light instead of electricity to transmit information. An optical network is comprised of a series of network devices, such as hubs, switches, servers and storage elements, which are interconnected with fiber optic cabling.

    Optical transceivers convert electronic signals into optical signals and back into electronic signals, thereby facilitating the transmission of information over optical communication networks. At the sending end, an optical transceiver converts electronic-based information streams into light-based information streams for launch into the optical communication network. A focused light source, either a light emitting diode or a laser, within the optical transceiver is used to illuminate the fiber core with a series of coded pulses of light that represent the information to be transmitted. At the receiving end, an optical transceiver converts the light-based information stream back into an electronic-based stream.

    GROWTH OF OPTICAL TECHNOLOGY IN THE ENTERPRISE MARKET

    GIGABIT ETHERNET AND FAST ETHERNET IN LOCAL AREA NETWORKS. LANs interconnect computer users within an organization and allow users to share computer resources. Early LANs, which had relatively limited performance requirements, short connection distances and low transmission speeds, were generally interconnected using copper cabling. Most present day LANs use the Ethernet transmission protocol, which operates at 10 megabits per second (Mbps). As performance requirements, transmission distance and bandwidth requirements of network users have increased, transmission protocols have evolved to 100 Mbps Fast Ethernet, and Gigabit Ethernet technology, which operates at 1,000 Mbps or

1 gigabit per second (Gbps). Dell'Oro Group Inc., a market research firm, forecasts that the demand for Gigabit Ethernet switch ports will grow from 219,700 in 1998 to 17.4 million in 2002, a 198% compound annual growth rate. Each Gigabit Ethernet switch port relies on a subsystem to transmit and receive data. Due to the data rate and transmission distance limitations of copper technology, we believe most of these Gigabit Ethernet switch ports will use optical subsystems.

    The increasing bandwidth needs of network users have prompted manufacturers to begin developing networking systems with per-port transmission speeds of 10 Gbps. The scalability and migration capacity built into the Gigabit Ethernet protocol allows original equipment manufacturers (OEMs) developing these systems to leverage their experience with this standard to transition to the higher data rate. This next generation of high data rate networking systems will require even higher performance optical subsystems and components.

    FIBRE CHANNEL IN STORAGE AREA NETWORKS. Data storage technology is evolving rapidly. Most present day storage networks use a standard interface protocol known as the small computer systems interface or SCSI, which allows storage devices and servers to communicate at speeds limited to 40 or 80 Megabytes per second over a maximum transmission distance of no greater than 25 meters and to support the connection of a maximum of 15 devices. Although these distances and speeds were sufficient for early storage applications, SCSI has become a limiting technology for newer SANs, which require networking at high speeds over long distances and scalability to interconnect large numbers of users.

    To address the limitations of SCSI-based storage systems, the Fibre Channel standard was developed in the early 1990s. Fibre Channel allows up to 126 devices to communicate with each other at rates up to 1.0625 Gbps over distances up to 10 kilometers, while maintaining backward compatibility with the installed base of SCSI-based storage systems. The next generation of SAN products, currently in the early stages of commercial deployment, will operate at speeds of 2.125 Gbps. Fibre Channel also is scalable and expected to support systems with data rates of 8 Gbps and higher. Fibre Channel-based SANs enable enhanced network applications such as storage backup, and better overall storage management achievable through centralized storage resources. International Data Corporation, a marketing research firm, projects that the demand for Fibre Channel switch ports will grow from 25,752 in 1998 to 2,551,279 by 2002, a 215% compound annual growth rate. Each Fibre Channel switch port relies on a subsystem to transmit and receive data. Due to the data rate and transmission distance limitations of copper technology, we believe most of these Fibre Channel switch ports will use optical subsystems.

    INCREASING PENETRATION OF OPTICAL TECHNOLOGY IN MANS, WANS AND
     TELECOMMUNICATION NETWORKS

    METROPOLITAN AND WIDE AREA NETWORKS. The increased transmission capabilities of optical technology have allowed for the geographic extension of LANs and SANs through the use of extended networks, such as MANs and WANs. These networks enable enterprises to interconnect network systems throughout a corporate campus or wide geographic area rather than within a single building. Interconnections between network systems are performed by switches and routers that use optical subsystems to effect the necessary conversions between electronic and optical systems. In addition, optical components are used at each interface to join optical fibers in cable-to-cable and cable-to-optical subsystem connections. These networks enable business enterprises to use their networks for enhanced applications, such as real-time backup data storage at distances of up to 120 kilometers for disaster protection. In addition, these networks offer organizations a cost-effective way to address increased bandwidth requirements. We believe that the growth in MANs and WANs will result in an increased demand for high-performance optical subsystems and components.

    TELECOMMUNICATION NETWORKS. Optical technology also is being used in high data rate telecommunication applications, including the intra-office connection of clusters of telecommunication switches based on the SONET and ATM protocols. SONET switches and ATM access switches are often used in telecommunication networks to switch regional traffic and route long distance traffic. In these core networks, multiple switches are often grouped together within a service provider's central office network. The interconnections between these systems are often provided by optical subsystems and components. We believe that telecommunication equipment providers will require a broader utilization of optical subsystems and components within the central office network.

    DEMANDS ON SUPPLIERS OF OPTICAL SUBSYSTEMS AND COMPONENTS

    The ability to send high data rate optical signals over longer distances depends not only on optical transceiver technology, but also on the precision of the optical connections within the network. The demand for increasing bandwidth places continued emphasis on the need for high quality optical connectivity in critical applications such as in telecommunications networks, where the transmission of higher data rates over long distances has pushed the limits of signal integrity. Optical connections within the network contribute to signal loss and even small differences in signal loss due to the quality of individual connections can substantially reduce the distance over which optical signals can reliably be sent.

    The market demands on optical communication OEMs to produce networking systems with ever increasing data rates over long distances have driven the need for advanced optical subsystems and components that provide the critical interconnections between devices within these high data rate network systems. We believe the design and manufacture of high quality, cost-effective optical subsystems and components for optical communication networks that meet the rapidly evolving needs of optical communication OEMs present a number of significant technical challenges, including the following:

    - Attaining the higher data rates over extended distances demanded by OEMs while complying with Federal Communications Commission standards for electromagnetic interference emissions, requires advanced optoelectronic technologies and more precise packaging and connections;

    - Delivering products that address the demand for increasingly higher port density and smaller packages requires greater component miniaturization expertise and more precise packaging and optical alignment capabilities;

    - Responding to demands for shorter lead times requires that manufacturers design products and scale production more rapidly to deliver high volumes of quality products in response to customers' demands for shorter lead times on product orders and shorter periods to reach production volumes on new optical interconnect products;

    - Producing increasingly integrated products requires a broad expertise in optical technologies to achieve component compatibility; and

    - Supporting a wide range of data rates, transmission distance requirements, network protocols, optical interfaces and packaging options requires that OEMs suppliers offer a broad range of products.

    Optical communication OEMs are accelerating new product design times. As a result, OEMs increasingly rely on highly integrated subsystem suppliers to rapidly develop major elements of their systems. These suppliers allow optical communication OEMs to better focus on their core competencies in overall product design, specific differentiating product benefits, marketing and distribution. We expect this trend to continue, with optical communication OEMs outsourcing an increasing percentage of their non-core functions to contract manufacturers and integrated subsystem suppliers.

THE STRATOS ADVANTAGE



    We develop, manufacture and sell optical subsystems and components for high data rate networking, data storage and telecommunication applications. These optical subsystems are designed for use in LANs, SANs, MANs, WANs, and central office networking in the telecommunication markets. Our optical subsystems are compatible with the transmission protocols used in these networks, including Gigabit Ethernet, Fast Ethernet, Fibre Channel, and ATM. We also design, manufacture and sell a full line of optical components and cable assemblies for use in enterprise networks, as well as MAN, WAN and telecommunication markets. We believe that our integrated design and manufacturing capabilities enable us to produce a broad range of high-performance optical subsystems and components with shortened product design cycles compared to our competitors.



    We believe our company possesses the following key competitive advantages:


    HIGH-PERFORMANCE. We design, manufacture and test our products to provide industry leading optical line transmission performance with specific attention to standards compliance and interoperability. For instance, our gigabit speed optical transceivers are engineered using advanced mechanical packaging technologies, which we believe allows us to deliver some of the industry's lowest radiated electromagnetic interference solutions. We also employ a number of sophisticated manufacturing processes, including micron tolerance molding, precision fixturing and state-of-the-art metrology capabilities, which result in low signal loss and return loss. We believe that we are uniquely positioned to provide this level of high-performance in our optical subsystems and components.

    INTEGRATED DESIGN AND MANUFACTURING. Our in-house design, engineering and manufacturing personnel have extensive experience in electronics, optical systems and electro-mechanical packaging. Our diverse technical capabilities, including internal tooling, design production, stereolithography, molding and automated surface-mount assembly, enable us to produce high-performance optical subsystems and components with shortened product design cycles and faster times to market. Our advanced technical capabilities in miniaturization and integration allow us to design products with higher port density and smaller packaging and, when necessary, allow us to rapidly scale our production to deliver high volumes of these products.

    BROAD SUBSYSTEM AND COMPONENT PRODUCT LINE. Our broad line of optical subsystems and components are available in a variety of fiber optic interfaces, or form factors, support a wide range of data rates, protocols, wavelengths, modes and transmission distances, and have applications in the enterprise, MAN, WAN and telecommunication markets. We offer industry standard SC and higher density LC versions of all of our optical subsystems. We believe our gigabit speed optical subsystem product line is broader than any of our competitors' product offerings and that our comprehensive product line is well suited to meet our customers' varying requirements for optical subsystems and components.

    RELIABILITY. We design, manufacture and test in-house and take a multi-tiered approach to assure the reliability of our optical subsystems. During the design phase, our optical subsystems undergo rigorous verification and qualification testing before designs are released to production. Extensive design validation testing coupled with on-going accelerated life testing ensures the consistent reliability of our optical subsystems throughout their life cycles. All of our optical subsystems also undergo thermal stress screening before being shipped to customers. Our design and manufacturing operations are closely integrated and employ the same state-of-the-art automated testing procedures to ensure performance is maintained from design through production. We also track field quality performance to identify significant trends and opportunities for product improvements. We believe our control over testing throughout the design and manufacturing process results in greater reliability and higher performance for our products and provides our customers more flexibility in designing their systems.

THE STRATOS STRATEGY

    Our objective is to be a leading developer, manufacturer and seller of high-performance optical subsystems and components to optical communication OEMs. Key elements of our strategy include the following:

    DEVELOP EMERGING TECHNOLOGIES. We have a long history of successful innovations in optical technologies. We were the first to supply a gigabit rate transceiver in an industry standard 1x9 package/ pin configuration in 1995 and one of the first to supply a vertical cavity surface emitting laser, or VCSEL, based optical transceiver in 1997. In December 1999, we were the first to introduce a 2 Gbps small form factor optical transceiver for Fibre Channel applications. Our advances in micron tolerance precision molding have allowed us to introduce the use of low cost polymers in place of more expensive ceramic materials in our optical components. We believe our experience in electronics, optical systems and electro-mechanical packaging and our active participation in industry organizations which establish the standards for next generation technologies have made us a leader in the development and manufacture of optical products. We intend to continue to invest in the development of new and enhanced technologies that result in new products with improved performance features, such as higher data rate, higher port density and greater reliability. For instance, we recently made a substantial investment in the development of advanced compound semiconductor devices which we believe will be a critical component in developing the next generation of optical transceivers.

    TARGET HIGH-GROWTH OPTICAL COMMUNICATION MARKETS. Our business is focused on the enterprise, MAN, WAN and telecommunication markets, which are characterized by rapid growth, continually evolving technologies, and differentiated applications with unique design criteria. As demand for greater bandwidth and transmission distances increases, optical communication OEMs must develop higher data rate and higher capacity equipment. Our product development efforts are focused on developing new technologies for these high-growth markets. We believe our ability to bring products to market faster and achieve higher quality at high volume production levels enables us to better meet the needs of optical communication OEMs in these high growth markets.

    EXPAND OUR PRODUCT PORTFOLIO TO PROVIDE COMPREHENSIVE SOLUTIONS. Our goal is to provide a broad portfolio of products that address all of the optical subsystem and component needs of our OEMs customers. We currently have one of the industry's broadest offerings of optical transceivers representing the full spectrum of data rates and form factors and we are committed to the ongoing development and expansion of our portfolio of high-performance optical subsystems and components. We have recently added a full-line of lower speed optical transceivers to complement our gigabit speed products and are currently expanding our product line to include SONET compliant optical transceivers for telecommunication applications, and higher density subsystems and components designed for backplane and other space-restricted applications. In addition, we are developing new higher data rate optical transceivers which will be compatible with the 10 Gbps Ethernet and next generation Fibre Channel communication networks now under development by our customers.

    DESIGN AND BUILD INCREASINGLY INTEGRATED SUBSYSTEMS AND COMPONENTS. We intend to leverage our existing design and manufacturing expertise in optical technologies to manufacture value-added integrated optical subsystems and components. We believe there is a growing demand from optical communication OEMs for more highly integrated optical subsystems and components. Integration provides many benefits to our customers, including cost reductions as well as performance and reliability improvements. In addition, we believe our integrated subsystems and components allow our customers to design systems with greater port density.

    STRENGTHEN AND EXPAND CUSTOMER RELATIONSHIPS. We have established strong customer relationships with key optical communication OEMs, including Alcatel, Cisco and Nortel. Our field and product design engineers work closely with these and other customers from the initial product design stage through the manufacturing process. We also provide extensive customer service and technical support throughout the qualification and sale process. This ongoing level of interaction enables us to respond quickly to our customers and align our product development efforts with their needs. In addition, we believe our research and development, design and manufacturing capabilities will allow us to deliver the next generation of optical subsystems and components, further solidifying our strong customer relationships. We intend to strengthen our current customer relationships by continuing to deliver a high level of value-added service and technical support and leveraging our reputation for high quality products and service to establish relationships with new customers. We also intend to capitalize on our service-oriented approach and our existing customer relationships to market our other products.

    PURSUE COMPLEMENTARY ACQUISITIONS. We have acquired three businesses in the past two years and expect to actively pursue opportunities to acquire or invest in other businesses or technologies that would complement our current products, enhance our technical capabilities, lower our manufacturing costs, expand our markets, or that may otherwise offer growth opportunities. In December 1999, Methode acquired the Optoelectronics division of Spire Corporation to enhance our compound semiconductor capabilities. We operate this business as our Bandwidth Semiconductor subsidiary.

PRODUCTS

    We design, manufacture and sell a broad line of high-performance, optical subsystems and components. Our products are designed for the various fiber optic interfaces on the market today, including the SC and LC interfaces. The SC fiber optic interface is one of the most common interfaces used in optical network applications. This interface was designed to be used over the entire range of optical network applications. The LC fiber optic interface is one-half the size of the SC interface and was designed to meet the higher port density requirements of space restricted applications. The LC interface is an evolutionary version of the SC interface that shares proven connector technology.

    OPTICAL SUBSYSTEMS

    Our optical subsystems consist of a broad range of optical transceivers. Our optical subsystems convert electronic signals into optical signals and back into electronic signals, thereby facilitating the transmission of information over optical communication networks. Our optical transceivers serve as high data rate interconnects between network devices, such as hubs, switches, servers and storage elements. Our broad line of optical transceivers are available in a variety of fiber optic interfaces, or form factors, and support a wide range of data rates, protocols, wavelengths, modes and transmission distances. We believe these features give our customers broader design options for their network systems.


    Optical communication OEMs purchase optical subsystems based on a variety of factors. These factors include data rate and other performance features, length of a product's design cycle and the supplier's ability to deliver product in high volumes. However, each OEM's decision process is unique and depends on the OEM's specific design requirements and specifications. Based on our customer relationships, we believe that the features and performance of our products, such as lower radiated electromagnetic interference and low signal loss and return loss, our broad product line and our ability to rapidly scale our production gives us a competitive advantage over our competitors.

    The following table summarizes the capabilities of our optical subsystems:

-----------------------------------------------------------------------------------------------------------
FIBER OPTIC INTERFACE/FORM FACTOR    DATA RATE/PROTOCOL               WAVELENGTH(NM) /MODE/DISTANCE
-----------------------------------------------------------------------------------------------------------
EMBEDDED TRANSCEIVERS
-----------------------------------------------------------------------------------------------------------
SC Embedded-Standard Form Factor     1.25 Gbps-Gigabit Ethernet       850nm Multimode-500 meters
"1x9 - Conventional Format"          1.0625 Gbps-Fibre Channel        1310nm Single mode-20 kilometers
                                     622 Mbps-ATM OC-12
-----------------------------------------------------------------------------------------------------------
LC Embedded-Small Form Factor        2.125 Gbps-2xFibre Channel       850nm Multimode-500 meters
"Small Form Factor"                  1.25 Gbps-Gigabit Ethernet       1310nm Single mode-20 kilometers
                                     1.0625 Gbps-Fibre Channel
-----------------------------------------------------------------------------------------------------------
LC Embedded-RJ Size                  155 Mbps-ATM OC-3                820nm Multimode-2 kilometers
"Single Port RJ-Format"              100 Mbps-Fast Ethernet           1300nm Single mode-20 kilometers
                                     10 Mbps-Ethernet
-----------------------------------------------------------------------------------------------------------
4 Port LC Embedded-RJ Size           155 Mbps-ATM OC-3                820nm Multimode-2 kilometers
"4 Port RJ-Format"                   100 Mbps-Fast Ethernet           1300nm Single mode-20 kilometers
                                     10 Mbps-Ethernet
-----------------------------------------------------------------------------------------------------------
INTERNAL REMOVABLE TRANSCEIVERS
-----------------------------------------------------------------------------------------------------------
SC Removable-Standard Form Factor    2.125 Gbps-2xFibre Channel       850nm Multimode-500 meters
"Gigabit Interface Converter" or     1.25 Gbps-Gigabit Ethernet       1310nm Single mode-20 kilometers
"GBIC"                               1.0625 Gbps-Fibre Channel
                                     622 Mbps-ATM OC-12
                                     155 Mbps-ATM OC-3
-----------------------------------------------------------------------------------------------------------
LC Removable-Small Form Factor
"Small Form Factor Pluggable" or
"SFP"
(Under development)
-----------------------------------------------------------------------------------------------------------
EXTERNAL REMOVABLE TRANSCEIVERS
-----------------------------------------------------------------------------------------------------------
SC Removable-External Form Factor    2.125 Gbps-2xFibre Channel       850nm Multimode-500 meters
"Media Interface Adapter" or "MIA"   1.25 Gbps-Gigabit Ethernet       1310nm Single mode-20 kilometers
                                     1.0625 Gbps-Fibre Channel
-----------------------------------------------------------------------------------------------------------
LC Removable-External Form Factor
(Under development)
-----------------------------------------------------------------------------------------------------------

    EMBEDDED TRANSCEIVERS. Embedded transceivers are designed to be directly soldered to a printed circuit board. Our embedded 850nm transceivers feature VCSELs that perform more reliably over time and over extreme temperatures than previously used edge emitting laser devices. We believe our transceivers deliver some of the lowest radiated electromagnetic interference levels in the industry, assisting our customers in achieving required Federal Communications Commission certification. Our highly miniaturized optical RJ-format transceivers use the identical shell and external port dimensions as the most common copper-wired network interface, allowing manufacturers to use the same cabinetry, port labels and panel cutouts of previous electronic-signal based designs.

    INTERNAL REMOVABLE TRANSCEIVERS. Internal removable transceivers, also known as gigabit interface converters or GBICs, are configured in a protective module designed to plug into a connector and guide rail system that has been soldered to a printed circuit board. This allows for the easy removal of the transceiver from the system, giving network designers greater configuration flexibility and replacement options. Removable transceivers are designed to be "hot pluggable," meaning they can be replaced while the system is operational. This feature is particularly advantageous in network applications where maintaining uninterrupted service is critical. Removable transceivers are typically more expensive than embedded transceivers due to the need for greater protective housing, durability of connector contacts that must reliably withstand multiple insertions, additional circuitry and the additional cost of the connector and guide rail system. Our GBIC products feature higher quality VCSELs and alternating current coupling, deliver some of the lowest electromagnetic interference levels in the industry and are assembled in a precision mechanical package for higher performance and reliability.

    EXTERNAL REMOVABLE TRANSCEIVERS. External removable transceivers, also known as media interface adapters or MIAs, are similar to GBICs, except the transceiver module remains outside of the system. This configuration is used to convert electronic signals from a short-distance copper-wire based transceiver to optical signals. This product is typically used to extend the flexibility of copper-wire based storage networking equipment.

    OPTICAL COMPONENTS

    Our optical components include an extensive range of fiber optic connectors, cable assemblies and related accessories.

    FIBER OPTIC CONNECTORS. Our connector products include a variety of form factors for single and multi-fiber applications. In addition to standard SC connectors and legacy standard connectors, we offer small form factor LC and MT-RJ connectors that meet the needs of our customers to connect higher numbers of interface ports in the same or smaller space. Our MP-Registered Trademark-multi-fiber connector system permits the interconnection of up to 12 fibers in the same physical dimensions as a standard single fiber SC connection. We believe that our LC products meet our customers' demand for interconnect density, interchangeability, simplicity and reliability. Our LC connectors also complement our small form factor transceivers that incorporate the LC interconnectivity solution. Common applications of our optical connectors include enterprise, broadband and telecommunication applications.

    HIGH DENSITY BACKPLANE CONNECTORS. Fiber optic backplane connectors are high density fiber optic connectors specifically designed for internal systems such as switches. These connectors are increasingly replacing electronic interconnections inside many high-performance systems, solving many of the heat, distance and electromagnetic interference problems associated with standard electronic based wiring. Our QUANTUM QX fiber optic backplane connectivity system offers very high-density connectivity in backplane applications such as those used in high speed data networking and telecommunications switching equipment.

    HARSH ENVIRONMENT CONNECTORS. We offer a comprehensive line of high-performance connectors for harsh environment applications. These connectors use a patented expanded beam technology that increases the size of the optical signal target by nearly 15 times, neutralizing most of the effects of shock, vibration, particle contamination and misalignment. Our harsh connector products are designed primarily for use in tactical military, petrochemical and field broadcast applications.

    CABLE ASSEMBLIES. We manufacture a variety of customized cable assemblies for use where greater performance such as generally lower and more predictable insertion loss, reflectance and mechanical characteristics are required. Common applications include intra-system interconnecting patch cords for OEMs of high capacity networking systems and telecommunications switches as well as inter-connecting cable terminations for high and intermediate data rate applications.

    CUSTOM VALUE-ADDED PRODUCTS. We manufacture custom integrated optical connector assemblies where our specialized capabilities can be used to provide our customers with value-added products. These capabilities include precision connection of optoelectric devices to active subsystems, air tight fiber optic connections used in laser packaging applications, precision attachment of connectors to fiber optic cable, direct attachment of multi-fiber assemblies to integrated circuits, and assembly, splicing and termination of high density fiber optic connectors.


    OTHER ACCESSORIES. Our standard and multi-fiber adapters are physically configured to translate between cabling systems and devices with incompatible interconnection geometries. Our test loop-backs monitor on-line performance and fault location. Other accessories include our family of high density, ready-to-install fiber management cassettes, manifolds and cabinets.

TECHNOLOGY

    The design, manufacture and testing of high-performance optical subsystems and components for optical communication networks require diverse technical skills and expertise. Key elements of our technological capabilities include:

    INTEGRATED SYSTEMS DESIGN. The design, manufacture and testing of our optical subsystems require a combination of sophisticated technical competencies in optical engineering, electronic circuit design, mechanical engineering and electro-mechanical packaging. We believe our technical competencies in these areas enable us to produce optical subsystems with some of the industry's lowest radiated electromagnetic interference levels. Our technical capabilities in miniaturization and advanced circuitry integration also allow us to design products with higher port density and smaller packages.

    ADVANCED OPTICAL SUBASSEMBLY DESIGN. We combine advanced semiconductor laser designs and our internally developed device positioning, alignment and bonding technologies with integrated optical packaging techniques to produce advanced optical subassemblies. We believe these designs and technologies improve the performance of our products as well as enhance yields and reduce material costs.

    ELECTRONIC CIRCUIT DESIGN. Our electronic circuit design expertise includes a full range of analog and digital signaling capabilities. Our proprietary designs and innovations in laser driver, pre-amplifier and post-processing circuits have allowed us to be early entrants in the Gigabit data communication market. We believe our electronic circuit design capabilities will enable us to develop future optoelectronic products capable of even faster data rates.

    ADVANCED SEMICONDUCTOR DEVICE DEVELOPMENT. As the need for higher bandwidth continues, we expect demand to increase for products operable at 10 Gbps and above. Anticipating this potential demand, we recently acquired research and development capabilities in formulating compound semiconductor devices such as VCSELs and pin detectors. We believe these capabilities will enable us to develop products with higher data rate capabilities.

    PRECISION MOLDING CAPABILITY. Our experience in the precision molding of polymer materials allows us to minimize optical signal loss and maximize performance for our customers' products. This capability is at the core of both our approach to the subassembly fabrication within our optical subsystems product lines and our optical component products.

    MANUFACTURING SYSTEMS. Our in-house manufacturing expertise enables us to design, implement and optimize manufacturing processes from the initial development of product prototypes through full-scale production. To maximize production yield and minimize production costs, our manufacturing process includes extensive quality assurance systems and performance testing.

MANUFACTURING

    Our integrated manufacturing capabilities include product design, engineering, fabrication, assembly and packaging of our products. We also provide quality assurance through proprietary internal testing procedures throughout the entire manufacturing process. These capabilities enable us to reduce development times, increase end-to-end production yields and rapidly respond to customer needs, enabling us to leverage our diverse skill base and multiple core competencies in design and manufacturing.

    We currently manufacture our gigabit optical subsystems and components in our Chicago, Illinois facility. Our megabit optical subsystems are manufactured at our Palm Bay, Florida facility. These operations involve high-capacity pick-and-place equipment, wave and convection-reflow soldering systems, precision plastic molding equipment, evaporative metal deposition chambers, automated and semi-automated chip-to-wire bonding equipment and laser welding systems as well as extensive test equipment laboratories, clean-room capacity and in-house tool-making capability. We fabricate compound semiconductor wafers using metallorganic chemical vapor deposition reaction chambers and related ancillary and test equipment in Bedford, Massachusetts.

    We manufacture expanded-beam, harsh environment fiber optic connectors for tactical military and other extreme conditions in Haverhill, England. This operation involves precision plastic molding equipment, micron tolerance machining, and fiber metalization capability, as well as extensive test equipment laboratories and clean-room capacity. These resources allow us to manufacture specialized fiber optic products. In January 2000, we began producing value-added fiber optic cable assemblies for the China and other Asian markets through a majority-owned subsidiary in Shenzhen, China.

    The raw materials required to manufacture our products are generally available from several suppliers, although certain key components, such as semiconductor devices, are available from a limited number of suppliers. We currently have two or more suppliers for all key components. Although we enter into long-term agreements for the purchase of certain key components from time to time, our purchases from limited source suppliers are generally made on a purchase order basis. In certain circumstances, we maintain an inventory of limited source components to limit the potential impact of a component shortage.

RESEARCH AND DEVELOPMENT

    As of April 30, 2000, we had 85 employees engaged in research and development, including 12 engineers with advanced degrees, 8 of whom have Ph.Ds. Our research and development expenses were $7.0 million, $3.3 million and $2.4 million in the fiscal years ended April 30, 2000, 1999 and 1998, respectively.

    We believe continued investment in technology is critical to our future success. We concentrate our research and development activities on enhancing our existing products and developing new products to meet the evolving needs of our customers and maintain our technological leadership position. Our interaction with customers throughout the product design process enables us to anticipate emerging technological trends in the networking industry and focus our research and development efforts on addressing these needs. Consistent with this strategy, specific research and development personnel are devoted to gigabit per second subsystem design, megabit per second subsystem design, optical component design and compound semiconductor technology designs.

    We are currently developing higher performance products that incorporate value-added features and increased functionality. For instance, we are developing optical transceivers for 10 Gbps Ethernet and the next generation Fibre Channel communication applications, 1550nm versions of our optical subsystems for longer transmission distances, and advanced compound semiconductor technology designs.

CUSTOMERS

    We sell our products primarily to optical communication OEMs and resellers. In some cases, we sell our products directly to contract manufacturers who, at the direction of our customers, incorporate them into products being assembled by these contract manufacturers for our customers. The following table lists our customers who, together with their contract manufacturers, have purchased more than $100,000 of our products during the fiscal year ended April 30, 2000:

Agilent Technologies, Inc.

Alcatel

Amdahl Corporation

Anicom, Inc.

Anixter International, Inc.

Avnet, Inc.

CableExpress Corporation

Ciprico, Inc.

Cisco Systems, Inc.

Comdisco, Inc.

Condumex, Inc.

Corning Incorporated

D-Link Systems, Inc.

Data Optic Cable, Inc.

EMC Corporation

Fiber Instrument Sales, Inc.

Fiberdyne Labs, Inc.

Fujitsu

Gruber Industries, Inc.

Hewlett-Packard Company

Inrange Technologies Corporation

Internix Incorporated

JNI Corporation

LSI Logic Corporation

Lucent Technologies Inc.

LuxN, Inc.

McDATA Corporation

Methode Electronics, Inc.

MTI Technology Corporation

Network Peripherals Inc.

Nortel Networks Corporation

Philips Broadband Networks

Qlogic Corporation

Silicon Graphics, Inc.

Sun Microsystems, Inc.

    A small number of customers have historically accounted for a significant portion of our net sales. For the fiscal year ended April 30, 2000, our three largest customers and their respective contract manufacturers accounted for 44% of our net sales, with Cisco, Nortel and Alcatel accounting for 26%, 10% and 8% of our net sales, respectively. For the fiscal year ended April 30, 1999, our three largest customers and their respective contract manufacturers accounted for 43% of our net sales, with Nortel, Cisco and Alcatel accounting for 27%, 10% and 6% of our net sales, respectively.

SALES, MARKETING AND TECHNICAL SUPPORT

    We market and sell our products domestically and internationally through our direct sales force, local resellers and manufacturers' representatives. Specifically, we have established relationships with resellers and manufacturers' representatives in Australia, Europe, India, Israel and the Pacific Rim. Our marketing organization is separate from Methode's sales and marketing group and will not obtain marketing support after this offering.

    Our marketing organization develops strategies and implements programs to support the sale of our products and enhance our reputation as a technological leader in the industry. Our current marketing efforts include the following initiatives:

    - ongoing interaction with customers in the context of product development and technical support occurs frequently and plays a key role in our marketing effort;

    - advertising and other promotional activities in industry trade journals and publications targeting design engineers;

    - participation in major trade show events and conferences in the communications network industry to promote our broad lines of optical subsystems and components; and

    - active interaction with our customers in industry associations and standards committees to promote and further enhance Gigabit Ethernet, Fibre Channel and passive interconnection technologies, promote standardization in the LAN and SAN markets and increase our visibility as industry experts.

    We believe our ability to deliver value-added customer service and technical support is essential to our business. Our sales force and design engineers work closely with our customers through the design and manufacturing process. We also provide extensive technical support to our customers after the design and qualification process is complete. We intend to strengthen our current customer relationships by continuing to deliver a high level of value-added service and technical support and leveraging our reputation for high quality products and service to establish relationships with new customers.

COMPETITION

    The market for optical subsystems and components for optical communication network applications is highly competitive and subject to rapidly changing technology. We believe the primary competitive factors impacting our business are:

    - data rate, port density, reliability and other performance features;

    - ability to rapidly scale production for high volumes;

    - timeliness of new product introductions;

    - length of product design cycle;

    - compatibility with emerging industry standards;

    - scope and responsiveness of service and technical support;

    - price and performance characteristics; and

    - established reputation with key customers.

    We believe we generally compare favorably with our competitors with respect to these factors. For optical subsystems, we compete primarily with Agilent Technologies, Inc., Finisar Corporation, Infineon Technologies Corp., International Business Machines Corporation, and Optical Communications Products, Inc. For optical components, we compete primarily with Infineon Technologies Corp., Lucent Technologies, Inc., Molex, Inc., and Tyco International, Ltd. and numerous other smaller companies. Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do, and as a result, may be able to:

    - respond more quickly to new or emerging technologies or standards and to changes in customer requirements;

    - devote greater resources to the development, promotion and sale of their products; and

    - deliver competitive products at a lower price.

    In addition, some of our existing and potential customers are also current and potential competitors. These companies may attempt to integrate their operations by producing their own optical subsystems or components or by acquiring one of our competitors, thereby eliminating the need to purchase our products. Furthermore, larger companies in other related industries may develop or acquire technologies and apply their significant resources, including their distribution channels and brand name recognition, to capture significant market share.

    We cannot assure you that we will be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business.

INTELLECTUAL PROPERTY


    We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. As of May 28, 2000, we had 51 U.S. patents issued and 32 U.S. patent applications pending. Of our 51 issued U.S. patents, 17 relate to integrated systems design, 5 relate to optical subassembly design, 3 relate to electronic circuit design, 11 relate to semiconductor materials, 8 relate to precision molding, 4 relate to manufacturing systems and 3 relate to other technologies. These issued patents expire between

2005 and 2017. Policing unauthorized use of our products and technology is difficult. We file patent applications and other registrations in foreign countries to establish and protect our proprietary rights where we believe such filings are necessary to protect our technology. However, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Our inability to adequately protect against unauthorized use of our intellectual property could devalue our property content and impair our ability to compete effectively. Further, enforcing our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not we are successful. Litigation may be necessary in the future to enforce our intellectual property rights.


LITIGATION


    Methode is a plaintiff in two lawsuits relating to our intellectual property rights. The first lawsuit was filed by Methode in April 1999 in the United States District Court for the Northern District of Illinois and is against Agilent Technologies, Inc., Finisar Corporation and Hewlett-Packard Company, Inc. In August 1999, the lawsuit was transferred to the United States District Court for the Northern District of California. The second lawsuit was filed by Methode in October 1999 in the United States District Court for the Northern District of California and is against Infineon Technologies Corp. and Optical Communications Products, Inc. In these actions, Methode alleges that optoelectronic products sold by the defendants infringe upon two or more of five Methode patents. Methode also alleges that Finisar breached its obligations under a license and supply agreement with Methode by failing to provide it with information regarding new technology related to the products licensed under the agreement. Methode seeks monetary damages and injunctive relief. The defendants in these lawsuits have filed various affirmative defenses and contend that the Methode patents are invalid, unenforceable and/or not infringed by the products sold by the defendants and, if successful, are seeking attorneys' fees and costs in connection with the lawsuit. In addition, Finisar has filed counterclaims asserting that one of its founders is the primary inventor of the technology that is the subject of all five patents, that Methode improperly obtained the patents based on Finisar's disclosure of the technology to Methode and that Finisar is the rightful owner or co-owner of the patents. Finisar and Infineon have alleged that Methode failed to disclose certain information to the Patent and Trademark Office (PTO) that, if known to the PTO, would have prevented the issuance of one of the patents and that Methode engaged in inequitable conduct before the PTO. Finisar has also alleged breach of contract, conversion, trespass, unfair competition and unjust enrichment and seeks unspecified compensatory damages, restitution and the correction of inventorship with respect to the five Methode patents. On May 4, 2000, the Court granted Methode's motion to dismiss with prejudice Finisar's counterclaims for conversion, trespass, unfair competition and unjust enrichment on the grounds that these claims are preempted by federal patent laws.



    As part of our separation from Methode, the five Methode patents which are the subject of these lawsuits and Methode's rights in this litigation have been contributed to us and we have agreed to indemnify Methode against all costs, expenses and liabilities associated with these lawsuits. We intend to pursue these lawsuits and defend against these counterclaims vigorously. These lawsuits are in the preliminary stage, and we cannot predict their outcome with certainty. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. We use the technologies covered by the patents that are the subject of this litigation in the manufacture of optical subsystems which represented approximately 58% of our net sales in the 2000 fiscal year. If one or more of these patents were found to be invalid or unenforceable, we would lose the ability to prevent others from using the technologies covered by the invalidated patents. This could result in significant decreases in our sales and gross margins for our products that use these technologies. In addition, we would lose the future royalty payments from our current licensees of these patents. We could also be required to pay significant monetary damages to one or more of the defendants and/or be required to reimburse them for their legal fees. Accordingly, if one or more of these patents were found to be invalid or unenforceable, our business would be significantly harmed.


REGULATORY MATTERS

    Our properties and business operations are subject to a wide variety of federal, state, local, and foreign environmental, health and safety laws and other legal requirements, including those relating to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous substances used in our manufacturing processes. If we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities. Although we believe that we are in compliance and have complied with all applicable legal requirements, we may be required to incur additional costs to comply with current or future legal requirements.

FACILITIES

    Our corporate headquarters is located in Chicago, Illinois. This facility occupies two buildings owned by us with approximately 88,500 total square feet and contains our administrative offices, sales and marketing offices, research and development facilities and primary manufacturing facility. We also own an approximately 16,000 square foot facility in Palm Bay, Florida, which contains administrative offices, sales and marketing, research and development, and manufacturing facilities. We sublease approximately 21,000 square feet for research and development, sales and marketing and manufacturing operations in Bedford, Massachusetts. This sublease expires in November 2005.

    We lease approximately 15,000 square feet for design and manufacturing in Haverhill, Suffolk, United Kingdom. This lease expires in 2010. We also lease an approximately 15,000 square feet manufacturing facility in Shenzhen, China. This lease expires in September, 2009.

    We believe our facilities are adequate to meet our current needs.

EMPLOYEES

    As of April 30, 2000, we employed a total of 499 full-time employees, 348 of whom were primarily engaged in manufacturing, 85 of whom were engaged in research and development, 27 of whom were engaged in sales, marketing and technical support, and 39 of whom were engaged in administration. We also from time to time employ part-time employees and hire independent contractors. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The following table sets forth information concerning our directors, executive officers and key employees and their ages as of May 25, 2000:


NAME                           AGE                             POSITIONS
----                         --------   --------------------------------------------------------
DIRECTORS AND EXECUTIVE OFFICERS:
William J. McGinley........     76      Director
James W. McGinley..........     44      President, Chief Executive Officer and Director
Philip W. Schofield........     42      Vice President and Chief Operating Officer
David A. Slack.............     47      Vice President, Finance and Chief Financial Officer
Michael P. Galvin(1).......     47      Director Nominee
Brian J. Jackman(1)(2).....     59      Director Nominee
Charles Daniel Nelsen(2)...     37      Director Nominee
Edward J.
  O'Connell(1)(2)..........     47      Director Nominee
KEY EMPLOYEES:
Richard C.E. Durrant.......     38      Managing Director of Stratos Limited
David R. Lipinski..........     48      Vice President, Corporate Development
Kenneth R. Marchman........     38      General Manager, Fiber Optic Products
Everett S. McGinley........     42      President of Bandwidth Semiconductor
Georgette L. Meyer.........     52      Vice President and Controller
David W. Norling...........     50      Vice President, Corporate Sales and Marketing
Michael T. Perkins.........     44      Vice President, Administration
Donald A. Rimdzius.........     47      General Manager, Optoelectronic Products
Robert M. Scharf...........     44      Vice President and General Manager of Stratos Micro
                                        Systems


------------------------
(1) Once elected, this director nominee will serve on the Compensation Committee of the Board of Directors.

(2) Once elected, this director nominee will serve on the Audit Committee of the Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS

    William J. McGinley has been a member of our board of directors since our inception. Mr. W. McGinley is the founder of Methode, has been Chairman of the Board of Methode since 1994 and served as President of Methode for the periods from January 1997 through July 1998, and from 1946 through 1994. Mr. W. McGinley has been a director of Methode since 1946. Mr. W. McGinley has a B.A. in Journalism from Amherst College. Mr. W. McGinley is the father of Mr. James W. McGinley.

    James W. McGinley has been our President, Chief Executive Officer and a director since our inception. Mr. J. McGinley has been President of Methode since August 1998, and a director of Methode since 1993. Mr. J. McGinley intends to resign as President of Methode prior to the closing of this offering. Mr. J. McGinley previously served as President of Methode's Optical Interconnect Products Division from January 1995 through July 1998. Mr. J. McGinley has a B.A. in Liberal Arts from The Evergreen State College. Mr. J. McGinley is the son of Mr. William J. McGinley.

    Philip W. Schofield has been our Vice President and Chief Operating Officer since our inception. Mr. Schofield previously served as Vice President of Methode's Fiber Optic Products Group from April 1994 through April 2000.
Mr. Schofield has a B.S. in Physics from University of Cincinnati and an M.S. in Electro-Optics from the University of Houston.

    David A. Slack has been our Chief Financial Officer since our inception. Mr. Slack previously served as the Chief Financial Officer of the Optoelectronics Group of Methode from March 27, 2000 through April 2000. From 1993 through March 27, 2000, Mr. Slack served as Director of Finance, Chief Financial Officer and Director of Information Technology of Bretford Manufacturing, Inc., a manufacturer of furniture, carts, mounts, screens and other equipment. From 1977 to 1988, Mr. Slack served as a controller of various divisions of Methode. Mr. Slack has a B.S. in Accounting from the University of Illinois and an M.B.A. from Lake Forest Graduate School of Management.

DIRECTOR NOMINEES


    Our board of directors has nominated, and shortly after the pricing and before the closing of this offering intends to elect, four independent directors. The nominees, Michael P. Galvin, Brian J. Jackman C. Daniel Nelsen and Edward J. O'Connell, have each agreed to serve on our board. None of the nominees are affiliated with Methode or Stratos.


    Michael P. Galvin has been President of Galvin Enterprises, Inc. since 1992. As well as managing a venture capital portfolio of investments in biotechnology, real estate development and business services, Galvin Enterprises, Inc. manages Media Cybernetics, a leading global producer and distributor of analytical imaging software. From 1989 to 1992, Mr. Galvin served as Assistant Secretary of Commerce for Export Administration under the Bush Administration, managing the U.S. government's dual-use (non-munitions) strategic trade and technology transfer programs. From 1978 to 1989, Mr. Galvin was an attorney at the law firm of Winston & Strawn where he was elected a corporate finance transactions partner. Mr. Galvin received a Bachelor of Science in economics, CUM LAUDE, from Boston College and Juris Doctor, CUM LAUDE, from Chicago-Kent College of Law where he further served as Editor-in-Chief of its LAW REVIEW.

    Brian J. Jackman has served as President of Global Systems and Technologies of Tellabs, Inc. since 1998. Mr. Jackman has served as a director of Tellabs, Inc. since 1993 and as Executive Vice President of Tellabs, Inc. since 1990. From 1993 to 1998, Mr. Jackman served as President of Tellabs
Operations, Inc. Prior to joining Tellabs, Inc., Mr. Jackman held several management positions with International Business Machines. Mr. Jackman is also a director of Spyglass, Inc.


    C. Daniel Nelsen has recently taken the newly created Director of Global Supply Chain Strategy position for Motorola Inc.'s Network Solutions Sector. From 1998 to 2000, Mr. Nelsen served as Senior Manager, Supply Chain of A.T. Kearney, an international consulting firm. Prior to that, from 1994 to 1998, Mr. Nelsen held the positions of Managing Associate, Senior Associate and Associate at Coopers & Lybrand Consulting. Mr. Nelsen received a Bachelor of Industrial Engineering from Georgia Institute of Technology and a Master of Business Administration from University of Chicago.


    Edward J. O'Connell has served as Chief Financial Officer of Hey Company, LLC, a company involved with e-commerce, since 1999. From 1998 to 1999, Mr. O'Connell served as the Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary of Delphi Information Systems, Inc. (now known as "ebix.com"), a software, consulting services and e-commerce company. From 1995 to 1998, Mr. O'Connell served as Chief Operating Officer and Chief Financial Officer for Keck, Mahin & Cate, a provider of legal professional services. In December 1997, Keck, Mahin & Cate filed a voluntary petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code. From 1991 to 1995, Mr. O'Connell served as Senior Vice President and Chief Financial Officer of Genderm Corporation, a manufacturer of pharmaceuticals. From 1981 to 1991, Mr. O'Connell served as Executive Vice President of Administration and Chief Financial Officer of Union Special Corporation, a manufacturer of industrial sewing equipment.

KEY EMPLOYEES

    Richard C.E. Durrant has been the Managing Director of our Stratos Limited subsidiary since its acquisition in December 1998. Mr. Durrant previously served as the Managing Director of Methode Fibre Optic Europe Ltd from 1997 through April 2000. From 1993 through 1997 Mr. Durrant served as Sales Director of Mikon Ltd., a Methode subsidiary. Mr. Durrant has a Higher National Diploma in Mechanical Engineering from the University of Southeast London.

    David R. Lipinski has been our Vice President of Corporate Development since our inception. Mr. Lipinski has been Executive Director of Corporate Development for Methode since April 1996. Mr. Lipinski intends to terminate his employment with Methode prior to the closing of this offering. From July 1995 through April 1996, Mr. Lipinski served as Principal Financial Strategy Consultant for D.R. Lipinski & Co. Previously, Mr. Lipinski served as Vice President of Corporate Development for Comarco, Inc. from August 1992 through June 1995. Mr. Lipinski has a B.S. in Physics from the United States Naval Academy and an M.B.A. from the University of New Haven.

    Kenneth R. Marchman has been our General Manager of Fiber Optic Products since our inception. Mr. Marchman previously served as General Manager of the domestic division of the Fiber Optic Products Group of Methode from January 1999 through April 2000. From November 1993 through January 1999, Mr. Marchman served as Sales Manager of the domestic division of the Fiber Optic Products Group of Methode. Mr. Marchman has a B.S. in Electrical Engineering from the University of the Pacific.

    Everett S. McGinley has been President of our Bandwidth Semiconductor subsidiary since its acquisition in December 1999. Dr. E. McGinley previously served as Vice President of Business Development for Spire Corporation from March 1998 through December 1999 and Vice President and General Manager of Optoelectronics for Spire Corporation from April 1997 through February 1998. From January 1993 through March 1997, Dr. E. McGinley served as Vice President of Axios Ltd. Mr. E. McGinley has a B.S. in Chemistry from the University of Lowell and a Ph.D. in Physical Chemistry from the University of Wisconsin.
Dr. E. McGinley is not related to Mr. William J. McGinley or Mr. James W. McGinley.

    Georgette L. Meyer has been our Vice President and Controller since our inception. Ms. Meyer previously served as Controller for the Optoelectronics Division of Methode from April 1997 through April 2000. From January 1995 through March 1997, Ms. Meyer served as Operations Manager and Controller for Nalge Nunc International. Ms. Meyer has a B.A. in Sociology from Purdue University and an M.B.A. from Loyola University.

    David W. Norling has been our Vice President of Corporate Sales and Marketing since our inception. Mr. Norling has been Vice President of Corporate Sales and Marketing of Methode since June 1999. Mr. Norling intends to terminate his employment with Methode prior to the closing of this offering. From March 1998 through May 1999, Mr. Norling served as Vice President of Sales and Marketing for Kings Electronics. Mr. Norling served as Director of Sales and Marketing for Datron-Transco Inc. from February 1997 through February 1998.
Mr. Norling served as District Sales Manager for Methode from February 1989 through December 1996 and as Manager, Corporate Marketing and Planning for Methode from 1982 through January 1989. Mr. Norling has a B.S. in International Marketing from Northern Illinois University and an M.B.A. from Northern Illinois University.

    Michael T. Perkins has been our Vice President of Administration since our inception. Mr. Perkins has been Manager of Investor Relations of Methode since May 1997. Mr. Perkins intends to terminate his employment with Methode prior to the closing of this offering. Mr. Perkins was Controller of the Optical Group of Methode from January 1996 through April 1997 and Director of Divisional Accounting, Procedures and Controls of Methode from 1991 through December 1995. Mr. Perkins attended Loyola University.

    Donald A. Rimdzius has been our General Manager of Optoelectronic Products since our inception. Mr. Rimdzius previously served as General Manager of the Optoelectronics Division of Methode from June 1999 through April 2000. From March 1996 through May 1999, Mr. Rimdzius served as Director of Engineering and Manufacturing of the Optoelectronics Division of Methode. Previously,
Mr. Rimdzius served as Manager of Equipment for White Cap Global Tech Center from 1994 through February 1996. Mr. Rimdzius has a B.S. in Electrical Engineering from the Illinois Institute of Technology and an M.B.A. from the University of Chicago.

    Robert Scharf has been Vice President and General Manager of our Stratos Micro Systems subsidiary since it's acquisition in April 1999. From 1994 through April 1999, Mr. Scharf was Vice President of Polycore Technologies, the predecessor to Stratos Micro Systems. Mr. Scharf has a B.S. in Mechanical Engineering from Cornell University and an M.B.A. from Youngstown State University.

COMPOSITION OF THE BOARD OF DIRECTORS


    Our bylaws provide that the board shall determine the number of members of our board of directors. Our board of directors is currently composed of two directors. Shortly after the pricing of this offering, we will increase our board to include four independent directors who will not be employed by Stratos or affiliated with Methode.


    Prior to the completion of this offering, our board of directors will be divided into three classes as nearly equal in size as possible with staggered, three-year terms. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at that time will be elected for a three-year term.

BOARD COMMITTEES

    Prior to the completion of this offering, we intend to establish an audit committee and a compensation committee. Both the audit committee and the compensation committee will consist solely of independent directors.


    The audit committee will recommend the appointment of our independent auditors, review our internal accounting procedures and financial statements, and consult with and review the services provided by our independent auditors. The audit committee will also review compliance with the applicable Securities and Exchange Commission and Nasdaq rules regarding audit committees and will prepare a report for our annual proxy statements. Mr. Jackman, Mr. Nelsen and Mr. O'Connell are nominated and have agreed to serve as members of the audit committee.


    The compensation committee of our board of directors will review and recommend to the board of directors the compensation and benefits of all executive officers of Stratos, and establish and review general policies relating to compensation and benefits of Stratos employees. The compensation committee will also administer our 2000 Stock Plan. Mr. Galvin, Mr. Jackman and Mr. O'Connell are nominated and have agreed to serve as members of the compensation committee.

COMPENSATION OF DIRECTORS

    Directors of Stratos do not currently receive cash compensation for their services as directors or members of committees of the board of directors. However, non-employee directors will be eligible to receive stock options under our 2000 Stock Plan. We currently intend to grant our non-employee directors an initial grant of 25,000 options, with an annual grant of 5,000 shares thereafter. We reimburse directors for their reasonable expenses incurred in attending board and committee meetings.

OWNERSHIP OF METHODE ELECTRONICS STOCK BY OUR DIRECTORS AND EXECUTIVE OFFICERS

    Since all of our common stock is currently owned by Methode, none of our directors, director nominees or executive officers own any of our common stock. To the extent that these individuals own shares of Methode Class A or Class B common stock at the time of the proposed spin-off, they will participate in the spin-off on the same terms as other holders of Methode Class A and Class B common stock.

    The following table sets forth the number of shares of Methode Class A and Class B common stock beneficially owned on May 15, 2000 by each Stratos director and director nominee and by our chief executive officer, our other executive officers, and all of our directors, director nominees and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities.


                                                                     NUMBER OF SHARES
                                                                      AND NATURE OF       PERCENT OF
NAME OF BENEFICIAL OWNER                           TITLE OF CLASS  BENEFICIAL OWNERSHIP     CLASS
------------------------                           --------------  --------------------   ----------
William J. McGinley..............................  Common Stock
                                                     Class A              230,199(1)            *
                                                     Class B              890,902(1)         80.1%
James W. McGinley................................  Common Stock
                                                     Class A               40,044(2)            *
                                                     Class B                  289(2)            *
Philip W. Schofield..............................  Common Stock
                                                     Class A               10,033(3)            *
                                                     Class B                    0             0.0%
David A. Slack...................................  Common Stock
                                                     Class A                5,444               *
                                                     Class B                  689               *
Michel P. Galvin.................................  Common Stock
                                                     Class A                    0             0.0%
                                                      Class B                   0             0.0%
Brian J. Jackman.................................  Common Stock
                                                     Class A                    0             0.0%
                                                     Class B                    0             0.0%
C. Daniel Nelsen.................................  Common Stock
                                                     Class A                    0             0.0%
                                                     Class B                    0             0.0%
Edward J. O'Connell..............................  Common Stock
                                                     Class A                  200             0.0%
                                                     Class B                    0             0.0%
All Directors, Director Nominees and Executive
  Officers as a Group (7 individuals)............  Common Stock
                                                     Class A              285,920               *
                                                     Class B              891,880            80.2%


------------------------
* Percentage represents less than 1% of the total shares of Methode common stock outstanding as of May 15, 2000.

(1) Includes 108,877 shares of Class A and 7,638 shares of Class B common stock held by Methode's Employee Stock Ownership Trust under which Mr. W. McGinley has sole voting power and, prior to distribution under the terms of the trust, no investment power; 72,680 shares of Class A common stock granted but not yet vested pursuant to the Methode's Incentive Stock Award Plan as to which he has sole voting power and 10,000 shares of Class B common stock held by his wife.

(2) Includes 8,360 shares of Class A common stock held by Methode's Employee Stock Ownership Trust for which Mr. J. McGinley has sole voting power and, prior to distribution under the terms of the trust, no investment power; 14,535 shares of Class A common stock granted but not yet vested pursuant to Methode's Incentive Stock Award Plan as to which he has sole voting power and 536 shares of Class A and 268 shares of Class B common stock held by his wife.

(3) Includes 2,238 shares of Class A common stock held by Methode's Employee Stock Ownership Plan for which Mr. Schofield has sole voting power and, prior to distribution under the terms of the trust, no investment power; 4,795 shares of Class A common stock granted but not yet vested pursuant to Methode's Incentive Stock Award Plan as to which he has sole voting power; and 3,000 shares of Class A common stock held by his wife.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The following table sets forth compensation information for our chief executive officer and our other most highly compensated executive officer based on compensation earned as an employee of Methode for the fiscal years ended April 30, 2000 and 1999. None of our other executive officers received an annual salary and bonus in excess of $100,000 for services rendered to Methode for the fiscal year ended April 30, 2000. In connection with this offering, we have established employee benefit plans and arrangements so that, following this offering, the compensation and employee benefits of our executive officers and all of our other employees will be provided primarily by us. See "Employee Benefits Plans" and "Arrangements Between Methode Electronics and Stratos Lightwave--Employee Matters Agreement."

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM
                                                                                COMPENSATION
                                                                            ---------------------
                                                                              AWARDS
                                                                            ----------   PAYOUTS
                                                            ANNUAL                       --------
                                                         COMPENSATION       RESTRICTED              ALL OTHER
NAME AND                                              -------------------     STOCK        LTIP      COMPEN-
PRINCIPAL STRATOS                           FISCAL     SALARY     BONUS      AWARD(S)    PAYOUTS     SATION
POSITION                                     YEAR      ($)(1)      ($)      ($)(2)(3)     ($)(4)     ($)(5)
-----------------                          --------   --------   --------   ----------   --------   ---------
James W. McGinley .......................    2000     192,899    231,520            0     86,362      3,158
  President and Chief Executive Officer      1999     153,500    142,725      108,062     66,655      2,800

Philip W. Schofield .....................    2000     133,555     33,414            0     68,631      3,158
  Vice President and Chief Operating         1999     127,824     50,063       31,432     53,795      2,805
  Officer

------------------------

(1) Includes a cash car allowance in fiscal 2000 and 1999 of $3,900 for Mr. McGinley and $6,000 for Mr. Schofield.

(2) These shares of restricted stock were awarded pursuant to Methode's Incentive Stock Award Plan. Pursuant to this plan, key employees of Methode are eligible to receive awards as determined by the plan's committee. Historically, awards under this plan have been determined by dividing 1% of the annual pre-tax earnings of the profit center applicable to the relevant employee by the fair market value of Methode Class A common stock on the first business day of the subsequent plan year. Restricted stock awarded under this plan vests as of the earliest to occur of (i) the first day of the third plan year following the year with respect to which the award was made; (ii) retirement at or after age 65; (iii) termination on account of disability; or (iv) death, if termination of employment has not occurred before the executive's death.

(3) All restricted stock is valued at the closing price of Methode Class A common stock on the date of grant. On April 30, 2000, Mr. J. McGinley held 14,535 restricted shares having a value of $215,465 and Mr. Schofield held 4,795 restricted shares having a value of $71,175. Dividends are paid on restricted stock awards at the same rate as paid to all stockholders.

(4) LTIP payouts represent amounts paid pursuant to the Methode's Longevity Contingent Bonus Program. This bonus program awards Methode officers and key management personnel a matching bonus (equal to the amount of the current quarterly bonus) which will be considered as earned and payable in three years provided that the participant is still employed by Methode at that time and performance has been satisfactory.

(5) The figures in this column represent amounts allocated under the Methode Employee Stock Ownership Plan.

    LONG-TERM INCENTIVE PLAN AWARDS

    The following table shows long term incentive plan awards made to our chief executive officer and our other most highly compensated executive officer under the Methode Longevity Contingent Bonus Program in the fiscal year ended April 30, 2000.

                                                      ESTIMATED FUTURE PAYOUTS UNDER
                                     PERFORMANCE        NON-STOCK PRICE-BASED PLANS
                                   OR OTHER PERIOD    -------------------------------
                                   UNTIL MATURATION   THRESHOLD    TARGET    MAXIMUM
NAME                                  OR PAYOUT          ($)        ($)        ($)
----                               ----------------   ---------   --------   --------
James W. McGinley................    3 years           231,520    231,520    231,520
Philip W. Schofield..............    3 years            33,414     33,414     33,414

TREATMENT OF METHODE ELECTRONICS RESTRICTED STOCK

    Some Stratos employees were granted awards of restricted shares of Methode Class A common stock under Methode's Incentive Stock Award Plan. As of
April 30, 2000, our employees held 21,290 shares of Methode restricted stock. This restricted stock generally vests two years after the date of grant if the individual is still employed by Methode. The Methode restricted stock held by our employees will be forfeited on the spin-off date pursuant to the terms of the Methode Incentive Stock Award Plan. Pursuant to the employee matters agreement, each Stratos employee who forfeits Methode restricted stock will receive Stratos restricted stock in replacement of his forfeited Methode restricted stock. The value of the replacement Stratos restricted stock shall be substantially equal to the value of his forfeited Methode restricted stock as determined by Stratos immediately before the record date for the spin-off. The replacement Stratos restricted stock will maintain the original conditions and vesting provisions applicable to the corresponding Methode restricted stock. See "Arrangements Between Methode Electronics and Stratos Lightwave--Employee Matters Agreement."

TREATMENT OF METHODE ELECTRONICS STOCK OPTIONS

    Some Stratos employees were granted options to purchase Methode Class A common stock under Methode's 1997 Stock Plan. Unvested Methode options held by our employees will be forfeited on the spin-off date pursuant to the terms of the Methode 1997 Stock Plan. Under the terms of the Methode 1997 Stock Plan, vested Methode options held by our employees will be forfeited by our employees 90 days after the spin-off date to the extent not previously exercised. Pursuant to the employee matters agreement, we will assume all unvested Methode options held by our employees on the spin-off date. As of April 30, 2000, our employees held unvested options to purchase 43,731 shares of Methode Class A common stock at a weighted average exercise price per share of $26.04. The closing price of Methode's Class A common stock on April 28, 2000, the last trading day prior to April 30, 2000, was $41.67 per share. These Methode options will convert at the spin-off date into options to purchase our common stock. The number of shares and the exercise price of Methode options that convert into Stratos options will be adjusted using a conversion formula. The conversion formula will be based on the opening per-share price of our common stock on the first trading day after the record date for the spin-off relative to the closing per-share price of Methode Class A common stock on the last trading day before the record date for the spin-off. The resulting Stratos options will maintain the original vesting provisions and option period. See "Arrangements Between Methode Electronics and Stratos Lightwave--Employee Matters Agreement."

TREATMENT OF METHODE ELECTRONICS BONUS AWARDS

    Some Stratos employees were granted contingent bonuses under various Methode bonus plans. These bonuses are generally subject to forfeiture if employment with Methode terminates before the second or third anniversary of the grant date. Pursuant to the employee matters agreement, we have assumed a portion of these bonuses as allocated by Methode based on the services performed by these employees on behalf of Stratos. These assumed bonuses will remain subject to the same forfeiture provisions. As of April 30, 2000, the contingent bonuses of our employees which we assumed was

$1.3 million. Any contingent bonuses owed to our employees which are not assumed by Stratos will be paid in full by Methode on or before the date of the spin-off.

EMPLOYEE BENEFIT PLANS

    STRATOS LIGHTWAVE 2000 STOCK PLAN

    We have adopted the Stratos Lightwave, Inc. 2000 Stock Plan, and Methode, as our sole stockholder, has approved the Stratos Lightwave, Inc. 2000 Stock Plan. The following description of the plan is qualified in its entirety by reference to the full text of the plan.

    GENERAL; SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN. The 2000 Stock Plan enables us to make awards of options, restricted stock and stock appreciation rights to our directors and employees, including our executive officers. We believe the plan provides us with flexibility in designing and providing incentive compensation in order to attract and retain employees and directors who are in a position to make significant contributions to our success, to reward employees and directors for past contributions and to encourage employees and directors to take into account our long-term interests through ownership of our common stock. Subject to adjustment for stock splits and similar events, the maximum number of shares of common stock that may be issued under the plan is 4,500,000, and the aggregate number of shares of common stock for which awards of restricted stock may be issued under the plan is 1,875,000.


    ADMINISTRATION; PARTICIPANTS. The 2000 Stock Plan will be administered by a committee of two or more of our directors elected by the board. Unless otherwise determined by the board, the compensation committee of the board will serve as the plan committee. Our directors and employees (including directors and employees of our subsidiaries and affiliates) are eligible to receive awards under the plan, but no participant may receive awards under the plan in any calendar year covering more than 1,600,000 shares of our common stock.


    STOCK OPTIONS. The committee may grant stock options under the 2000 Stock Plan to our directors and employees. Stock options enable the recipient to purchase shares of our common stock at a price specified by the committee at the time the award is made. The plan permits the granting of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code, which may only be granted to employees, and stock options that do not qualify for incentive stock option treatment, which may be granted to employees or directors. The committee determines the per share exercise price of all stock options. As a general rule, the exercise price for all incentive stock options may not be less than the fair market value of a share of common stock at the time of grant. Unless otherwise determined by the committee, the exercise price for all non-incentive stock options will be the fair market value of a share of common stock at the time of grant. The committee will determine when an option may be exercised and its term, but the term may not exceed ten years. Unless otherwise determined by the committee, options will vest 25% after the first year and 6.25% for each three-month period thereafter until the award has fully vested.

    RESTRICTED STOCK. The committee may grant restricted stock under the 2000 Stock Plan. An award of restricted stock entitles the recipient to shares of our common stock, subject to the conditions imposed by the committee which may include a vesting requirement. Unless otherwise determined by the committee, shares of restricted stock will vest 25% after the first year and 6.25% for each three-month period thereafter until the award has fully vested. Until the restrictions lapse, shares of restricted stock are non-transferable. In general, recipients of restricted stock have all rights of a stockholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions generally applicable to restricted stock or to other restrictions and conditions specifically set forth in the award agreement.

    STOCK APPRECIATION RIGHTS. The committee may grant awards of stock appreciation rights under the 2000 Stock Plan. An award of a stock appreciation right entitles the recipient to surrender an exercisable award in exchange for a payment equal to the product of (A) the excess of the fair market value of a share of common stock on the date of surrender over the fair market value of a share of common stock on the date the award was made and (B) the number of shares of common stock subject to the award. This payment may be made is cash or shares of common stock. The committee will determine when a stock appreciation award may be surrendered and its term. Unless otherwise determined by the committee, awards of stock appreciation rights will be eligible for surrender at a rate of 25% after the first year and 6.25% for each three-month period thereafter until the award has fully vested.

    EFFECT OF TERMINATION OF EMPLOYMENT. As a general rule, terminations upon retirement, death or for permanent disability will result in the accelerated vesting of options and stock appreciation rights and the lapsing of restrictions on restricted stock. Other terminations will result in the forfeiture of unvested options, stock appreciation rights and restricted stock and termination by Stratos for cause will result in the forfeiture of all vested and unvested options, stock appreciation rights and restricted stock.

    ADJUSTMENTS FOR CHANGES IN CAPITALIZATION; CHANGE IN CONTROL. The committee will make appropriate adjustments to the maximum number of shares of common stock that may be delivered under the plan and to outstanding awards to reflect stock dividends, stock splits, and similar changes in capitalization. The plan provides that if in the year following a change of control, as defined in the plan, a participant is terminated without cause or resigns for reasons relating to relocation or decreased responsibilities or compensation, all options and stock appreciation rights will vest and all restrictions on restricted stock will lapse. In the event of an extraordinary corporate transaction such as a merger, the committee may provide for a cash payment or substitute award to be delivered to plan participants in exchange for their outstanding awards.

    AMENDMENT AND TERMINATION. The committee may at any time discontinue granting awards under the 2000 Stock Plan. Unless an earlier date is imposed by the board, awards may not be made under the plan after April 14, 2010. Our board of directors may at any time amend the plan or any outstanding award for any purpose permitted by law. However, none of these actions may adversely affect the rights of a holder of any previously granted award.


    GRANTS UNDER OUR 2000 STOCK PLAN. In connection with this offering, we have made initial grants of stock options to some of our directors and employees, including our executive officers, under the 2000 Stock Plan. These grants are contingent upon the closing of this offering and are subject to ratification by the compensation committee. An aggregate of 3,793,850 shares of common stock are issuable upon the exercise of these options, and these options were granted at an exercise price to be equal to the public offering price set forth on the cover page of this prospectus. The following table sets forth the number of shares of our common stock underlying these options:



                                                               NUMBER OF SHARES
NAME AND STRATOS POSITION                                     UNDERLYING OPTIONS
-------------------------                                     ------------------
James W. McGinley, President and Chief Executive Officer....        1,540,000
Philip W. Schofield, Vice President and Chief Operating
  Officer...................................................          100,000
David A. Slack, Chief Financial Officer.....................          100,000
All employees as a group (213 persons)......................        3,793,850


    401(k) PLAN

    Our eligible employees are currently eligible to participate in Methode's 401(k) retirement and deferred savings plan. Methode's plan is intended to qualify as a tax-qualified plan under the Internal Revenue Code. Employees are eligible to participate in the plan on the first day of any quarter coincident with or immediately following the completion of one year of service with Stratos or Methode. The plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation up to a statutory limit, which is $10,500 in calendar year 2000. All amounts contributed by participants and earnings on participant contributions are fully vested at all times. Stratos may contribute an amount equal to 3% of each participant's compensation, subject to a maximum includable compensation of $170,000, which amount is subject to adjustment for cost of living increases after calendar year 2000. All accounts under the plan are fully vested at all times. Pursuant to the terms of the employee matters agreement with Methode, we have agreed to adopt a Stratos 401(k) retirement and deferred savings plan on or before the date of the spin-off. We will give our employees credit under this plan for their service with Methode. See "Arrangements Between Methode Electronics and Stratos Lightwave--Employee Matters Agreement."

METHODE EMPLOYEE STOCK OWNERSHIP PLAN

    Some of our employees participated in the Methode Employee Stock Ownership Plan. Methode intends to terminate this plan. In April 2000, Methode requested a determination from the Internal Revenue Service that the termination of this plan will be tax-free to Methode and the participants in the plan. Once this plan is terminated, participants will have the option to receive a direct distribution of their plan assets, transfer their assets into an Individual Retirement Account or transfer these assets into either the Methode or the Stratos 401(k) plan, as the case may be. We do not intend to adopt an employee stock ownership plan.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    As permitted by the Delaware General Corporation Law, we will adopt provisions in our restated certificate of incorporation which provide that our directors shall not be personally liable for monetary damages to Stratos or its stockholders for a breach of fiduciary duty as a director, except liability for:

    - a breach of the director's duty of loyalty to Stratos or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

    - transactions from which the director derived an improper personal benefit.

    These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our restated certificate of incorporation will also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, our bylaws provide that:

    - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

    - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

    - the rights provided in the bylaws are not exclusive.

    We intend to enter into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

    We intend to maintain directors' and officers' liability insurance.

         ARRANGEMENTS BETWEEN METHODE ELECTRONICS AND STRATOS LIGHTWAVE

    Methode and our company have entered into various agreements which govern the separation of our business from Methode. These agreements consist of a master separation agreement, a general assignment and assumption agreement, a master transitional services agreement, and an employee matters agreement. The effective date of Methode's contribution and transfer to us of our business was May 28, 2000 and is sometimes referred to in this prospectus as the contribution date. A Methode subsidiary will fund our working capital needs with interest bearing loans through the closing of this offering.

    Prior to the completion of this offering, we will also enter into various other agreements with Methode relating to the period between the closing of this offering and the completion of the proposed spin-off. These agreements consist of an initial public offering and distribution agreement and a registration rights agreement. In addition, Methode and our company will enter into a tax sharing agreement to allocate tax liabilities between the parties between the contribution date and the spin-off date.

    The master separation agreement and the other agreements listed above were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Methode.

    We have provided below a description of the material terms of the master separation agreement and the other agreements listed above. You should read the full text of these agreements which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

MASTER SEPARATION AGREEMENT

    The master separation agreement contains the principal terms relating to the separation of our business from Methode.

    SEPARATION. As of the contribution date, Methode contributed and transferred to us all of the capital stock and equity interests held by Methode in subsidiaries and other entities that conducted our business and all other assets and liabilities associated with our business in exchange for 54,028,807 shares of our common stock. The capital stock and equity interests transferred to us consisted of:

    - all of the equity interests in Bandwidth Semiconductor, LLC;

    - all of the capital stock of Methode Communications Modules, Inc., which we have renamed Stratos Micro Systems, Inc.;

    - Methode's sixty percent equity interest in MP Optical Communications, LLC, the parent of MP Optical China;

    - all of the capital stock of Stratos Limited; and

    - all of the equity interests in Stratos Lightwave, LLC.

    The subsidiaries listed above comprise:

    - all business operations whose financial performance is reflected in our combined financial statements for the period ended April 30, 2000, as set forth elsewhere in this prospectus; and

    - all business operations relating to our business initiated or acquired by Methode after April 30, 2000.

    INDEMNIFICATION. Pursuant to the master separation agreement, we have agreed to indemnify, defend and hold harmless Methode and each of its subsidiaries, and each of their respective directors, officers, employees, agents, advisors and representatives, against any and all actions, claims, damages, losses, or liabilities resulting from, relating to or arising, whether prior to or following the contribution date, out of or in connection with:

    - all liabilities and obligations of Methode (other than the excluded liabilities described below for which Methode will provide us with indemnification) relating to or arising out of our business, whether direct or indirect, absolute or contingent, and whether known or unknown; and/or

    - the operation of our business, including any liabilities arising out of the two pending lawsuits relating to our intellectual property rights described under "Business--Litigation."

    Methode has agreed to indemnify, defend and hold harmless our company and each of our subsidiaries, and each of their respective directors, officers, employees, agents, advisors and representatives, against any and all actions, claims, damages, losses, or liabilities resulting from, relating to or arising, whether prior to or following the contribution date, out of or in connection with:

    - assets used or owned in connection with any businesses and operations of Methode and its affiliates other than our business;

    - liabilities that are not incidental to or do not arise out of or were not incurred with respect to our business;

    - indebtedness for borrowed money and similar obligations of Methode and its affiliates;

    - tax liabilities, except as otherwise provided in the tax sharing and indemnification agreement; and

    - liabilities relating to employee or retirement arrangements maintained or contributed to by Methode or its affiliates, except as provided in the other agreements between the parties and except for accrued benefit obligations incurred in the ordinary course of business and reflected in our financial statements.

    Under the terms of the master separation agreement, Methode and our company, as indemnifying parties, have various rights. The indemnitee may defend and, with the consent of the indemnifying party, compromise and settle a claim and will be entitled to reimbursement for its reasonable attorneys' fees and expenses incurred in defending the claim and indemnification for any liabilities incurred as a result of the claim.

    An indemnifying party may elect to defend, at its own expense and through counsel chosen by it, any claim by a third party if the claim will, or is likely to, obligate the indemnifying party to provide indemnification. If an indemnifying party elects to defend a third-party claim but, in the reasonable judgment of an indemnitee, the indemnifying party fails to timely, properly and adequately defend the third-party claim, the indemnitee may do so. There are restrictions on the ability of the indemnifying party to settle or compromise a claim if the settlement or compromise would be harmful to the indemnitee.

    If an indemnitee recovers amounts from third parties, such as an insurance company, these amounts will reduce the amount the indemnifying party must pay unless the indemnitee or its affiliates remain directly or indirectly liable for those amounts pursuant to self-insurance or re-insurance arrangements. If the indemnitee incurs a net tax cost from the receipt of an indemnification payment, the indemnifying party must compensate the indemnitee for the amount of the net tax cost. If the indemnitee receives a net tax benefit from incurring or paying for any indemnified loss or liability, the amount the indemnifying party must pay will be reduced to take account of the net tax benefit.

    ACCESS TO INFORMATION. Both Methode and our company have agreed to cooperate and provide each other with reasonable access to all information, other than information which is confidential or privileged, that is relevant to the performance of the master separation agreement or any other agreement between the parties or otherwise relates to its business and the prior relationship between the parties. We have also agreed to preserve all books and records relating to our business for a specified period of time, to thereafter notify Methode if we intend to destroy any of these records, and to give Methode the opportunity to take possession of those records if it desires to do so. In addition, each party has agreed to use its commercially reasonable efforts to make its directors, officers, employees and other representatives available as witnesses in connection with any legal proceedings in which the other party may be involved.

    Methode and our company have generally agreed not to disclose or release any information regarding the other party in its possession or provided to it or to use this information for any purpose other than as permitted under the master separation agreement or any other agreement between the parties, except to the extent that the information is in the public domain, is later lawfully acquired from other sources, or has been independently generated.

    RELEASE OF PRE-CONTRIBUTION CLAIMS. As of the contribution date, we have released Methode and its subsidiaries and representatives, and Methode has released us, and our subsidiaries and representatives, from any liabilities arising from events occurring on or before the contribution date, including events occurring in connection with the activities to implement the separation, the initial public offering and the spin-off. This provision will not impair a party from enforcing the master separation agreement and the other separation agreements or any arrangements specified in any of these documents.

    INSURANCE MATTERS. The master separation agreement contains provisions governing our insurance coverage from the contribution date to the spin-off date. In general, Methode has agreed to maintain insurance policies on our behalf which are generally comparable to those maintained by Methode and we have agreed to reimburse Methode for our share of premium expenses and applicable self-insurance retentions, deductibles, retrospective premium adjustments and similar amounts related to insurance coverage during that period.

    NON-COMPETE RESTRICTIONS. The master separation agreement contains restrictions on Methode and Stratos and their respective affiliates from engaging in specified business activities for a period commencing on the contribution date and ending one year after the spin-off date.

    Methode and its affiliates have agreed not to engage anywhere in the world in:

    - the manufacture or sale of the following products or processes, other than to its current customers as of the contribution date: optoelectronic device connectorization, optical test and characterization of these optical devices; custom optical device assembly and/or packaging processes; custom or specialty optical connector design, manufacture and termination; passive optical component and circuit assembly splicing or termination, except for hybrid copper/fiber cable assemblies; multi-fiber mechanical ribbon splice components and tooling; and/or optoelectronic subsystems, or

    - the manufacture of standard fiber optic connector products and/or accessories.

    Stratos and its affiliates have agreed not to engage in:

    - the manufacture or sale, other than to our current customers as of the contribution date, of standard cable assemblies and/or cable management cabinets and value-added cable assemblies for local area networks, data center, telecom and other project installation driven applications in Europe;

    - the manufacture or sale of electronic interconnect devices anywhere in the world; and/or

    - the sale of standard cable assembly or cable management cabinets in combination with system integration or system installation services to end-user clients in the United States and Europe.

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    DISPUTE RESOLUTION.  The master separation agreement contains provisions that govern the resolution of disputes, controversies or claims that may arise between Methode and us except to the extent otherwise provided for in any other agreement entered into between Methode and us in connection with our separation from Methode. The master separation agreement provides that the parties will use all commercially reasonable efforts to settle all disputes arising in connection with the agreement without resorting to mediation, arbitration or otherwise. If these efforts are not successful, either party may submit the dispute for non-binding mediation. If mediation is not successful in resolving any dispute, any party may resort to any remedies it may have at common law or otherwise, including litigation. Neither party will be entitled to consequential, special, exemplary or punitive damages.

    RELATED-PARTY TRANSACTIONS. The master separation agreement contains a provision requiring the approval of a majority of our independent directors for any transaction between Methode and our company with a value of $50,000 or more until Methode no longer owns 50% or more of our outstanding capital stock. This provision does not apply to arrangements specified in the master separation agreement and the other separation documents and purchases by Methode and its subsidiaries of our products in the ordinary course of business.

    FURTHER ASSURANCES. In addition to the actions specifically provided for elsewhere in the master separation agreement, each of Methode and our company has agreed to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable, to consummate the transactions contemplated by the master separation agreement and the other agreements between the parties described in this prospectus.

GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT

    The general assignment and assumption agreement governs the transfer to Stratos Lightwave, LLC of assets and liabilities relating to our business which were directly held by Methode. On the date of this agreement, Stratos Lightwave, LLC was a wholly-owned subsidiary of Methode. All of the equity interests of Stratos Lightwave, LLC were subsequently contributed by Methode to our company as of the contribution date pursuant to the master separation agreement and Stratos Lightwave, LLC is now a wholly-owned subsidiary of our company.

    ASSET TRANSFER. Methode transferred to Stratos Lightwave, LLC all of the assets owned by Methode or with respect to which Methode had the right to transfer that were used primarily in our business. These assets included:

    - all contracts and agreements primarily related to our business;

    - the real property, including all buildings, structures and other improvements located thereon, used in our business;

    - all inventory;

    - all equipment;

    - all receivables, other than intercompany receivables from Methode and its affiliates;

    - all management information systems and software used primarily in our business;

    - all intellectual property rights related to our business, including patents, copyrights, trademarks, trade names, logos, internet domain names, web sites, technology, information, know-how and trade secrets, and licenses and other rights related to the foregoing; and

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    - Methode's rights in the two pending lawsuits relating to our intellectual property rights, subject to our indemnification of Methode for any liabilities related to these lawsuits. For a further discussion of these lawsuits, see "Business--Litigation."

    All of the assets being transferred by Methode to Stratos Lightwave, LLC were transferred on an as is, where is, basis, and Methode did not make any representation or warranty as to any asset transferred to or assumed by Stratos Lightwave, LLC.

    EXCLUDED ASSETS. The assets transferred by Methode to Stratos Lightwave, LLC did not include:

    - assets used or owned in connection with any businesses and operations of Methode and its affiliates other than our business;

    - the "Methode" name and all intellectual property rights that are not related to our business;

    - all intercompany receivables from Methode and its affiliates; and

    - specified management information systems and software.

    ASSUMED LIABILITIES. Stratos Lightwave, LLC has assumed all liabilities and has agreed to perform all obligations of Methode relating to our business any time on or before the date of the general assignment and assumption agreement. These assumed liabilities include all liabilities relating to our business that are unknown to Methode and/or unrealized as of the date of the general assignment and assumption agreement.

    EXCLUDED LIABILITIES. The liabilities assumed by Stratos Lightwave, LLC from Methode did not include:

    - any indebtedness for borrowed money and similar obligations of Methode and its affiliates;

    - any tax liabilities, except as otherwise provided in the tax sharing and indemnification agreement;

    - liabilities relating to employee or retirement arrangements maintained or contributed to by Methode or its affiliates, except as provided in the other agreements between the parties and except for accrued benefit obligations incurred in the ordinary course of business and reflected in our financial statements; and

    - any liabilities and obligations that were not incidental to or did not arise out of or were not incurred with respect to our business.

    FURTHER ASSURANCES. Each party has agreed to cooperate in good faith to effect the transfer or assumption of any assets or liabilities that were inadvertently retained by Methode or transferred to Stratos Lightwave, LLC contrary to the agreement of the parties. In addition, each party has agreed to execute all additional documents, and to take all other actions as are necessary, to effect the transfer of assets and assumption of liabilities contemplated by the assignment and assumption agreement.

    CONSENTS AND APPROVALS. Methode has agreed to use all commercially reasonable efforts, without any obligation to expend any funds or incur any liabilities, to obtain all necessary consents and approvals in connection with the transfers contemplated by the general assignment and assumption agreement. To the extent any required consents were not obtained prior to the date of the general assignment and assumption agreement, the assets which require a consent to be transferred to Stratos Lightwave, LLC will be retained by Methode, and Methode has agreed to use all commercially reasonable efforts to provide Stratos Lightwave, LLC, to the extent permitted by law, with the benefits of those assets, at the expense of Stratos Lightwave, LLC, and to take other actions as may be reasonably required to place Stratos Lightwave, LLC in the same position as if those assets had been

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transferred to it. In this event, Stratos Lightwave, LLC will discharge
Methode's liabilities in connection with those assets.

    EXPENSES. Stratos Lightwave, LLC has agreed to pay all costs of the transfer of assets from Methode to it incurred on or after May 28, 2000, including:

    - moving expenses;

    - transfer taxes;

    - expenses related to notices to customers, suppliers and other third parties;

    - fees related to the transfer or issuance of licenses, permits and franchises;

    - fees and expenses related to the assignment or transfer of contracts, agreements and intellectual property;

    - recording and other fees, taxes, charges and assessments related to the transfer of real property; and

    - costs related to the transfer of any employee.

MASTER TRANSITIONAL SERVICES AGREEMENT

    The master transitional services agreement governs the provision of transition services by Methode and us on an interim basis after the contribution date. This agreement provides for transitional services and mutual support by each party to the other in one or more of the following areas: accounting; tax; payroll; information technology; employee benefits administration; human resources; sales and marketing; legal; investor relations; quality assurance; and other administrative functions. Specified charges for transitional services are generally at cost plus 20%. The transition period varies depending on the services but is generally for one year after the proposed spin-off. The master transitional services agreement also covers the provision of additional transitional services identified from time to time after the contribution date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the master separation agreement, so long as the provision of these services would not significantly disrupt the operations of the party providing these services or significantly increase the scope of its responsibility under this agreement. We believe that purchasing these services from, and providing them to, Methode provides both Methode and us with an efficient means of obtaining these services during the transition period.

EMPLOYEE MATTERS AGREEMENT

    We have entered into an employee matters agreement with Methode to allocate the assets, liabilities and responsibilities relating to our current and former employees and their participation in Methode benefit plans.

    GENERAL. All eligible Stratos employees will continue to participate in the Methode benefit plans until the spin-off date or until we establish benefit plans for our employees. We intend to establish our own benefit plans no later than the spin-off date, which shall include a 401(k) retirement and deferred savings plan.

    Once we establish our own benefit plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies. No Stratos benefit plan will provide benefits that overlap benefits under the corresponding Methode benefit plan. Each Stratos benefit plan will provide that all service, compensation and other benefit determinations that were recognized under the corresponding Methode benefit plan as of the spin-off date will be recognized under the Stratos benefit plan. Assets relating to employee liabilities assumed by us will be transferred to us or to the related Stratos plans and trusts from trusts and other funding vehicles associated with Methode's benefit plans.

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    OPTIONS.  Unvested Methode options held by our employees will be forfeited on the spin-off date pursuant to the terms of the Methode 1997 Stock Plan. We will assume all unvested Methode options held by our employees on the spin-off date. These Methode options will convert at the spin-off date into options to purchase our common stock. The number of shares and the exercise price of Methode options that convert into Stratos options will be adjusted using a conversion formula. The conversion formula will be based on the opening per-share price of our common stock on the first trading day after the record date for the spin-off relative to the closing per-share price of Methode
Class A common stock on the last trading day before the record date for the spin-off. The resulting Stratos options will maintain the original vesting provisions and option period.

    RESTRICTED STOCK. Methode restricted stock held by our employees will be forfeited on the spin-off date pursuant to the terms of the Methode Incentive Stock Award Plan. Each Stratos employee who forfeits Methode restricted stock will receive Stratos restricted stock in replacement of his forfeited Methode restricted stock. The value of the replacement Stratos restricted stock shall be substantially equal to the value of his forfeited Methode restricted stock as determined by Stratos immediately before the record date for the spin-off. The replacement Stratos restricted stock will maintain the original conditions and vesting provisions applicable to the corresponding Methode restricted stock.

    BONUS AWARDS. We have assumed a portion of the contingent bonuses granted to our employees under various Methode bonus plans. The portion we assumed was allocated by Methode based on the services performed by these employees on behalf of Stratos. These assumed bonuses will remain subject to the same forfeiture provisions. Any contingent bonuses owed to our employees which are not assumed by Stratos will be paid in full by Methode on or before the spin-off date.

    NON-SOLICITATION. We have agreed with Methode not to solicit or recruit each other's employees for a period of one year following the spin-off date.

INITIAL PUBLIC OFFERING AND DISTRIBUTION AGREEMENT

    GENERAL. The initial public offering and distribution agreement governs the respective rights and duties of Methode and us with respect to this offering and the proposed spin-off. Methode has announced that it plans to complete the spin-off within six to twelve months after the date of this offering. We have agreed to cooperate with Methode in all respects to complete the spin-off. Methode intends to seek a private letter ruling from the IRS that the spin-off of its shares of our common stock to its stockholders would be tax-free to Methode and its stockholders for U.S. federal income tax purposes. We cannot assure you that the IRS will provide Methode with a favorable ruling. Methode is not obligated to complete the spin-off and we cannot assure you as to whether or when it will occur.

    Methode will determine the timing, structure and all of the terms of its distribution of our common stock. Methode's final determination to proceed will require a declaration of the spin-off by the Methode board of directors. This declaration is not expected to be made until several conditions, many of which are outside the control of Methode, are satisfied, including:

    - receipt by Methode of a ruling from the Internal Revenue Service as to the tax-free nature of the spin-off; and

    - the absence of any future change in market or economic conditions or in Methode or our business and financial condition that causes the Methode board of directors to conclude that the spin-off is not in the best interest of Methode's stockholders.

    COVENANTS. After this offering, Methode will continue to own a significant portion of our common stock. As a result, Methode will continue to include us as a subsidiary for various financial reporting, accounting and other purposes. Accordingly, we have agreed to several covenants in this agreement which will be binding on us as long as Methode owns at least 50% of our outstanding common stock or

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until Methode has provided us notice that it no longer intends to proceed with the proposed spin-off. Some of these covenants are described below:

    - We will not take any action which would have the effect of limiting Methode's ability to freely sell, pledge or otherwise dispose of shares of our common stock or limiting the legal rights of or denying any benefit to Methode as our stockholder in a manner not applicable to our stockholders generally;

    - We will not issue any shares of common stock or any rights, warrants or options to acquire our common stock, if after giving effect to this issuance Methode would own less than 80.5% of the then outstanding shares of our common stock; and

    - If Methode determines that, due to any action on our part, its shareholding in us has dropped or will drop below 80.5%, it can require us to reverse or terminate the action or issue additional equity securities to it at no cost, or purchase additional equity securities of us in the open market or from other third parties, in which case we would have to reimburse Methode for the purchase price paid and other costs it incurred in making this purchase. After the second anniversary of the closing of this offering, these provisions would terminate with respect to issuances of equity securities by us under our 2000 Stock Plan, except that in the event of this issuance we may still be obligated to issue additional equity securities to Methode at the per share fair market value of those securities.

    In addition, we have agreed that, for so long as Methode is required to consolidate our results of operations and financial position or account for its investment in our company, we will provide Methode financial statements and other information regarding our company and our subsidiaries, consult with Methode regarding the timing and content of our earnings releases and cooperate fully with Methode in connection with its public filings.

    INDEMNIFICATION. We have generally agreed to indemnify Methode and its affiliates, and their respective directors, officers and employees, against all losses arising out of:

    - any breach by us or our affiliates of any of the provisions of the agreement;

    - any incorrect or incomplete financial or other information provided by us or our affiliates to Methode as required by the agreement; and

    - any actual or alleged material untrue statements or omissions (other than those regarding Methode) in this prospectus and the registration statement of which it is a part and in any and all registration statements, information statements and/or other documents filed with the SEC in connection with this offering and the proposed spin-off.

    Methode has agreed to indemnify us and our affiliates, and their respective directors, officers and employees, against all losses arising out of:

    - any breach by Methode or its affiliates of any of the provisions of the agreement;

    - any incorrect or incomplete financial information provided by Methode or its affiliates to us as required by the agreement; and

    - any actual or alleged material untrue statements or omissions regarding Methode in this prospectus and the registration statement of which it is a part and in any and all registration statements, information statements and/or other documents filed with the SEC in connection with this offering and the proposed spin-off.

    Under the terms of this agreement, Methode and our company, as indemnifying parties, have various rights. The indemnitee may defend and, with the consent of the indemnifying party, compromise and settle a claim and will be entitled to reimbursement for reasonable attorneys' fees and

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for other expenses incurred in defending the claim and indemnification for any liabilities incurred as a result of the claim.

    An indemnifying party may elect to defend, at its own expense and through counsel chosen by it, any claim by a third party if the claim will obligate the indemnifying party to provide indemnification. If an indemnifying party elects to defend a third-party claim but, in the reasonable judgment of an indemnitee, the indemnifying party fails to timely, properly and adequately defend the third-party claim, the indemnitee may do so. There are restrictions on the ability of the indemnifying party to settle or compromise a claim if the settlement or compromise would be harmful to the indemnitee.

    If Methode and we both claim to be entitled to indemnification for a third-party claim, Methode and we will jointly control the defense of the claim. If one party fails to defend jointly, the other party will solely defend the claim, but in no case will one party compromise or settle a third-party claim without the consent of the other party. All expenses of either party during the joint defense of a claim will be initially paid by the party incurring the expenses, with the expenses reallocated and reimbursed in accordance with the indemnification obligations of the parties at the end of the defense of the claim.

    If an indemnitee recovers amounts from third parties, such as an insurance company, these amounts will reduce the amount the indemnifying party must pay unless the indemnitee or its affiliates remain directly or indirectly liable for those amounts pursuant to self-insurance or re-insurance arrangements. If the indemnitee incurs a net tax cost from the receipt of an indemnification payment, the indemnifying party must compensate the indemnitee for the amount of the net tax cost. If the indemnitee receives a net tax benefit from incurring or paying for any indemnified loss or liability, the amount the indemnifying party must pay will be reduced to take account of the net tax benefit.

    EXPENSES. We will pay the costs, fees and expenses in connection with our separation from Methode and this offering incurred on or after May 28, 2000 and the fees payable to the investment banking firm engaged by Methode and Stratos in connection with the proposed spin-off. Methode will pay the costs, fees and expenses in connection with the separation and this offering incurred prior to May 28, 2000 and all costs, fees and expenses in connection with the spin-off other than the fees payable to the investment banking firm described above.

REGISTRATION RIGHTS AGREEMENT

    Although Methode has announced its plans to complete the spin-off within six to twelve months after the date of this offering, we cannot assure you that the spin-off will occur within this time frame or at all. See "Risk Factors--Risk Factors Relating to Our Separation from Methode Electronics." In the event that Methode does not complete the spin-off, Methode could not freely sell all of our shares that it owns without registration under the Securities Act.

    Accordingly, we have entered into a registration rights agreement with Methode to provide it with registration rights relating to the shares of our common stock which it holds. These registration rights become effective when Methode informs us that it no longer intends to proceed with or complete the spin-off. Methode will be able to require us to register under the Securities Act all or any portion of our shares covered by the registration rights agreement. In addition, the registration rights agreement will provide for various other registration rights for Methode. Whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to some customary exceptions, we will be required to provide prompt notice to Methode and include in that registration all shares of our stock which Methode requests to be included.

    The registration rights agreement sets forth customary registration procedures, including a covenant by us to make available our employees and personnel for road show presentations. All registration expenses incurred in connection with the registration rights agreement will be paid by us. In addition, we will be required to reimburse Methode for the reasonable fees and disbursements of its

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outside counsel retained in connection with this registration. The registration rights agreement also imposes customary indemnification and contribution obligations on us for the benefit of Methode and any underwriters with respect to liabilities resulting from untrue statements or omissions in any registration statement used in this registration, although Methode must indemnify us for those liabilities resulting from information provided by Methode.

    The registration rights under the registration rights agreement will remain in effect with respect to the shares covered by the agreement until:

    - those shares have been sold pursuant to an effective registration statement under the Securities Act;

    - those shares have been sold to the public pursuant to Rule 144 under the Securities Act;

    - those shares have been transferred and new certificates delivered, where the new certificates do not bear a legend restricting further transfer and where subsequent public distribution of those shares does not require registration under the Securities Act; or

    - those shares cease to be outstanding.

    The registration rights agreement will terminate as of the date of the completion of the proposed spin-off.

TAX SHARING AND INDEMNIFICATION AGREEMENT

    Methode and our company will enter into a tax sharing and indemnification agreement, which will allocate tax liabilities among Methode and our company and address several other tax matters such as responsibility for filing tax returns, control of and cooperation in tax litigation and qualification of the distribution as a tax-free transaction. Generally, Methode will be responsible for taxes that are allocable to periods prior to the contribution date, and each of Methode and our company will be responsible for its own tax liabilities (including its allocable share of taxes shown on any consolidated, combined or other tax return filed by Methode) for periods after the contribution date. The tax sharing and indemnification agreement will prohibit Methode and our company from taking actions that could jeopardize the tax treatment of the distribution, and will require Methode and our company to indemnify each other for any taxes or other losses that result from these actions. In addition, other events over which we do not have control may also give rise to our indemnification obligation.

                             PRINCIPAL STOCKHOLDER

    Prior to this offering, all of the outstanding shares of our common stock will be owned by Methode Electronics. After this offering, Methode will own approximately 86.1% of the outstanding shares of our common stock, or approximately 84.3% if the underwriters exercise their over-allotment option in full. Except for Methode, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering.

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                          DESCRIPTION OF CAPITAL STOCK


    Our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of undesignated preferred stock, $.01 par value. The following description of our capital stock is subject to and qualified in its entirety by our restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of Delaware law.


COMMON STOCK

    Prior to this offering, there were 54,029,807 shares of common stock outstanding, all of which were held of record by Methode.

    The holders of our common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any preferred stock then outstanding. The holders of our common stock have no preemptive, subscription or conversion rights. The outstanding shares of common stock are, and all shares of common stock being offered hereby will be upon the completion of this offering, fully paid and nonassessable.

PREFERRED STOCK

    Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company without further action by our stockholders and may adversely affect the market price, and the voting and other rights, of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting rights to others. We have no current plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF OUR CHARTER AND BYLAWS AND DELAWARE LAW

    CHARTER AND BYLAW PROVISIONS

    Our restated certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of our company. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

    CLASSIFIED BOARD OF DIRECTORS. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. See "Management--Directors and Officers." This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

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    STOCKHOLDER MEETINGS.  Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by the chairman of the board, our President or a majority of the whole board of directors.

    ELIMINATION OF STOCKHOLDER ACTION BY WRITTEN CONSENT. Our restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting as of the date Methode no longer owns at least 50% of our common stock. Prior to that date, Methode, as our majority stockholder, may take corporate actions requiring stockholder approval by written consent without a stockholders' meeting.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Our bylaws establish advance notice procedures with respect to stockholder nominations for the election of directors and stockholder proposals to be brought at any meeting of our stockholders. These provisions may preclude stockholders from making nominations for directors at an annual or special meeting of stockholders or from bringing other matters before an annual meeting of stockholders.

    AUTHORIZATION OF RIGHTS PLAN WITH CONTINUING DIRECTOR PROVISION. Our restated certificate of incorporation expressly authorizes our board of directors to adopt a stockholders rights plan of the type adopted by many public companies. These plans grant rights to stockholders to purchase securities of the company and are intended to discourage purchases of substantial amounts of the company's stock without the approval of the company's board of directors by permitting the holders of rights other than the acquiror of the large block of stock to exercise the rights in some circumstances. The rights issued pursuant to these plans can be redeemed by the board of directors in order to permit the acquisition of a large block of the company's stock. The provision of our restated certificate of incorporation authorizing the adoption of a stockholders rights plan by our board of directors permits the inclusion of a provision limiting the ability of the board to redeem the rights unless there is a specified number or percentage of "continuing directors" then in office and a provision that would permit only "continuing directors" to redeem the rights or make any other decisions or determinations that are provided for in any rights plan. These provisions could limit a potential acquiror's ability to take control of the board and thereafter redeem the rights in order to permit the acquisition of a large block of our stock. Continuing directors are generally defined as directors in office at the time the rights plan was adopted and any director who subsequently becomes a member of the board if this director's nomination for election to the board is recommended or approved by a majority of the continuing directors then in office.

    AMENDMENT OF CHARTER PROVISIONS. The amendment of any of the above provisions would require approval by the holders of at least 80% of the outstanding common stock.

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    We are subject to Section 203 of the Delaware General Corporation Law which, subject to several exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder, unless:

    - prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers, and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines a business combination to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    - subject to specific exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    - any transaction involving the corporation that has the effect of increasing the proportionate share of any class or series of stock of the corporation beneficially owned by the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    Section 203 defines an interested stockholder as any person that, together with affiliates and associates, owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time with the three year period immediately prior to the date on which it is sought to be determined whether this person is an interested stockholder.

CORPORATE OPPORTUNITIES

    Subject to the restrictions described below, our restated certificate of incorporation provides that we may engage in any lawful act or activity for which a corporation may be organized under Delaware law.

    Our restated certificate of incorporation provides that, except as Methode and our company may otherwise agree in writing:

    - Methode and its officers, directors, agents, stockholders and affiliates will have the right to engage or invest in, independently or with others, any business activity, including business activities that might be the same or similar to our business;

    - we and our other stockholders will not have any right in or to these business activities or to receive and share in any income or proceeds derived from these activities; and

    - we will have no interest or expectancy, and specifically renounce any interest or expectancy, in these business activities.

    If Methode or any of its officers, directors, agents, stockholders or affiliates acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Methode and us, this person will have no duty to communicate or present that opportunity to us and will not breach any fiduciary duty as a stockholder of our company or otherwise by reason of the fact that this person pursues or acquires that corporate opportunity for itself, directs, sells, or assigns that corporate opportunity to another person or entity or does not communicate information regarding that corporate opportunity to us.

    Notwithstanding the provisions described above, our restated certificate of incorporation provides that we have not renounced any interest or expectancy we may have in any corporate opportunity that is offered to:

    - an officer of our company who is also a director but not an officer or employee of Methode;

    - any person who is a director but not an officer of our company and who is also a director, officer or employee of Methode, if this corporate opportunity is expressly offered to this person in his or her capacity as a director of our company; or

    - any person who is an officer or employee of Methode and an officer of our company if this corporate opportunity is expressly offered to this person in his or her capacity as an officer or employee of our company.

    For purposes of these corporate opportunity provisions, a director of our company who is the chairman of the board of directors or a committee thereof will not be deemed to be an officer of our company by reason of holding this position, unless this person is a full time employee of our company.

    The corporate opportunity provisions in our restated certificate of incorporation will no longer be in effect or operative when Methode ceases to beneficially own common stock representing at least 20% of the total voting power of all classes of our outstanding capital stock entitled to vote in the election of directors and no person who is one of our officers or directors also is a director or officer of Methode.

    Our restated certificate of incorporation provides that any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to these provisions.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

NASDAQ NATIONAL MARKET LISTING

    We have applied to have our common stock approved for listing on the Nasdaq National Market under the trading symbol "STLW."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the open market, or the availability of these shares for sale, could adversely affect the price of our common stock.

    Upon completion of this offering, we will have 62,779,807 outstanding shares of our common stock, or 64,092,307 shares if the underwriters exercise their over-allotment option in full. These shares will be freely tradeable without restriction under the Securities Act, except for any shares which may be acquired by an affiliate of Stratos, as "affiliate" is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Stratos and may include our directors and officers as well as significant stockholders of Stratos, if any.

    Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock and the average weekly trading volume in the common stock in the open market during the four calendar weeks preceding this sale. Sales under Rule 144 also are subject to post-sale notice requirements and the availability of current public information about us.

    The shares of our common stock that will continue to be held by Methode after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Methode in the open market after the offering, subject to contractual lockup provisions described below and the applicable requirements of Rule 144. We have granted registration rights to Methode which are also described below.

    Methode has announced that it plans to complete its divestiture of Stratos six to twelve months after the offering by distributing all of its shares of Stratos common stock to the holders of Methode Class A and Class B common stock. Any shares distributed by Methode will be eligible for immediate resale in the public market without restrictions by persons other than affiliates of Stratos. Affiliates of Stratos would be subject to the restrictions of Rule 144 described above.


    Methode, our directors, executive officers and director nominees and we have agreed not to offer or sell any shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters. Our key employees have agreed not to offer or sell any shares of our common stock for a period of 90 days after the date of this prospectus, without the prior written consent of Lehman Brothers. Notwithstanding the foregoing, Methode will be permitted, without the prior written consent of Lehman Brothers, to effect the proposed spin-off and all of the shares distributed by Methode in the spin-off would be eligible for immediate resale in the public market without restrictions by persons other than affiliates of Stratos Lightwave.


    An aggregate of 4,500,000 shares of our common stock are reserved for issuance under our 2000 Stock Plan. We intend to file a registration statement on Form S-8 covering the issuance of shares of our common stock pursuant to the 2000 Stock Plan. Accordingly, the shares issued pursuant to the 2000 Stock Plan generally will be freely tradeable, subject to the lockup restrictions described above and the restrictions on resales by affiliates under Rule 144.

    As part of our separation from Methode, we have granted Methode registration rights. For a description of these rights, see "Arrangements between Methode Electronics and Stratos Lightwave--Registration Rights Agreement."

                                  UNDERWRITING

    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., CIBC World Markets Corp., U.S. Bancorp Piper Jaffray Inc., Robert W. Baird & Co. Incorporated, Tucker Anthony Incorporated and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock set forth opposite its name below:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Lehman Brothers Inc.........................................
CIBC World Markets Corp.....................................
U.S. Bancorp Piper Jaffray Inc..............................
Robert W. Baird & Co. Incorporated..........................
Tucker Anthony Incorporated.................................
Fidelity Capital Markets, a division of National Financial
  Services Corporation......................................
                                                                 ---------
  Total.....................................................  8,750,000

    The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,312,500 additional shares.

PAID BY STRATOS                                        NO EXERCISE   FULL EXERCISE
---------------                                        -----------   -------------
Per Share............................................    $              $
Total................................................

    The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in
excess of $      share. The underwriters may allow, and the dealers may reallow,
a concession not in excess of $      per share to brokers and dealers. After the
offering, the underwriters may change the offering price and other selling terms.

    We have granted to the underwriters an option to purchase up to an aggregate of 1,312,500 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the preceding table and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

    We have agreed that, without the prior consent of Lehman Brothers Inc., we will not directly or indirectly offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged for any shares of our common stock for a period of 180 days from the date of this prospectus. All of our executive officers, directors and director nominees and Methode have agreed under the lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged for any shares for the period ending 180 days after the date of this prospectus. All of the shares of our common stock held by Methode and by our executive officers, directors and director nominees will be subject to this agreement. Our key employees have agreed under the lock-up agreements that, without the prior written consent of Lehman Brothers, Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged for any shares for the period ending 90 days after the date of this prospectus. Notwithstanding the foregoing, Methode will be permitted, without the prior written consent of Lehman Brothers, to effect the proposed spin-off and all of the shares distributed by Methode in the spin-off would be eligible for immediate resale in the public market without restrictions by persons other than affiliates of Stratos Lightwave.


    Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, an overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    We have applied for a listing of our common stock on the Nasdaq National Market under the symbol "STLW."

    We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

    We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.5 million, $1.0 million of which is payable by Methode and $1.5 million of which is payable by Stratos.

    Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of our common stock.

    The underwriters may create a short position in our common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing our common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

    The underwriters have informed us that they do not intend to confirm sales to accounts over which the underwriters have discretionary authority that exceed 5% of the total number of shares of common stock offered by them.

    The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters, and selling group members who sold those shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

    Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price shown on the cover page of this prospectus.

    At our request, the underwriters have reserved up to 700,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees, consultants and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus and following effectiveness of the registration statement. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. To the extent that reserved shares are purchased by our executive officers and directors, those reserved shares will also be subject to the lock up agreements signed by these persons.

    Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering, and will be facilitating electronic distribution of information through the Internet.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Lord, Bissell & Brook, Chicago, Illinois. Certain legal matters relating to the offering will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited (a) our combined financial statements and schedule as of April 30, 1999 and 2000 and for the fiscal years ended April 30, 1998, 1999 and 2000, and (b) the financial statements of Polycore Technologies, Inc. as of December 31, 1998 and for the year then ended, as set forth in their reports. We have included these financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

    The financial statements of Optoelectronics (a division of Spire Corporation) as of September 30, 1999 and December 31, 1998, and for the nine months ended September 30, 1999 and the year ended

December 31, 1998 included in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Please refer to the copy of the relevant contract, agreement or other document filed as an exhibit to the registration statement for further information regarding statements in this prospectus regarding any contract, agreement or other document.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's web site. The address of this site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
Stratos Lightwave, Inc.
  Report of Independent Auditors............................     F-2
  Combined Statements of Operations.........................     F-3
  Combined Balance Sheets...................................     F-4
  Combined Statements of Cash Flows.........................     F-5
  Combined Statements of Changes in Stockholder's Equity....     F-6
  Notes to Combined Financial Statements....................     F-7

Polycore Technologies, Inc.
  Report of Independent Auditors............................    F-19
  Balance Sheets............................................    F-20
  Statements of Income......................................    F-21
  Statements of Shareholders' (Deficit) Equity..............    F-22
  Statements of Cash Flows..................................    F-23
  Notes to Financial Statements.............................    F-24

Optoelectronics (a Division of Spire Corporation)
  Independent Auditors' Report..............................    F-26
  Balance Sheets............................................    F-27
  Statements of Operations..................................    F-28
  Statements of Shareholder's Equity........................    F-29
  Statements of Cash Flows..................................    F-30
  Notes to Financial Statements.............................    F-31

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Methode Electronics, Inc.


    We have audited the accompanying combined balance sheets of Stratos Lightwave, Inc. (the "Company") as of April 30, 1999 and 2000, and the related combined statements of operations, changes in stockholder's equity, and cash flows for each of the three fiscal years in the period ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 1999 and 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended April 30, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
May 30, 2000

                            STRATOS LIGHTWAVE, INC.

                       COMBINED STATEMENTS OF OPERATIONS


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                               FISCAL YEAR ENDED APRIL 30,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Revenue:
  Net sales.................................................  $24,158    $46,458    $71,785
  License fees and royalties................................      188         50      1,459
                                                              -------    -------    -------
                                                               24,346     46,508     73,244
Costs and expenses:
  Cost of sales.............................................   17,656     29,543     48,064
  Research and development..................................    2,353      3,301      7,045
  Sales and marketing.......................................    2,945      4,514      6,724
  General and administrative................................    2,820      3,518      5,361
                                                              -------    -------    -------
    Total costs and expenses................................   25,774     40,876     67,194
                                                              -------    -------    -------
Income (loss) before income taxes...........................   (1,428)     5,632      6,050
Income taxes (benefit)......................................     (570)     2,130      2,260
                                                              -------    -------    -------
Net income (loss)...........................................  $  (858)   $ 3,502    $ 3,790
                                                              =======    =======    =======
Net income (loss) per share, basic and diluted..............  $ (0.02)   $  0.06    $  0.07
                                                              =======    =======    =======
Shares outstanding, basic and diluted.......................   54,030     54,030     54,030
                                                              =======    =======    =======


                  See notes to combined financial statements.

                            STRATOS LIGHTWAVE, INC.

                            COMBINED BALANCE SHEETS


                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                AS OF APRIL 30,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $   550    $   537
  Accounts receivable, less allowance (1999--$184;
    2000--$261).............................................    9,031     12,127
                                                              -------    -------
  Inventories:
    Finished products.......................................      371        764
    Work in process.........................................      483        991
    Materials...............................................    6,062      9,417
                                                              -------    -------
                                                                6,916     11,172
  Current deferred income taxes.............................      579      1,166
  Prepaid expenses..........................................       99        201
                                                              -------    -------
      Total current assets..................................   17,175     25,203
Other assets:
  Goodwill, less accumulated amortization (1999--$15;
    2000--$181).............................................    1,570     10,563
  Other.....................................................      247        436
                                                              -------    -------
                                                                1,817     10,999
Property, plant and equipment:
  Land......................................................      392        652
  Buildings and building improvements.......................    6,714      9,786
  Furniture and fixtures....................................    1,651      1,837
  Machinery and equipment...................................   14,085     26,102
                                                              -------    -------
                                                               22,842     38,377
  Less allowances for depreciation..........................   10,311     13,442
                                                              -------    -------
                                                               12,531     24,935
                                                              -------    -------
    Total assets............................................  $31,523    $61,137
                                                              =======    =======

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Accounts payable..........................................  $ 3,370    $ 4,389
  Other accrued expenses....................................    1,764      3,067
  Income taxes..............................................       47         --
                                                              -------    -------
      Total current liabilities.............................    5,181      7,456
Deferred income taxes.......................................      173        719
Stockholder's equity
    Preferred stock; $.01 par value; 5,000,000 shares
      authorized; none issued and outstanding...............       --         --
    Common stock; $.01 par value; 200,000,000 shares
      authorized; 54,029,807 shares issued and
      outstanding...........................................      540        540
    Additional paid-in capital..............................   25,629     52,422
                                                              -------    -------
      Total stockholder's equity............................   26,169     52,962
                                                              -------    -------
        Total liabilities and stockholder's equity..........  $31,523    $61,137
                                                              =======    =======


                  See notes to combined financial statements.

                            STRATOS LIGHTWAVE, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               FISCAL YEAR ENDED APRIL 30,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Operating activities:
Net income (loss)...........................................  $  (858)   $ 3,502    $ 3,790
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Provision for depreciation and amortization...............    1,362      1,756      3,214
  Provision for losses on accounts receivable...............      138        200         77
  Provision for deferred income taxes.......................     (328)      (170)        68
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (1,424)    (4,713)    (3,172)
    Inventories.............................................     (788)    (2,302)    (4,186)
    Prepaid expenses........................................       --        (63)      (103)
    Accounts payable and accrued expenses...................      965      1,838      2,243
                                                              -------    -------    -------
Net cash provided by (used in) operating activities.........     (933)        48      1,931

Investing activities:
Purchases of property, plant and equipment..................   (1,526)    (4,456)   (11,810)
Acquisitions, net of cash aquired...........................       --     (2,505)   (12,963)
Other.......................................................      (56)       (62)       (49)
                                                              -------    -------    -------
Net cash used in investing activities.......................   (1,582)    (7,023)   (24,822)

Financing activities:
Repayments of notes assumed in acquisitions.................       --        (50)        --
Net cash transfers from Methode Electronics, Inc............    2,515      7,575     22,878
                                                              -------    -------    -------
Net cash provided by financing activities...................    2,515      7,525     22,878

Net increase (decrease) in cash and cash equivalents........       --        550        (13)
Cash at beginning of period.................................       --         --        550
                                                              -------    -------    -------
Cash at end of period.......................................  $    --    $   550    $   537
                                                              =======    =======    =======

                  See notes to combined financial statements.

                            STRATOS LIGHTWAVE, INC.


             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY



                                 (IN THOUSANDS)



                                                                         ADDITIONAL       TOTAL
                                                               COMMON     PAID-IN     STOCKHOLDER'S
                                                               STOCK      CAPITAL        EQUITY
                                                              --------   ----------   -------------
Balance at April 30, 1997...................................    $540       $12,399       $12,939
Net loss....................................................      --          (858)         (858)
Net transactions with Methode Electronics, Inc..............      --         2,515         2,515
                                                                ----       -------       -------
Balance at April 30, 1998...................................     540        14,056        14,596
Net income..................................................      --         3,502         3,502
Net transactions with Methode Electronics, Inc..............      --         8,071         8,071
                                                                ----       -------       -------
Balance at April 30, 1999...................................     540        25,629        26,169
Net income..................................................      --         3,790         3,790
Net transactions with Methode Electronics, Inc..............      --        23,003        23,003
                                                                ----       -------       -------
Balance at April 30, 2000...................................    $540       $52,422       $52,962
                                                                ====       =======       =======


                  See notes to combined financial statements.

                            STRATOS LIGHTWAVE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                 APRIL 30, 2000

1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    On February 23, 2000 Methode Electronics, Inc. (Methode) announced plans to create a separate company comprised of its optical products business, subsequently named Stratos Lightwave, Inc. (Company).

    As of May 28, 2000, Methode contributed and transferred to the Company all of the capital stock and equity interests held by Methode in subsidiaries and other entities that conducted its optical products business, pursuant to a master separation agreement. The capital stock and equity interests contributed and transferred to the Company were Bandwidth Semiconductor, LLC, Methode Communication Modules, Inc., Stratos Lightwave, LLC, Methode's sixty percent interest in MP Optical Communications, LLC and Stratos Limited. Prior to its transfer of Stratos Lightwave, LLC to the Company, Methode transferred all of the assets and liabilities of its optoelectronics and fiber optic divisions, the properties associated with its optoelectronics research center and Methode's corporate facilities occupied by these divisions to Stratos Lightwave, LLC.

    After completion of the Company's initial public offering, it is anticipated that Methode will own approximately 86.1% of the Company's outstanding shares, or approximately 84.3% if the underwriters for the Company's initial public offering exercise their over-allotment option in full. Methode also announced its intention to distribute at a later date (Distribution Date), all of the shares of the Company's common stock owned by Methode to the stockholders of Methode, although Methode is under no obligation to complete this distribution. Methode, prior to the initial public offering, intends to file with the Internal Revenue Service for a favorable letter ruling to the effect that the subsequent distribution of Methode's ownership will be a tax-free distribution for U.S. federal income tax purposes.


    The Company was incorporated in Delaware on April 12, 2000 as a wholly-owned subsidiary of Methode. The Company issued 1,000 shares of common stock to Methode in connection with its incorporation and organization and an additional 54,028,807 shares of common stock in connection with Methode's contribution and transfer of its optical products business to the Company under the master separation agreement with Methode. This transaction has been treated as a recapitalization and the historical financial statements are presented as if this transaction occurred on April 30, 1997.



    The financial statements reflect the historical combined financial position and results of operations of the Company under the structure to be implemented as of the contribution date. All significant intercompany accounts among the combined companies have been eliminated in the combination.


    The combined financial statements include transfers and allocations of costs and expenses from Methode and its subsidiaries primarily for activities relating to the Company.

    The combined financial statements may not necessarily be representative of results that would have been attained if the Company operated as a separate independent entity.


    INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market. In fiscal years 2000, 1999 and 1998 the Company charged $1,281,000, $585,000 and $449,000 respectively, to expense for inventory obsolescence. The increase in fiscal year 2000 is related to the Company's transceiver lines.


    PROPERTY, PLANT AND EQUIPMENT: Properties are stated on the basis of cost. The Company amortizes such costs by annual charges to income, computed on the straight-line method using estimated useful

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) lives of 5 to 35 years for buildings and improvements, 3 to 15 years for machinery and equipment and 5 to 10 years for furniture and fixtures for financial reporting purposes. Accelerated methods are generally used for income tax purposes.

    RESEARCH AND DEVELOPMENT COSTS: Costs associated with the development of new products are charged to expense when incurred.

    ADVERTISING: The Company expenses all advertising costs in the year incurred. Advertising expense was $1,074,000 in 2000, $961,000 in 1999 and $488,000 in 1998.


    REVENUE RECOGNITION: Revenue from product sales, net of trade discounts, is recognized when title passes which is upon shipment (FOB shipping point). The Company handles returns by replacing, repairing or issuing credit for defective products when returned. Returns were $553,000, $1,240,000 and $625,000, respectively, in fiscal years 2000, 1999 and 1998. A specific reserve for returns was not established at April 30, 2000, 1999 and 1998 because the estimated reserves were not considered to be significant.



    LICENSE FEES AND ROYALTIES: License fees and royalties represent income from four parties pursuant to license agreements for patented technology which is also used by the Company in its optical subsystems. The license agreement for two of these parties provided for fixed upfront payments and future fixed payments based on the occurrence of specified contingent events, but do not provide for any continuing royalties. The license agreements for the other two parties provided for fixed upfront payments and ongoing royalties of 4% of sales of licensed products, subject to specified minimum payments. The timing and amounts of these payments is beyond our control. Accordingly, the amount received in any given period is expected to vary significantly. The duration of all of these license agreements extends until the expiration of the licensed patents, which is currently in 2017.


    TAXES ON EARNINGS: The Company's operating results historically have been included in Methode's consolidated U.S. and state income tax returns or in tax returns of certain Methode foreign subsidiaries. The provision for income taxes in the Company's combined financial statements has been determined as if the Company were taxed as a separate entity. Methode and the Company will enter into a tax sharing agreement that requires tax calculation, accrual and payment by the Company as if the Company was filing a separate tax return. All income tax payments are made by Methode. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

    LONG-LIVED ASSETS: The Company periodically reviews long-lived assets to determine if there are indicators of impairment. When indicators of impairment are present, the Company evaluates the carrying value of property, plant, and equipment and intangibles, including goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying businesses. The Company adjusts the net book value of the underlying assets if the sum of the expected future cash flows is less than book value.


    FOREIGN CURRENCY TRANSLATION: The results of operations of the Company's foreign operations are translated into U.S. dollars using average exchange rates during the year, while the assets and liabilities

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

are translated using period end exchange rates. The related translation adjustments are recorded in Additional Paid In Capital.



    BASIC AND DILUTED NET INCOME (LOSS) PER SHARE:  Basic and diluted net income
(loss) per share have been computed by dividing net income (loss) for each period presented by the 54,029,807 shares of common stock.


    INTANGIBLES: The excess of purchase price over the estimated fair value of net assets of acquired companies is being amortized on a straight-line basis over 25 years.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    RECLASSIFICATION: Certain amounts in fiscal 1999 and 1998 have been reclassified to conform to the classification in fiscal 2000.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the SEC issued Staff Accounting Bulletin (SAB), No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 effective February 1, 2000. Such adoption did not have an effect on the revenue recognition policies of the Company.

    Effective May 1, 1999, the Company adopted American Institute of Certified Public Accountants Statement of Position (SOP), No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP
No. 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The adoption of this statement did not have a significant impact on our financial results.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS), No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for our fiscal year ending April 30, 2001. We believe that this statement will not have a significant impact on our financial results.

2.  ACQUISITIONS

    On December 29, 1999, Methode purchased for approximately $13,000,000 in cash, including costs of acquisition, substantially all the assets of the Optoelectronics division of Spire Corporation.

    On April 15, 1999, Methode purchased substantially all of the assets of Polycore Technologies, Inc., a developer of highly integrated data communication modules for Local Area Network equipment. The

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

2.  ACQUISITIONS (CONTINUED)
purchase price, including direct acquisition costs, for this business referred to as Stratos Micro Systems, Inc., was $795,500 in cash plus additional contingent consideration that may become due based upon the attainment of certain performance targets. Effective February 23, 2000, the Company entered into an amendment to the Asset Purchase Agreement which provides that in the event the Company is part of an initial public offering of shares to be accomplished not later than November 15, 2000, the sum of $2,956,500 will become payable to the seller within 30 days following the initial public offering in full satisfaction of such additional contingent consideration. Any amount paid will be accounted for as additional purchase price. The excess of purchase price over net assets acquired excludes contingent consideration.

    On December 1, 1998, Methode purchased for cash of $1,735,800, all of the outstanding shares of Stratos Ltd. (formerly AB Stratos, Ltd.) of Haverhill, England. Stratos Ltd. is a developer and manufacturer of fiber optic connectivity products for harsh environments.

    The allocation of the cash purchase price to the net assets acquired is as follows:

                                           OPTOELECTRONICS
                                             DIVISION OF         STRATOS      STRATOS
          AMOUNT ALLOCATED TO             SPIRE CORPORATION   MICRO SYSTEMS   LIMITED
          -------------------             -----------------   -------------   --------
                                                         (IN THOUSANDS)
Assets acquired:
  Cash..................................         $   --            $ 26        $  --
  Accounts receivable...................             --              26          691
  Inventories...........................             71              72          705
  Property, plant & equipment...........          3,592             134          843
  Other.................................             --              --          199
                                                 ------            ----        -----
    Total assets........................          3,663             258        2,438

Liabilities assumed:
  Notes payable.........................             --              50          494
  Accounts payable......................             33              79          939
  Accrued expenses......................             --              14           --
                                                 ------            ----        -----
    Total liabilities...................             33             143        1,433
                                                 ------            ----        -----
  Net assets acquired...................          3,630             115        1,005
  Excess purchase price.................          9,333             680          731
                                                 ------            ----        -----
  Purchase price........................         $12,963           $795        $1,736
                                                 ======            ====        =====


    In February 1999, Methode formed MP Optical Communications LLC together with one Chinese national. Methode holds a 60% interest and the Chinese national owns a 40% interest in the equity of the venture. In September 1999, MP Optical Communications LLC formed MP Optical Communications (Shenzhen) Co. Ltd.
(MP Optical China) as a wholly-owned subsidiary and as its principal operating unit. In accordance with SFAS No. 94 "Consolidation of all Majority-Owned Subsidiaries," the results of operations are included in the Company's combined financial statements. The Company has agreed to contribute a total of $1,700,000 in capital to MP Optical China by October

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

2.  ACQUISITIONS (CONTINUED)

2001. As of April 30, 2000, we have contributed $300,000 in capital to MP Optical China. The MP Optical China facility is located in Shenzhen, China where its operations involve the development and production of optical connectors.


    The cash acquisitions described above were funded by Methode.

    The above-described acquisitions were accounted for using the purchase method of accounting, and the results of operations of the acquired companies have been included in the Company's combined financial statements from their respective dates of acquisition. Had these acquisitions been made as of the beginning of fiscal 1998, unaudited, pro forma sales and operating results would be as follows:

                                                    FISCAL YEAR ENDED APRIL 30,
                                                ------------------------------------
                                                  1998          1999          2000
                                                --------      --------      --------
                                                           (IN THOUSANDS)
Net sales.....................................  $36,548        $55,365       $74,670
Net income (loss).............................  $(1,177)       $1,952        $2,994

3.  EMPLOYEE STOCK OWNERSHIP PLAN

    Eligible full-time employees of the Company participate in Methode's Employee Stock Ownership Plan. Eligible employees are generally U.S. employees who have completed one year of service. The purpose of the Plan is to assist employees in accumulating capital ownership in Methode and, through that ownership, to promote in them a strong interest in the successful operation of Methode. Methode made annual contributions on behalf of the Company of $180,000, $98,100 and $75,700 to the Plan during fiscal 2000, 1999 and 1998, respectively. Such contributions have been recorded as expenses by the Company. Contributions were determined by the Board of Directors of Methode.

    Methode has applied for a determination letter from the Internal Revenue Service to terminate the plan. The Company's employees will have the option to receive a direct distribution of their Plan assets, transfer their assets to an Individual Retirement Account or transfer their assets to a new Company
401(k) Plan.

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

4.  INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities were as follows:

                                                            AS OF APRIL 30,
                                                       -------------------------
                                                          1999            2000
                                                       -----------      --------
                                                            (IN THOUSANDS)
Deferred tax liabilities--
  Accelerated tax depreciation.......................     $ 315         $   821
                                                          -----         -------
Deferred tax assets:
  Deferred compensation..............................       349             502
  Inventory valuation differences....................        81             391
  Investment basis differences.......................       142             102
  Bad debt reserves..................................        68             102
  Vacation accruals..................................        81             171
                                                          -----         -------
    Total deferred tax assets........................       721           1,268
                                                          -----         -------
  Net deferred tax assets............................     $ 406         $   447
                                                          =====         =======
  Net current deferred tax assets....................     $ 579         $ 1,166
  Net non-current deferred tax liabilities...........      (173)           (719)
                                                          -----         -------
                                                          $ 406         $   447
                                                          =====         =======


    Deferred compensation represents salary related to a performance bonus program which is payable one half on the anniversary of the award in each of the two years following the award.


    Income taxes (benefit) consisted of the following:

                                                        FISCAL YEAR ENDED APRIL 30,
                                                    ------------------------------------
                                                      1998          1999          2000
                                                    --------      --------      --------
                                                               (IN THOUSANDS)
Current
  Federal.........................................   $(196)        $1,833        $1,586
  Foreign.........................................      --            47           257
  State...........................................     (46)          420           349
                                                     -----         -----         -----
                                                      (242)        2,300         2,192
Deferred (credit).................................    (328)         (170)           68
                                                     -----         -----         -----
                                                     $(570)        $2,130        $2,260
                                                     =====         =====         =====

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

4.  INCOME TAXES (CONTINUED)

    A reconciliation of the consolidated provisions for income taxes to amounts determined by applying the prevailing statutory federal income tax rate of 34% to pre-tax earnings is as follows:

                                                               FISCAL YEAR ENDED APRIL 30,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Income tax at statutory rate................................   $(484)     $1,916     $2,057
Effect of:
  State income taxes........................................     (70)       257        239
  FSC benefit...............................................     (23)       (50)       (57)
  Foreign operations with lower statutory rates.............      --         --        (32)
  Other--net................................................       7          7         53
                                                               -----      -----      -----
Income tax provision........................................   $(570)     $2,130     $2,260
                                                               =====      =====      =====


    The Company settles its income tax liability through the additional paid-in capital account. No provision has been made for income taxes of approximately $94,000 at April 30, 2000 which would be payable should undistributed net income of $897,900 of foreign operations be distributed as dividends, as the Company plans to continue these foreign operations and does not contemplate such distributions in the foreseeable future.


    The Company believes that future taxable income will be sufficient to allow the Company to realize its deferred tax assets. Accordingly, the Company has not established a valuation allowance related to its deferred tax assets.

5.  TRANSACTIONS WITH METHODE

    The Company's revenue from sales of products to Methode was $3,482,300 in 1998, $4,018,000 in 1999 and $5,897,800 in 2000.


    The Company's operations have historically been funded by Methode without any interest charges, as reflected in the Combined Statement of Cash Flows. The average intercompany payable to Methode for this funding was $35.7 million, $20.2 million and $14.9 million for fiscal years 2000, 1999 and 1998, respectively, and is included in additional paid-in capital in the Combined Balance Sheet.



    A Methode subsidiary will make, if necessary, advances to the Company to pay for capital transactions and/or liabilities arising in the normal course of business prior and/or subsequent to the contribution date. These advances bear interest at the prime rate of Bank of America and are payable on the earlier of 5 days after the closing of the Company's initial public offering or 30 days after receipt of a written demand from the Methode subsidiary.


    The Company's costs and expenses include allocations from Methode for centralized advertising, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Methode corporate and infrastructure costs. These allocations have been determined on bases that Methode and the Company considered to be a reasonable approximation of the utilization of services provided or the benefit received by the Company. The allocation methods include

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

5.  TRANSACTIONS WITH METHODE (CONTINUED)
relative sales, headcount, square footage, transaction processing costs, adjusted operating expenses and others.

    For purposes of governing certain of the ongoing relationships between the Company and Methode at and after the separation and to provide for an orderly transition, the Company and Methode have entered into various agreements to provide similar services as those described above. The agreements govern individual transitional services as requested by Methode or the Company, of the other party. Such services are to be provided in accordance with the policies, procedures and practices in effect before the transfer date. The term of each agreement is one year (provision for extension exists) unless earlier terminated.


    The Company's estimated expenses under its transitional service arrangements with Methode would not differ significantly from the costs historically allocated to it by Methode for similar arrangements and reflected in these combined financial statements. The transitional services between Methode and the Company will generally be in effect for one year following the spin-off.


    Charges to the Company from Methode for allocations in the fiscal years ended April 30, 1998, 1999 and 2000 were classified as follows:

                                                               FISCAL YEAR ENDED APRIL 30,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cost of sales...............................................   $ 391      $ 823      $1,167
Research and development....................................     281        462        755
Sales and marketing.........................................     958      1,974      2,686
General and administrative..................................   2,230      2,585      3,068
                                                               -----      -----      -----
  Total.....................................................   $3,860     $5,844     $7,676
                                                               =====      =====      =====

6.  PENDING LITIGATION

    Methode is a plaintiff in a lawsuit against Agilent Technologies, Inc., Finisar Corporation and Hewlett-Packard Companies, Inc. and in another lawsuit against Infineon Technologies Corp. and Optical Communications Products, Inc. Methode alleges that optoelectronic products sold by the defendants infringe upon two or more of five Methode patents. Finisar has filed a counterclaim asserting that it is the rightful owner or co-owner of the patents. Methode seeks monetary damage and injunctive relief. Finisar seeks unspecified compensatory damages, restitution and the correction of inventorship with respect to the five Methode patents. On May 4, 2000, the Court granted Methode's motion to dismiss with prejudice several of Finisar's counterclaims on the grounds that these claims are preempted by federal patent laws. As part of the separation from Methode, the five patents and Methode's rights and liabilities in this litigation have been contributed to the Company. This litigation is in the preliminary stage, and the Company cannot predict its outcome with certainty.

    In addition, certain litigation arising in the normal course of business is pending against the Company. Management is of the opinion that the resolution of such litigation will not have a significant effect on the combined financial statements of the Company.

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

7.  MATERIAL CUSTOMERS AND CONCENTRATION OF CREDIT RISK

    During the fiscal year ended April 30, 2000, sales to Cisco Systems, Inc., Nortel Networks Corporation and Alcatel Network Systems and their respective contract manufacturers amounted to 26%, 10% and 8%, respectively, of combined net sales.

    During the fiscal year ended April 30, 1999, sales to Nortel Networks Corporation and Cisco Systems, Inc. and their respective contract manufacturers amounted to 27% and 10% respectively, of combined net sales.

    No sales to any one customer during the fiscal year ended April 30, 1998 represented 10% or more of combined net sales.

    Accounts receivable are generally due within 30 to 45 days. Credit losses relating to all customers consistently have been within management's expectations. Accounts receivable from one customer accounted for approximately 13% of the total outstanding balance at April 30, 2000.

8.  SEGMENT INFORMATION

    The Company operates in one industry segment, the design, manufacture and sale of optical subsystems and components for high data rate networking, data storage and telecommunication applications.

    Information about the results of the Company's operations in different geographic regions is as follows:

                                                    FISCAL YEAR ENDED APRIL 30,
                                                   ------------------------------
                                                     1998       1999       2000
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Net sales:
  United States..................................   $24,158    $44,516    $65,784
  Europe.........................................       --      1,942      6,001
                                                    ------     ------     ------
                                                    $24,158    $46,458    $71,785
                                                    ======     ======     ======
Net income (loss):
  United States..................................   $ (858)    $3,419     $3,198
  Europe.........................................       --         83        592
                                                    ------     ------     ------
                                                    $ (858)    $3,502     $3,790
                                                    ======     ======     ======
Long-lived assets:
  United States..................................   $8,824     $12,443    33,430
  Europe.........................................       --      1,658      2,068
                                                    ------     ------     ------
                                                    $8,824     $14,101    $35,498
                                                    ======     ======     ======

9.  CONTINGENT RECEIVABLE

    The Company has a license agreement which includes contingent receivables, in the aggregate, of a minimum of $200,000 to a maximum of $2.2 million dependent upon the outcome of certain specified

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

9.  CONTINGENT RECEIVABLE (CONTINUED)
events. These events are not within the control of the Company and the ultimate occurrence is not probable. Therefore, no amounts have been recorded at April 30, 2000.

10.  STOCK AWARDS AND STOCK OPTIONS

    Under the terms of the Methode Electronics, Inc. Incentive Stock Award Plan, restricted Methode Class A Common Stock is awarded to eligible participants based upon their profit centers' profitability. Generally the awards vest two years after the date of issuance if the participant is still employed by Methode. Four participants who will become employees of the Company have outstanding awards equal to 10,400 shares, which under the terms of the plan will vest April 30, 2001. Each Stratos employee who forfeits Methode restricted stock will receive Stratos restricted stock in replacement of his forfeited Methode restricted stock. The value of the replacement Stratos restricted stock shall be substantially equal to the value of his forfeited Methode restricted stock as determined by Stratos immediately before the record date for the spin-off. The replacement Stratos restricted stock will maintain the original conditions and vesting provisions applicable to the corresponding Methode restricted stock.

    Unvested Methode options held by the Company's employees will be forfeited on the spin-off date pursuant to the terms of the Methode 1997 Stock Plan. The Company will assume all unvested Methode options held by its employees on the spin-off date. These Methode options will convert at the spin-off date into options to purchase shares of the Company's common stock. The number of shares and the exercise price of Methode options that convert into Stratos options will be adjusted using a conversion formula. The conversion formula will be based on the opening per-share price of shares of the Company's common stock on the first trading day after the record date for the spin-off relative to the closing per-share price of Methode Class A common stock on the last trading day before the record date for the spin-off. The resulting Stratos options will maintain the original vesting provisions and option period.

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

10.  STOCK AWARDS AND STOCK OPTIONS (CONTINUED)
    The following table summarizes the transactions pursuant to the 1997 Stock
Plan:

              OPTIONS NOT ELIGIBLE FOR CONVERSION TO COMPANY STOCK

                                                       OPTIONS OUTSTANDING         EXERCISABLE OPTIONS
                                                    -------------------------   -------------------------
                                                                 WTD. AVG.                   WTD. AVG.
                                                     SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE
                                                    --------   --------------   --------   --------------
April 30, 1997....................................       --         $  --            --         $  --
Granted...........................................   30,230         15.53
Cancelled.........................................       --
                                                     ------

April 30, 1998....................................   30,230         15.53
Granted...........................................   26,268         15.00
Cancelled.........................................   (5,000)        15.40
                                                     ------

April 30, 1999....................................   51,498         15.27        13,315         15.53
Granted...........................................   39,981         25.32
Exercised.........................................  (21,883)        15.43
Cancelled.........................................   (4,232)        17.75
                                                     ------

April 30, 2000....................................   65,364         $21.20       20,361         $15.30
                                                     ======         =====        ======         =====

                OPTIONS ELIGIBLE FOR CONVERSION TO COMPANY STOCK

                                        OPTIONS OUTSTANDING         EXERCISABLE OPTIONS
                                     -------------------------   -------------------------
                                                  WTD. AVG.                   WTD. AVG.
                                      SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE
                                     --------   --------------   --------   --------------
April 30, 1999.....................       --         $  --            --            --
Granted............................   44,981         25.98
Exercised..........................       --                          --            --
Cancelled..........................   (1,250)        23.78
                                      ------         -----        ------         -----
April 30, 2000.....................   43,731         $26.04           --            --
                                      ======         =====        ======         =====

There were no options eligible for conversion to Company stock granted in 1998 and 1997.

                            STRATOS LIGHTWAVE, INC.

                                 APRIL 30, 2000

10.  STOCK AWARDS AND STOCK OPTIONS (CONTINUED)
Unvested options to purchase Methode Class A Common Stock that are potentially eligible to be assumed by Stratos and converted into options to purchase Company stock are summarized below:

                     OPTIONS OUTSTANDING AT APRIL 30, 2000

RANGE OF                                                AVG. REMAINING         WTD. AVG.
EXERCISE PRICES                           SHARES         LIFE (YEARS)        EXERCISE PRICE
---------------                          --------       --------------       --------------
$15.94-$19.06                              2,115             9.1                 $17.68
 23.28-23.78                              26,616             9.3                  23.77
 31.25                                    15,000             9.6                  31.25
                                          ------             ---                 ------
                                          43,731             9.4                 $26.04
                                          ======             ===                 ======

    The Company has adopted the disclosure-only provisions of SFAS No. 123 and has not recorded any compensation expense associated with these stock options. Consistent with prior years, stock-based compensation continues to be recorded using the intrinsic value method prescribed in APB No. 25 and related Interpretations. If the Company had determined compensation cost based on the fair value at the grant date consistent with SFAS No. 123, the Company's net income (loss) in the years ended April 30, 1998, 1999 and 2000 would have been reduced to the pro forma amounts indicated below:

                                              1998         1999         2000
                                            ---------   ----------   ----------
Net income (loss)
  As reported.............................  $(858,000)  $3,502,000   $3,790,000
  Pro forma...............................   (877,000)   3,398,000    3,525,000

    The weighted average estimated fair value of options granted during fiscal 1998, 1999 and 2000 was $5.87, $6.61 and $14.42, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                        1998       1999       2000
                                                      --------   --------   --------
Risk free interest rate.............................     5.5%       5.4%       5.9%
Expected option life in years.......................     6.0        6.0        6.0
Expected volatility.................................    37.8%      43.8%      55.2%
Dividend yield......................................     1.3%       1.4%       0.5%

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Polycore Technologies, Inc.

    We have audited the accompanying balance sheet of Polycore
Technologies, Inc. as of December 31, 1998, and the related statements of income, shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polycore Technologies, Inc. at December 31, 1998 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
March 10, 2000

                          POLYCORE TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                                                                  AS OF          AS OF
                                                              DECEMBER 31,     MARCH 31,
                                                                  1998           1999
                                                              -------------   -----------
                                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 118,342      $  61,286
  Accounts receivable.......................................       32,256         29,663
  Inventories, net of allowances of $55,000:
    Finished products.......................................       24,702         21,937
    Materials...............................................       26,115         78,277
                                                                ---------      ---------
                                                                   50,817        100,214

  Prepaid expenses..........................................        6,166          8,774
                                                                ---------      ---------
Total current assets........................................      207,581        199,937

MACHINERY AND EQUIPMENT
Machinery and equipment.....................................      240,570        260,278
Less allowance for depreciation.............................     (127,777)      (137,305)
                                                                ---------      ---------
                                                                  112,793        122,973
                                                                ---------      ---------
    Total assets............................................    $ 320,374      $ 322,910
                                                                =========      =========

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable..........................................    $  37,053      $  95,271
  Note payable..............................................           --         50,000
  Accrued expenses..........................................       11,838          1,547
  Capital lease obligation..................................       19,526         15,125
  Deferred revenue..........................................      333,253             --
                                                                ---------      ---------
Total current liabilities...................................      401,670        161,943

SHAREHOLDERS' (DEFICIT) EQUITY
Common stock (no par value; 2 shares authorized, issued and
  outstanding)..............................................       37,899         37,899
Accumulated (deficit) equity................................     (119,195)       123,068
                                                                ---------      ---------
                                                                  (81,296)       160,967
                                                                ---------      ---------
    Total liabilities and shareholders' (deficit) equity....    $ 320,374      $ 322,910
                                                                =========      =========

                       See notes to financial statements.

                          POLYCORE TECHNOLOGIES, INC.

                              STATEMENTS OF INCOME

                                          YEAR ENDED     THREE MONTHS ENDED
                                         DECEMBER 31,         MARCH 31,
                                             1998               1999
                                         -------------   -------------------
                                                             (UNAUDITED)
Income:
  Net sales............................   $  800,673         $   83,523
  Other................................      450,389            333,460
                                          ----------         ----------
                                           1,251,062            416,983
Costs and expenses:
  Cost of products sold................      354,390             19,727
  Selling and administrative
    expenses...........................      863,387            154,993
                                          ----------         ----------
                                           1,217,777            174,720

Net income.............................   $   33,285         $  242,263
                                          ==========         ==========

                       See notes to financial statements.

                          POLYCORE TECHNOLOGIES, INC.

                  STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

                                                                              TOTAL
                                                                          SHAREHOLDERS'
                                       COMMON STOCK,     ACCUMULATED        (DEFICIT)
                                          CLASS A      (DEFICIT) EQUITY      EQUITY
                                       -------------   ----------------   -------------
Balance at December 31, 1997.........    $ 62,691         $(152,480)        $(89,789)
Shareholders' distribution...........     (24,792)               --          (24,792)
Net income for the year..............          --            33,285           33,285
                                         --------         ---------         --------
Balance at December 31, 1998.........      37,899          (119,195)         (81,296)
Net income for the period
  (unaudited)........................          --           242,263          242,263
                                         --------         ---------         --------
Balance at March 31, 1999
  (unaudited)........................    $ 37,899         $ 123,068         $160,967
                                         ========         =========         ========

                       See notes to financial statements.

                          POLYCORE TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                 YEAR ENDED     THREE MONTHS ENDED
                                                DECEMBER 31,        MARCH 31,
                                                    1998               1999
                                                -------------   ------------------
                                                                   (UNAUDITED)
Operating activities:
Net income....................................    $  33,285         $ 242,263
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Provision for depreciation................       38,255             9,528
    Net loss on disposal of equipment.........          762                --
Changes in operating assets and liabilities:
  Accounts receivable.........................      152,194             2,593
  Inventories.................................       43,086           (49,397)
  Prepaid expenses............................           --            (2,608)
  Accounts payable and accrued expenses.......      (35,783)           43,526
  Deferred revenue............................     (105,790)         (333,253)
                                                  ---------         ---------
Net cash provided by (used in) operating
  activities..................................      126,009           (87,348)

Investing activities:
Purchases of property, plant, and equipment...      (62,362)          (19,708)
                                                  ---------         ---------
Net cash used in investing activities.........      (62,362)          (19,708)

Financing activities:
Shareholders' distributions...................      (24,792)               --
Borrowings under line of credit...............           --            50,000
                                                  ---------         ---------
Net cash (used in) provided by financing
  activities..................................      (24,792)           50,000
                                                  ---------         ---------
Increase (decrease) in cash and cash
  equivalents.................................       38,855           (57,056)
Cash and cash equivalents at beginning of
  period......................................       79,487           118,342
                                                  ---------         ---------
Cash and cash equivalents at end of period....    $ 118,342         $  61,286
                                                  =========         =========

Interest paid.................................    $   3,209         $      --

NONCASH FINANCING ACTIVITIES

    In November 1998, the Company entered into a 12 month capital lease arrangement for machinery and equipment worth $26,000. At the end of the lease term, the Company has the option to purchase the assets for $1. The assets have been classified as machinery and equipment. The remaining lease obligation at March 31, 1999 and December 31, 1998 of $15,125 and $19,526, respectively, are classified as capital lease obligations in the balance sheet.

                       See notes to financial statements.

                          POLYCORE TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                      DECEMBER 31, 1998 AND MARCH 31, 1999

1.  NATURE OF BUSINESS

    Polycore Technologies, Inc. (Company) is a designer and manufacturer of optical data links and active network input/output connectors. The Company's products include transmitters, receivers and transceivers used with optical fiber media and compatible with Ethernet, Fast Ethernet, Gigabit Ethernet, Asynchronous Transfer Mode and other communications protocols.

2.  SIGNIFICANT ACCOUNTING POLICIES

    INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market.

    MACHINERY AND EQUIPMENT: Machinery and equipment are stated on the basis of cost. The Company amortizes such costs by annual charges to income, computed on an accelerated method using estimated lives of 5 to 7 years.

    RESEARCH AND DEVELOPMENT COSTS: Costs associated with the development of new products are charged to expense when incurred. Research and development costs for the three months ended March 31, 1999 and the year ended December 31, 1998 amounted to $11,800 and $40,000, respectively.

    REVENUE RECOGNITION: Net sales reflect revenue primarily from product sales that are recognized at the time the product is shipped.

    CASH EQUIVALENTS: All highly liquid investments with a maturity of three months or less when purchased are carried at their approximate fair value and classified in the balance sheet as cash equivalents.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    INTERIM FINANCIAL INFORMATION: The interim financial information for the three months ended March 31, 1999 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for these periods.

3.  EMPLOYEE BENEFIT PLANS

    The Company has a qualified contributory thrift plan that covers substantially all employees. The Company's contributions to this plan, which are based on a percentage of employees' contributions, for the three months ended March 31, 1999 and the year ended December 31, 1998 were approximately $2,800 and $12,000, respectively.

4.  LINES OF CREDIT

    As of March 31, 1999 and December 31, 1998, the Company had a line of credit of $130,000. Borrowings under this line of credit bear interest at prime plus 1.5% and are secured by all of the Company's assets. As of December 31, 1998 and March 31, 1999, the unused portions of these lines of credit were $130,000 and $80,000, respectively.

                          POLYCORE TECHNOLOGIES, INC.

                      DECEMBER 31, 1998 AND MARCH 31, 1999

5.  LEASES

    Certain equipment and operating properties are rented under non-cancelable and cancelable operating leases. Total rental expense under operating leases was $9,000 and $37,000 for the three months ended March 31, 1999 and the year ended December 31, 1998, respectively. At December 31, 1998, future minimum lease payments under operating leases having initial lease terms in excess of one year were $9,000 which were paid in the first quarter of 1999.

6.  SUBCHAPTER S ELECTION AND INCOME TAXES

    The stockholders of the Company elected, under Subchapter S of the Internal Revenue Code, to include the companies income in their own income for federal income tax purposes. Accordingly, the Company is not subject to federal income taxes.

7.  SALE OF TECHNOLOGY

    In December 1996, the Company entered into an agreement to sell certain optoelectronic technology, including certain technology which had not been developed (Technology Agreement), for $600,000 plus royalties on the sale of products using the technology. The Company recognizes the revenue associated with this agreement based on the stage of completion of the project. In 1998, the Company recognized revenue, included in net sales, of approximately $106,000 and expenses of $25,000 related to this contract. As of December 31, 1998, the Company had deferred revenue of $333,000 associated with this agreement. In 1999, the other party was notified by the Company that it was terminating the Technology Agreement with no further requirements by either party and the previously deferred revenue was recorded as other income during the three months ended March 31, 1999.

8.  MATERIAL CUSTOMERS

    Sales to two customers approximated 78% of net sales in 1998. As of December 31, 1998, these two customers comprised the entire accounts receivable balance. The Company performs periodic evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due in 30 days. Credit losses relating to all customers consistently have been within management's expectation.

9.  OTHER INCOME

    During 1998, the Company entered into a Memorandum of Intent for a joint development, production, and distribution agreement (Development Agreement). During the negotiations of the Development Agreement, which was never consummated, the Company received $450,000 for exclusively negotiating with one company. The Company has no ongoing commitment associated with this payment related to exclusivity. Therefore, the income related to this exclusivity has been included in other income in the 1998 financial statements.

10.  SUBSEQUENT EVENT

    Effective April 15, 1999, the Company sold certain of its assets, liabilities, and rights of the Polycore name to Methode Electronics, Inc. The Company did not transfer any liabilities associated with the Technology Agreement (See Note 7) to Methode. In association with the sale, the Company changed its name to Rockledge Microsystems, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Spire Corporation:

    We have audited the accompanying balance sheets of Optoelectronics (a Division of Spire Corporation) as of September 30, 1999 and December 31, 1998, and the related statements of operations, shareholder's equity and cash flows for the nine-month period ended September 30, 1999 and the year ended
December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optoelectronics (a Division of Spire Corporation) as of September 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the nine-month period ended September 30, 1999 and the year ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

Boston, Massachusetts
February 4, 2000

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)
                                 BALANCE SHEETS

                                                                  AS OF            AS OF
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                   1999            1998
                                                              --------------   -------------
                                           ASSETS

Current assets
  Accounts receivable, trade:
    Amounts billed..........................................    $  759,595      $  927,849
    Retainage...............................................        43,821          55,117
    Unbilled costs..........................................       194,974         339,037
                                                                ----------      ----------
                                                                   998,390       1,322,003
    Less allowance for doubtful accounts....................        15,000          21,800
                                                                ----------      ----------
      Net accounts receivable...............................       983,390       1,300,203
                                                                ----------      ----------
  Inventories...............................................        76,782          40,241
                                                                ----------      ----------
      Total current assets..................................     1,060,172       1,340,444
                                                                ----------      ----------
Property and equipment......................................    10,700,136      10,494,999
  Less accumulated depreciation and amortization............     8,604,569       8,244,681
                                                                ----------      ----------
      Net property and equipment............................     2,095,567       2,250,318
                                                                ----------      ----------
Patents (less accumulated amortization, $177,188 in 1999 and
  $167,700 in 1998).........................................        93,656          99,317
                                                                ----------      ----------
      Total assets..........................................    $3,249,395      $3,690,079
                                                                ==========      ==========

                            LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
  Accounts payable..........................................    $  219,255      $  304,167
  Accrued liabilities.......................................            --          54,739
  Advances on contracts in progress.........................       154,908         357,663
                                                                ----------      ----------
    Total current liabilities...............................       374,163         716,569
                                                                ----------      ----------
Shareholder's Equity
Intercompany advances from Spire Corporation................     2,875,232       2,973,510
                                                                ----------      ----------
      Total liabilities and shareholder's equity............    $3,249,395      $3,690,079
                                                                ==========      ==========

                See accompanying notes to financial statements.

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)

                            STATEMENTS OF OPERATIONS

                                                              NINE MONTHS ENDED        YEAR ENDED
                                                             SEPTEMBER 30, 1999    DECEMBER 31, 1998
                                                             -------------------   ------------------
Net sales and revenues
  Contract research, service and license revenues..........      $ 3,369,811           $ 6,106,024
                                                                 -----------           -----------
    Total net sales and revenues...........................        3,369,811             6,106,024
                                                                 -----------           -----------

Costs and expenses
  Cost of contract research, services and licenses.........        2,990,661             5,450,295
  Selling, general and administrative expenses.............        1,128,702             1,594,606
  Other operating charges..................................               --               608,911
                                                                 -----------           -----------
    Total costs and expenses...............................        4,119,363             7,653,812
                                                                 -----------           -----------
Loss from operations.......................................         (749,552)           (1,547,788)
Interest income (expense), net.............................          (12,852)                1,209
                                                                 -----------           -----------
Loss before income taxes...................................         (762,404)           (1,546,579)
Income tax expense (benefit)...............................               --              (340,536)
                                                                 -----------           -----------
Net loss...................................................      $  (762,404)          $(1,206,043)
                                                                 ===========           ===========

                See accompanying notes to financial statements.

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)

                       STATEMENTS OF SHAREHOLDER'S EQUITY

     NINE MONTHS ENDED SEPTEMBER 30, 1999 AND YEAR ENDED DECEMBER 31, 1998

                                                                 TOTAL
                                                              -----------
Balance, December 31, 1997                                    $ 3,512,404
  Net loss..................................................   (1,206,043)
  Net intercompany activity.................................      667,149
                                                              -----------
Balance, December 31, 1998..................................    2,973,510
  Net loss..................................................     (762,404)
  Net intercompany activity.................................      664,126
                                                              -----------
Balance, September 30, 1999.................................  $ 2,875,232
                                                              ===========

                 See accompanying notes to financial statements

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)

                            STATEMENTS OF CASH FLOWS

                                                              NINE MONTHS ENDED        YEAR ENDED
                                                             SEPTEMBER 30, 1999    DECEMBER 31, 1998
                                                             -------------------   ------------------
Cash flows from operating activities:
  Net loss.................................................      $  (762,404)          $(1,206,043)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization........................          369,376               474,905
      Deferred tax benefit.................................               --              (340,536)
Changes in assets and liabilities:
        Accounts receivable................................          316,813               497,691
        Inventories........................................          (36,541)               93,460
        Accounts payable and accrued liabilities...........         (139,651)             (192,440)
        Advances on contracts in progress..................         (202,755)              307,663
                                                                 -----------           -----------
          Net cash used in operating activities............         (455,162)             (365,300)
                                                                 -----------           -----------
Cash flows from investing activities:
  Additions to property and equipment......................         (205,137)             (290,306)
  Increase in patent costs.................................           (3,827)              (11,543)
                                                                 -----------           -----------
    Net cash used in investing activities..................         (208,964)             (301,849)
                                                                 -----------           -----------
Cash flows from financing activities:
  Net intercompany activity with Spire Corporation.........          664,126               667,149
                                                                 -----------           -----------
    Net cash provided by financing activities..............          664,126               667,149
                                                                 -----------           -----------
Net increase (decrease) in cash and cash equivalents.......               --                    --

Cash and cash equivalents, beginning of period.............               --                    --
                                                                 -----------           -----------
Cash and cash equivalents, end of period...................      $        --           $        --
                                                                 ===========           ===========

                See accompanying notes to financial statements.

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

(1)  DESCRIPTION OF THE BUSINESS

    Optoelectronics (the "Company") is a division of Spire Corporation ("Spire"). On December 31, 1999, Spire sold certain assets and liabilities of Optoelectronics to Methode Electronics, Inc. ("Methode") for approximately
$13 million. Optoelectronics develops, manufactures and markets optoelectronic products for telecommunications, biomedical and electronics applications.

    Spire and Methode have also entered into several agreements governing various relationships between the Company and Methode, including a sub-lease agreement, employee transfer agreement, non-competition agreement, services agreement, and several sub-contract agreements.

(2)  BASIS OF PRESENTATION

    The accompanying financial statements of Optoelectronics include the results of operations and assets and liabilities directly related to Optoelectronics' operations.

    Optoelectronics was allocated approximately $891,000 and $1,526,000 of costs related to Spire's shared administrative functions in 1999 and 1998, respectively. The allocation costs are included in the general, administrative and other expenses in the statements of operations. Allocations of corporate costs, which include finance and administration, are allocated on a net revenue basis. Human resource administration and corporate employee benefit costs are allocated based on employee head count. Purchasing department costs are allocated based upon divisional purchases versus total company purchases. Rent, utilities and related facility costs are allocated based upon square footage occupied. Management believes that such allocation methodologies are reasonable. The expenses allocated to Optoelectronics for these services are not necessarily indicative of the expenses that would have been incurred if Optoelectronics had been a separate, independent entity and had otherwise managed these functions. Subsequent to the sale, Methode will be required to manage these functions and will be responsible for the expenses associated with the management of Optoelectronics.

    Optoelectronics' operations have been financed through its operating cash flows and debt and equity financing of Spire. Optoelectronics' interest income (expense) includes an allocation of Spire's interest income (expense) based upon net revenues. Optoelectronics is expected to have a capital structure different from the capital structure in the accompanying financial statements and accordingly, interest income (expense) is not necessarily indicative of the interest expense that Optoelectronics would have incurred as a separate, independent company.

    Income tax expense was calculated as if Optoelectronics filed separate income tax returns. As Spire manages its tax position on a consolidated basis, which takes into account the results of all of its businesses, Optoelectronics' effective tax rate in the future would vary from its historical effective tax rates. Optoelectronics' future effective tax rate will largely depend on its structure and tax strategies.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) REVENUE RECOGNITION

       Revenue for service contracts is recognized upon performance of the service. Revenue on government research contracts is recorded as costs are incurred and includes a pro-rated portion of the estimated profit.

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (B) INVENTORIES

       Inventories are stated at the lower of cost or market, cost being determined by the average cost method, on a first-in, first-out (FIFO) basis. Inventories consist primarily of raw materials.

    (C) PROPERTY AND EQUIPMENT

       Property and equipment is stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets, as follows:

            Machinery and equipment      5 and 7 years
            Furniture and fixtures       5 years
                                         Lesser of 10 years or remaining life of facility
            Leasehold improvements       lease

       Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are added to property and equipment accounts at cost.

    (D) PATENT COSTS

       Patent costs are capitalized and amortized over five years using the straight-line method.

    (E) INCOME TAXES

       The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (F) RESEARCH AND DEVELOPMENT COSTS

       Research and development costs are charged to operations as incurred, except where such costs are reimbursable under customer funded contracts. During the nine months ended September 30, 1999 and year ended
       December 31, 1998, unfunded research and development costs were $55,000 and $178,000, respectively.

    (G) USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (H) FINANCIAL INSTRUMENTS

       Financial instruments of the Company consist of accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

    (I) LONG-LIVED ASSETS

       Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In such instances, the carrying values of long-lived assets are reduced to their estimated fair value, as determined using an appraisal or a discounted cash flow approach, as appropriate.

    (J) NEW ACCOUNTING STANDARDS

       In 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Company will adopt SFAS 133 on January 1, 2001. The impact of SFAS 133 on the financial statements is not expected to be material.

       Also in 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and SOP 98-5, "Reporting on the Costs of Start-Up Activities." The Company adopted SOP 98-1 and SOP 98-5 on January 1, 1999. The adoption of these pronouncements did not have a material effect on the financial statements.

(4)  ACCOUNTS RECEIVABLE

    Unbilled costs on contracts in progress represent revenues recognized on contracts for which billings have not been presented to customers as of each balance sheet date. These amounts are billed and generally collected within one year.

    Retainage represents revenues on certain United States Government sponsored research and development contracts. These amounts, which usually represent 15% of the Company's research fee on each applicable contract, are not collectible until a final cost review has been performed by government auditors. Included in retainage are amounts expected to be collected after one year which totaled $23,000 and $11,000 at September 30, 1999 and December 31, 1998, respectively. All other accounts receivable are expected to be collected within one year.

    The primary source of revenue for the Company is contracts with United States Government agencies. During the nine-months ended September 30, 1999 and the year ended December 31, 1998, revenues from contracts with United States Government agencies accounted for approximately 74% and 80% of the Company's total revenues, respectively. At September 30, 1999 and December 31, 1998 accounts receivable from United States Government agencies amounted to $530,646 and $665,746, respectively.

    All contracts with United States Government agencies have been audited and settled through December 1995. Except as discussed in the following paragraph, the Company has not incurred significant losses as a result of government audits.

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

(4)  ACCOUNTS RECEIVABLE (CONTINUED)
    On March 2, 1998 Spire received a letter from the Office of the United States Attorney for the Eastern District of Virginia stating that it was considering the commencement of a civil action concerning seven research initiatives undertaken by Spire (four of which were Optoelectronics initiatives) in the period from 1990 to the present. The letter alleged that, in certain instances, Spire had failed to inform the government of pending or previously submitted proposals for work the government alleges was related to proposals which were funded. Rather than continuing to incur the legal costs and expend management resources in litigating this matter, Spire settled with the government on August 18, 1998 for $547,000. See Note 8.

(5)  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                        1999          1998
                                                     -----------   -----------
Computer software..................................  $    64,498   $    63,703
Machinery and equipment............................   10,133,499     9,951,516
Furniture and fixtures.............................      190,133       190,243
Leasehold improvements.............................      289,537       289,537
Construction in progress...........................       22,469            --
                                                     -----------   -----------
                                                     $10,700,136   $10,494,999
                                                     ===========   ===========

(6)  INCOME TAXES

    Total federal and state income tax expense (benefit) for the nine months ended September 30, 1999 and year ended December 31, 1998, consists of the following:

                                                        1999          1998
                                                     -----------   -----------
Current:
  State............................................  $        --   $        --
  Federal..........................................           --            --
                                                     -----------   -----------
                                                              --            --
                                                     -----------   -----------

Deferred:
  State............................................           --            --
  Federal..........................................           --            --
                                                     -----------   -----------
                                                              --      (340,536)
                                                     -----------   -----------
                                                     $        --   $  (340,536)
                                                     ===========   ===========

    Actual income tax expense (benefit) for the nine months ended September 30, 1999 and year ended December 31, 1998 differs from the "expected" income tax expense (benefit) for the year

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

(6)  INCOME TAXES (CONTINUED)
(computed by applying the U.S. federal corporate income tax rate of 34% to earnings (loss) before income taxes) as follows:

                                                        1999          1998
                                                     -----------   -----------
Computed "expected" income tax benefit.............  $  (250,478)  $  (525,837)
State tax, net of federal benefit..................      (46,191)      (96,971)
Increase in valuation allowance....................      295,169       280,272
Other..............................................        1,500         2,000
                                                     -----------   -----------
                                                     $        --   $  (340,536)
                                                     ===========   ===========

    The amount recorded as a deferred income tax asset as of September 30, 1999 represents the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. At September 30, 1999, based on the Company's level of net income and projected earnings, the Company increased the valuation allowance by $295,169. The Company continually re-evaluates the recoverability of deferred tax assets.

    The tax effects of temporary differences that give rise to significant portions of net deferred tax assets at September 30, 1999 and December 31, 1998 are presented below:

                                                        1999          1998
                                                     -----------   -----------
Deferred tax assets:
  Accounts receivable..............................  $    11,517   $     8,779
  Inventories......................................        2,072         1,086
  Federal net operating loss carryforwards.........      739,237       506,446
  State net operating loss and investment tax
  credit...........................................      136,324        93,395
                                                     -----------   -----------
    Total gross deferred tax assets................      889,150       609,706
    Less: valuation allowance......................     (575,441)     (280,272)
                                                     -----------   -----------
    Net deferred tax assets........................      313,709       329,434
                                                     -----------   -----------

Deferred tax liabilities:
  Property and equipment...........................     (313,709)     (329,434)
                                                     -----------   -----------
    Total gross deferred tax liabilities...........     (313,709)     (329,434)
                                                     -----------   -----------
  Net deferred tax assets..........................  $        --   $        --
                                                     ===========   ===========

(7)  COMMITMENTS

    Spire subleases its facilities from a company that leases the building from a trust; the principal beneficiary of the trust is the principal stockholder of Spire. The sublease originally was for a period of ten years, after which the Company exercised its option to extend for an additional five-year period expiring on November 30, 2000 with an option for an additional five-year extension period. The agreement provides for minimum rental payments plus annual increases linked with the Consumer

               OPTOELECTRONICS (A DIVISION OF SPIRE CORPORATION)

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

(7)  COMMITMENTS (CONTINUED)
Price Index. Total rent expense allocated to the Company utilizing the method discussed in Note 2 under this lease was $343,000 and $461,000 in 1999 and 1998, respectively.

(8)  OTHER OPERATING CHARGES

    During 1998, the Company incurred other operating charges, which included expenses of a non-recurring nature as follows:

                                                                1998
                                                              --------
Allocated settlement of Government claim....................  $415,720
Allocated legal costs incurred in settlement of Government
  claim.....................................................  120,840
Severance and associated fringe benefit costs incurred in
  downsizing Company........................................   72,351
                                                              -------
                                                              $608,911
                                                              =======

    The downsizing program initiated by Spire during 1998 resulted in the reduction of 24 employees. Through December 31, 1998, total employee reduction for the Optoelectronics division amounted to two and $3,841 of the amount provided for the related severance and fringe benefit costs had been spent. The remaining severance provision of $68,510 was utilized in 1999.

    The settlement of government claim and related legal costs represents an allocation of Spire's total associated costs of $706,000 based upon the ratio of the value of Optoelectronics' contracts under question to Spire's total value of questioned contracts.

                              [INSIDE BACK COVER]

Description of Back Cover Art:

    The inside back cover contains a stylized diagram of a fiber optic cable and an optical transceiver. The following text is included under the diagram:

    "The Role of the Optical Transceiver

    Optical transceivers are the ports on network equipment that convert electronic signals into optical signals and back into electronic signals, thereby facilitating the transmission of information over optical communication networks. At the sending end, an optical transceiver converts electronic-based information streams into light-based information streams for launch into the optical communication network. A focused light source, either a light emitting diode or a laser, within the optical transceiver is used to illuminate the fiber core with a series of coded pulses of light that represent the information to be transmitted. At the receiving end, an optical transceiver converts the light-based information stream back into an electronic-based stream."

                                 8,750,000 SHARES

                                       [LOGO]

                             STRATOS LIGHTWAVE, INC.
                                   COMMON STOCK

                                 -------------

                                   PROSPECTUS

                                           , 2000

                             ---------------------

                                LEHMAN BROTHERS

                               CIBC WORLD MARKETS

                           U.S. BANCORP PIPER JAFFRAY

                             ROBERT W. BAIRD & CO.

                           TUCKER ANTHONY CLEARY GULL

                            FIDELITY CAPITAL MARKETS
             A DIVISION OF NATIONAL FINANCIAL SERVICES CORPORATION

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the issuance and distribution of the securities described in this registration statement. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee.........  $   48,576
NASD filing fee.............................................      19,400
Nasdaq National Market application and continued listing
  fees......................................................     125,000
Blue sky qualification fees and expenses....................      10,000
Printing and engraving expenses.............................     300,000
Legal fees and expenses.....................................     750,000
Accounting fees and expenses................................     682,250
Transfer agent and registrar fees...........................      20,000
Miscellaneous expenses......................................     600,000
                                                              ----------
Total.......................................................  $2,537,766
                                                              ==========

    Approximately $1,036,666 of the costs and expenses set forth above are payable by Methode and approximately $1,501,100 are payable by the Registrant.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements
(Exhibit 10.8) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

    Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. See also related undertakings in Item 17 below.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    In connection with its incorporation and organization, on April 12, 2000, the Registrant issued 1,000 shares of common stock to Methode Electronics, Inc. for an aggregate of $1,000. Pursuant to the Master Separation Agreement dated as of May 28, 2000 between Methode Electronics, Inc. and the Registrant, the Registrant will issue an additional 54,028,807 shares of common stock to Methode prior to this offering. The Registrant believes that both of these issuances were exempt under Section 4(2) of the Securities Act as a transaction not involving any public offering.

    No underwriters were involved in connection with the sale of securities referred to in this Item 15.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS.

    The following documents are filed as exhibits to this registration statement:


       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------                     -----------------------
        1.1             Form of Underwriting Agreement

        3.1*            Certificate of Incorporation of Registrant

        3.2             Restated Certificate of Incorporation of Registrant

        3.3*            Bylaws of Registrant

        4.1             Specimen certificate representing the common stock

        5.1             Opinion of Lord, Bissell & Brook

       10.1*            Master Separation Agreement between Methode Electronics,
                        Inc. and Registrant

       10.2* Form of Initial Public Offering and Distribution Agreement between Methode Electronics, Inc. and Registrant

       10.3             Form of Tax Sharing and Indemnification Agreement between
                        Methode Electronics, Inc. and Registrant

       10.4*            Master Transitional Services Agreement between Methode
                        Electronics, Inc. and Registrant

       10.5*            Employee Matters Agreement between Methode Electronics, Inc.
                        and Registrant

       10.6*            Form of Registration Rights Agreement between Methode
                        Electronics, Inc. and Registrant

       10.7*            General Assignment and Assumption Agreement between Methode
                        Electronics, Inc. and Stratos Lightwave, LLC

       10.8*            Form of Indemnity Agreement between Registrant and
                        Registrant's directors and officers

       10.9             Stratos Lightwave, Inc. 2000 Stock Plan

       10.10            Promissory Note of the Registrant payable to Methode
                        Development Company

       21.1*            Subsidiaries of the Registrant

       23.1             Consent of Ernst & Young LLP, independent auditors

       23.2             Consent of KPMG LLP, independent auditors

       23.3             Consent of Lord, Bissell & Brook (included in Exhibit 5.1)

       23.4*            Consent of Person About to Become a Director for Michael P.
                        Galvin

       23.5*            Consent of Person About to Become a Director for Brian
                        Jackman

       23.6*            Consent of Person About to Become a Director for Edward J.
                        O'Connell

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------                     -----------------------
       23.7             Consent of Person About to Become a Director for C. Daniel
                        Nelson

       24.1*            Power of Attorney (included in Part II to the Registration
                        Statement previously filed)

       27.1             Financial Data Schedule


------------------------


*   Previously filed


    (B) FINANCIAL STATEMENT SCHEDULES.

    The following financial statement schedule of Stratos Lightwave is filed as part of this Registration Statement and should be read in conjunction with the financial statements and related notes.

SCHEDULE                                                                                PAGE
--------                                                                                ----
II                      Report of Independent Auditors -- Ernst & Young LLP             S-1
II                      Valuation and Qualifying Accounts and Reserves                  S-2

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on June 20, 2000.


                                                       STRATOS LIGHTWAVE, INC.

                                                       By:            /s/ JAMES W. MCGINLEY
                                                            -----------------------------------------
                                                                        James W. McGinley
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
               /s/ WILLIAM J. MCGINLEY
     -------------------------------------------       Director                          June 20, 2000
                 William J. McGinley

                /s/ JAMES W. MCGINLEY
     -------------------------------------------       President, Chief Executive        June 20, 2000
                  James W. McGinley                      Officer and Director

                 /s/ DAVID A. SLACK                    Chief Financial Officer
     -------------------------------------------         (Principal Financial and        June 20, 2000
                   David A. Slack                        Accounting Officer)

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------                     -----------------------
        1.1             Form of Underwriting Agreement

        3.1*            Certificate of Incorporation of Registrant

        3.2             Restated Certificate of Incorporation of Registrant

        3.3*            Bylaws of Registrant

        4.1             Specimen certificate representing the common stock

        5.1             Opinion of Lord, Bissell & Brook

       10.1*            Master Separation Agreement between Methode Electronics,
                        Inc. and Registrant

       10.2* Form of Initial Public Offering and Distribution Agreement between Methode Electronics, Inc. and Registrant

       10.3             Form of Tax Sharing and Indemnification Agreement between
                        Methode Electronics, Inc. and Registrant

       10.4*            Master Transitional Services Agreement between Methode
                        Electronics, Inc. and Registrant

       10.5*            Employee Matters Agreement between Methode Electronics,
                        Inc.and Registrant

       10.6*            Form of Registration Rights Agreement between Methode
                        Electronics, Inc. and Registrant

       10.7*            General Assignment and Assumption Agreement between Methode
                        Electronics, Inc. and Stratos Lightwave, LLC

       10.8*            Form of Indemnity Agreement between Registrant and
                        Registrant's directors and officers

       10.9             Stratos Lightwave, Inc. 2000 Stock Plan

       10.10            Promissory Note of the Registrant payable to Methode
                        Development Company

       21.1*            Subsidiaries of the Registrant

       23.1             Consent of Ernst & Young LLP, independent auditors

       23.2             Consent of KPMG LLP, independent auditors

       23.3             Consent of Lord, Bissell & Brook (included in Exhibit 5.1)

       23.4*            Consent of Person About to Become a Director for Michael P.
                        Galvin

       23.5*            Consent of Person About to Become a Director for Brian
                        Jackman

       23.6*            Consent of Person About to Become a Director for Edward J.
                        O'Connell

       23.7             Consent of Person About to Become a Director for C. Daniel
                        Nelson

       24.1*            Power of Attorney (included in Part II to the Registration
                        Statement previously filed)

       27.1             Financial Data Schedule


------------------------


*   Previously filed

         REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

To the Shareholder and Directors of Stratos Lightwave, Inc.

    We have audited the combined financial statements of Stratos Lightwave, Inc. as of April 30, 1999 and 2000, and for each of the three years in the period ended April 30, 2000, and have issued our report thereon dated May 30, 2000 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young

Chicago, Illinois
May 30, 2000

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                            STRATOS LIGHTWAVE, INC.
                   YEARS ENDED APRIL 30, 1998, 1999 AND 2000

                                                            ADDITIONS
                                     BALANCE AT    ---------------------------
                                    BEGINNING OF   CHARGED TO     CHARGED TO                  BALANCE AT END
DESCRIPTION                            PERIOD       EXPENSE     OTHER ACCOUNTS   DEDUCTIONS     OF PERIOD
-----------                         ------------   ----------   --------------   ----------   --------------
                                                                 (IN THOUSANDS)
RESERVE FOR INVENTORY
  OBSOLESCENCE:
April 30, 1998....................     $   31        $  449                      $   238(B)      $   242
April 30, 1999....................        242           585        1,043(A)          656(B)        1,234
April 30, 2000....................      1,234         1,281                          954(B)        1,561

ALLOWANCE FOR DOUBTFUL ACCOUNTS:
April 30, 1998....................     $   50        $  138                      $      13       $   175
April 30, 1999....................        175           200        $   9(A)          200(C)          184
April 30, 2000....................        184            77                                          261

------------------------

(A)--Represents balance of Stratos LTD at date of acquisition.


(B)--Represents write-off of obsolete inventory and usage of product previously reserved for.


(C)--Write-off of accounts receivable from customer that filed bankruptcy.

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